The HEART of OUR MISSION™



AeroVironment®

Human Power™

2013 CORPORATE OVERVIEW


AV

The HEART of OUR MISSION™

At the heart of every mission, there is a job to be done. Since the days when our hearts inspired great firsts like human powered flight and solar powered cars, AeroVironment has been a company of impassioned thinkers, engineers and entrepreneurs whose reason and mission for empowering customers has sparked one bold solution after another. It's thinking with our hearts and minds, and today it's delivering technologies that matter more than ever through both our unmanned aircraft systems (UAS) and efficient energy systems. Putting them to work, our customers are improving the way we live and drive, protect our citizens, defend our nation and care for our planet.

GLOBAL OBSERVER'S MISSION

Designed to provide affordable, persistent, high-altitude observation and communication, Global Observer™ is designed to provide advanced warning over a large area to reduce the impact of disasters, spare property and save lives.

The RESCUERS

Extending a hand to those in peril.

As much as our hands can do for us, it's what they can do for others that's at the heart of our mission and the mission of today's first responders. Their job is to save lives. Their reasons are clear. What's often unclear is their path to delivering lifesaving help.

To find their way quickly and safely, more and more emergency personnel are asking for our rapidly deployable small UAS to provide critical "eyes in the sky" and real-time situational awareness whenever and wherever danger threatens. And Qube™ is ready to fly, ready to find the lost or stranded, ready to direct the rescue and ready to warn those in harm's way. In the hands of firefighters, police, paramedics and other rescue personnel, Qube is designed to serve a critical role in protecting property and saving lives.





QUBE'S MISSION

With its vertical lift-off, agile maneuvering and hovering capabilities, Qube provides a mission critical public safety solution for first responders.



The TROUBLESHOOTERS

Keeping an eye out for problems.



RAVEN'S MISSION

Under five pounds, Raven can fly upwards of 90 minutes with a range of 10 kilometers, acquiring data to keep our customers' operations running safely, efficiently and more profitably.

At AeroVironment, anticipating the needs of our customers' operations requires that distinctly human power of foresight. It's seeing the challenges and the solutions even before they do. More importantly, it's seeing trouble in the field before trouble can happen—because no longer is that field just the battlefield, nor our battle-proven small UAS just for the military.

Now, AeroVironment customers working in agriculture, oil and gas, utilities, mining and elsewhere can count on highly-mobile, easily launched UAS like our Raven™ to monitor their assets in the field. Not only are small UAS less expensive than conventional aircraft to own and operate, but they can also help spot a small problem before it becomes a big one. From the remote and rugged terrain of West Virginia's coal fields, to the sprawling farms of America's heartland, to oil and gas platforms dotting our oceans, Raven is on a new kind of mission.

The PRESERVERS

Keeping a finger on the pulse of our planet.



WASP'S MISSION

A man-packable, all-environment micro air vehicle (MAV), Wasp can operate over land or water, delivering advanced imagery in the most challenging conditions.

Their mission often takes them to some of the harshest, most remote parts of the planet. Flying in conventional aircraft can be dangerous at best, or simply impossible. So for biologists, geologists and environmental scientists our small UAS have become crucial new tools in their efforts to monitor and preserve wildlife and the environment.

Now, with their fingers at the controls of an AeroVironment unmanned aircraft system like Wasp™, they have a safe and fast method to collect pertinent data previously out of reach. Whether the mission is studying the shrinking Stellar Sea Lion population in Western Alaska for the National Marine Mammal Laboratory, or flying into the noxious, sulfur dioxide plume of Costa Rica's Turrialba volcano to collect climate data for NASA, AeroVironment's toolkit of small UAS is giving researchers the ability to touch the planet and our lives like never before.



The PROTECTORS

Arming our police and warfighters with better information.

PUMA'S MISSION

Our longest endurance UAS capable of landing in water or on land, Puma's optical (EO) and infrared (IR) cameras allow our protectors to keep "eyes on target" across the broadest area—and its endurance will only increase.

The soldier on the battlefield carries a toolkit from which he can arm himself. So does the police officer on the street. But there's one tool they both reach for more and more when duty calls at home or abroad—a small unmanned aircraft system, like AeroVironment's Puma™, to help them accomplish their mission and safely come home.

From the moment a police officer or soldier throws Puma™ into the air, real-time video is transmitted to their position on the ground, arming them with more than just firepower. Rather, our mission is to arm them with a more strategic power—the power of information. Backpack portability, launched from almost anywhere, invaluable in the tactical advantages they deliver and the money they save our customers, it's no wonder that our small UAS now represent 85% of the unmanned aircraft in the Pentagon's inventory. Internationally, the demand for our small UAS is also building, while our UAS mission services continues to offer unique value to our customers who look to AeroVironment for a complete solution.



EV CHARGER'S MISSION

From overnight charging to our DC fast charging stations that will deliver a full charge in less than 30 minutes, AeroViroment's mission is to keep EV drivers on the move wherever their lives take them.



The TRAILBLAZERS

Having the legs to go far.

Many an idea has come and gone when it comes to building a more efficient car. If it's good and people like how it fits their lifestyle, it might have the legs to go far. If not, it will stall. Throughout its history, the electric vehicle has done both. People want the quiet, cleaner, more economical drive, but electric vehicles never went far—perhaps because they couldn't go far. Only today, things are changing fast—through faster charging.

Since the days when our hearts inspired us to engineer the first electric vehicle of the modern era, the GM Impact, AeroVironment has been a trailblazer in the development of fast charge systems for electric vehicles. Together with our clients—Nissan, Mitsubishi Motors North America, BMW of North America, Ford and others—we're changing drivers into EV trailblazers faster than ever by giving them the freedom of several charging options—like our easy-to-install home electric vehicle charging stations and public DC fast charging stations. It's the new electric vehicle lifestyle, charged by AeroVironment's years of experience and proven solutions, and it's got legs.




Zero Emission

The PLANNERS

Putting our minds to work where we live and drive.

We plan for the future. Because we have the human power to imagine a better tomorrow, AeroVironment's thinkers, engineers and entrepreneurs have long dreamt of a bright new future for transportation—less dependent on fossil fuels, alive with clean electric vehicles quietly zipping down our highways and around our cities. Only we don't have to dream it anymore. Happily, we're already on the road there.

Across America, plug-in vehicle charging infrastructure is blossoming. Planners are rolling out AeroVironment charging stations in cities and across islands like Oahu. Highways are being electrified, like the West Coast Electric Highway that added more than 40 AeroVironment public chargers between Oregon and Canada. Every major airport hub in the United States and many factories and distribution centers now rely on our industrial fast charge systems, including our PosiCharge fast charge systems at the Seattle-Tacoma International Airport. And every day our electric vehicle test systems are fueling longer lasting battery technologies so EV drivers are free to go wherever they have a mind to go.



The DOERS

Putting our heart into everything we do.

People often ask exactly what it is that we do. We are, after all, a leader in two important and growing markets. We are builders and makers, engineering innovative solutions to our customers' important problems. Only we do more than that. Like our founder, Dr. Paul MacCready, we're also dreamers, constantly experimenting with new ideas that help our customers do more. A lot more. With our unmanned aircraft systems and our efficient energy systems, our customers do more by achieving greater security, productivity, safety, mobility and a cleaner environment. And helping them to do it all—that's at the heart of our every mission and everything that we do.

Dear Stockholders

AeroVironment faced a number of industry, market and federal budget challenges in our fiscal year 2013, yet it was also a year of important achievements for our team. Recognizing that much work remains, I am confident in our strategy and believe our team's accomplishments over the last year position us to capitalize on our advantages in market position, innovation, agility, persistence and capital structure to achieve our long-term goals, further enhance stockholder value and remain a source of stable and reliable support for our customers.

2013 Results & the AeroVironment Growth Thesis

Contracting delays resulting from cuts to federal spending for the U.S. Department of Defense pushed $100 million in expected Unmanned Aircraft Systems (UAS) revenue out of our fiscal year 2013. In addition, our Efficient Energy Systems (EES) business segment was impacted by slower than anticipated sales of electric vehicles. We have responded by reducing costs in both our UAS and EES business segments to preserve profitability while minimizing the impact of these cost reductions on our ability to realize new market opportunities. Though uncertainty remains in the broader environment, across our business we continue to make great strides in executing on our long-term plan and shaping our future.

On our balance sheet, despite year-over-year inventory growth and a revenue decline, cash grew by more than $11 million during fiscal 2013. Our balance sheet gives us enormous flexibility to support our growth strategy by enabling AeroVironment to make strategic investments quickly and decisively to secure market entry and expansion. Our solid balance sheet also provides customers and prospective customers confidence in our strength and staying power, especially when we compete for new opportunities against smaller competitors that are not as well-capitalized or against much larger organizations with deeper pockets.

Looking ahead, our growth thesis remains the underpinning of our strategy:

1. AeroVironment is a technology solutions provider, driving profitable long-term compound growth through the delivery of innovative solutions for large market opportunities.
2. We expect to maintain our leadership in the existing markets where our previous innovations have already been adopted.
3. We expect to achieve high, long-term growth and superior return on investment from the adoption of multiple new solutions in new and adjacent markets.

Market Share Leadership

AeroVironment is a market share leader in small UAS, industrial electric vehicle (EV) charging systems, EV test systems and passenger EV charging solutions. Across these businesses we have expanded our offering, our customer reach and the value that we deliver.

UAS: In our fiscal year 2013, our UAS team accelerated delivery of pan-tilt-zoom gimbaled sensor payloads for Raven® systems and added the new Tier II unmanned helicopter to our offering, giving our customers more capability to gather critical information in a broader set of situations and environments. Our UAS team also won several new international small UAS contracts, bringing our count of international customers to 24.

EES: In EES we expanded the number of Level 2 charging systems deployed across North America to more than 12,000, while also securing the position of exclusive home charging installation and hardware provider for the Ford Motor Company's line of plug-in electric vehicles.

Opportunities for Continued Growth & 2014 Priorities

Over the past year we have established or strengthened leadership positions in important new growth areas based on multiple new solutions. Our Switchblade® tactical missile system performed well on the battlefield in fiscal 2013, helping to protect our troops and creating momentum for increased demand.

We demonstrated superior capabilities in the U.S. Department of State's UAS mission services competition, expanded the number of public safety agencies pursuing FAA approval to operate our Qube® system, continued to pursue adoption opportunities for our Global Observer® high-altitude, long endurance UAS and solidified our position as a leading provider of EV charging solutions poised to benefit from the broader and faster adoption of EVs. While there is always timing and volume uncertainty associated with innovative solutions for new markets, each one of these opportunities offers the possibility of long-term growth and significant value creation.

We have three principal priorities for fiscal 2014: a sustained focus on being number one with our customers; winning and executing on key growth opportunities; and operating profitability from a continued focus on efficiency and operational excellence. We believe that, through these initiatives and by successfully executing on our business model, AeroVironment will yield the highest return on capital and sustained stockholder value possible.

The heart of our mission is helping our customers and stakeholders succeed in important ways. With the support of our people, our Board of Directors and you, we look forward to maximizing that success, today and tomorrow.

Thank you,



Timothy E. Conver
Chairman,
Chief Executive Officer & President

FINANCIAL HIGHLIGHTS

The AeroVironment team faced a challenging year, yet executed effectively to deliver important progress. Government contracting delays and anticipated reductions in defense spending resulted in a decline in revenue in fiscal 2013, but we strengthened our leading market positions in small unmanned aircraft systems, electric vehicle test and charging systems and positioned Switchblade™ tactical missile systems for increasing demand. We continued to focus on helping our customers succeed in their important missions, and by doing so, to increase value for all our stakeholders.

REVENUE BY SEGMENT

In thousands except for share and per share data

	2011	2012	2013
UAS	$249,769	$273,728	$194,276
EES	42,734	51,280	45,876
Total Revenue	292,503	325,008	240,152
Income from Operations	33,951	43,076	3,802
Net Income	25,509	30,451	10,426
EPS Fully Diluted	1.17	1.38	0.47
Total Assets	331,747	369,151	363,465
Stockholders' Equity	263,468	299,198	315,186
Operating Margin	12%	13%	2%

SHARE PRICE

Fiscal Year Ended April 30, 2013	High	Low
First Quarter	$27.82	$21.14
Second Quarter	24.88	21.56
Third Quarter	23.70	19.25
Fourth Quarter	23.18	16.98

Fiscal Year Ended April 30, 2012	High	Low
First Quarter	$36.49	$26.81
Second Quarter	34.28	24.01
Third Quarter	33.87	28.33
Fourth Quarter	31.87	23.70

Fiscal Year Ended April 30, 2011	High	Low
First Quarter	$28.17	$20.70
Second Quarter	24.47	21.25
Third Quarter	29.91	23.25
Fourth Quarter	35.96	27.30

EXECUTIVE MANAGEMENT TEAM

[illegible]

Thomas Herring
Senior Vice President
and Chief Operating Officer

[illegible]

BOARD OF DIRECTORS

[illegible]

Murray Gell-Mann
Director
Co-Founder, Santa Fe Institute

Charles R. Holland
Director
General, USAF (Ret)
Former Commander
U.S. Special Operations Command
(2000-2003)

Stephen F. Page
Director
Trustee, Loyola Marymount University

STOCKHOLDER INFORMATION

Investor Relations
Steven A. Gitlin
Vice President, Investor Relations

To obtain free copies of this overview and 10-K please contact AeroVironment's Investor Relations Department:

AeroVironment, Inc.
Attn: Investor Relations
181 W. Huntington Drive, Suite 202
Monrovia, California 91016

Phone: 626.357.9983, ext. 245
Facsimile: 626.359.9628
Email: ir@avinc.com
IR website: http://investor.avinc.com
www.avinc.com

Transfer Agent
American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219

Shareholder Services
800.937.5449

Independent Registered Public Accounting Firm
Ernst & Young LLP

Market Information
The common stock of the Company is traded on the NASDAQ Stock Market under the symbol "AVAV."


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Paper from responsible sources
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AV
aerovironment

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended April 30, 2013

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from to

Commission file number 001-33261

AEROVIRONMENT, INC.
(Exact name of registrant as specified in its charter)

Delaware	**95-2705790**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
181 W. Huntington Drive, Suite 202	
Monrovia, CA	**91016**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(626) 357-9983**

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant, based on the closing price on the NASDAQ Global Select Market on October 27, 2012 was approximately $422.9 million.

As of June 7, 2013, the issuer had 22,614,315 shares of common stock, par value $0.0001 per share, issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the conclusion of the registrant's fiscal year ended April 30, 2013, are incorporated by reference into Part III of this Form 10-K.

AEROVIRONMENT, INC.
INDEX TO FORM 10-K

PART I

Forward-Looking Statements

This Annual Report on Form 10-K, or Annual Report, contains forward-looking statements, which reflect our current views about future events and financial results. We have made these statements in reliance on the safe harbor created by the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act). Forward-looking statements include our views on future financial results, financing sources, product development, capital requirements, market growth and the like, and are generally identified by terms such as "may," "will," "should," "could," "targets," "projects," "predicts," "contemplates," "anticipates," "believes," "estimates," "expects," "intends," "plans" and similar words. Forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors which could cause the actual results to differ materially from the forward-looking statement. These uncertainties and other factors include, among other things:

- unexpected technical and marketing difficulties inherent in major research and product development efforts;
- availability of U.S. government funding for defense procurement and research and development programs;
- the extensive regulatory requirements governing our contracts with the U.S. government and the results of any audit or investigation of our compliance therewith;
- the potential need for changes in our long-term strategy in response to future developments;
- unexpected changes in significant operating expenses, including components and raw materials;
- changes in the supply, demand and/or prices for our products;
- increased competition, including from firms that have substantially greater resources than we have;
- changes in the regulatory environment; and
- general economic and business conditions in the U.S. and elsewhere in the world.

Set forth below in Item 1A, "Risk Factors" are additional significant uncertainties and other factors affecting forward-looking statements. The reader should understand that the uncertainties and other factors identified in this Annual Report are not a comprehensive list of all the uncertainties and other factors that may affect forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements or the list of uncertainties and other factors that could affect those statements.

Item 1. Business.

Overview

We design, develop, produce, support and operate a technologically-advanced portfolio of products and services. We supply unmanned aircraft systems, or UAS, tactical missile systems and related services primarily to organizations within the U.S. Department of Defense, or DoD. We also supply charging systems and services for electric vehicles, or EVs, and power cycling and test systems to commercial, consumer and government customers. We derive the majority of our revenue from these business areas and we believe that the markets for these solutions have significant growth potential. Additionally, we believe that some of the innovative potential products in our research and development pipeline will emerge as new growth platforms in the future, creating additional market opportunities.

The success we have achieved with our current products and services stems from our investment in research and development and our ability to invent and deliver advanced solutions, utilizing proprietary and commercially available technologies, to help our government, commercial and consumer customers operate more effectively and efficiently. We develop these highly innovative solutions by working very closely with our key customers in each segment of our business and solving their most important challenges related to our areas of expertise. Our core technological capabilities, developed through more than 40 years of innovation, include lightweight aerostructures, power electronics, electric propulsion systems, efficient electric power generation, conversion, and storage systems, high-density energy packaging, miniaturization, digital data links, aircraft payloads, controls integration, systems integration and engineering optimization coupled with professional field service capabilities.

Our UAS business segment focuses primarily on the design, development, production, support and operation of innovative UAS and tactical missile systems that provide situational awareness, multi-band communications, force protection and other mission effects to increase the security and effectiveness of our customers' operations. Our Efficient Energy Systems, or EES, business segment focuses primarily on the design, development, production, marketing, support and operation of innovative efficient electric energy systems that address the growing demand for electric transportation solutions.

Our Strategy

As a technology solutions provider, our strategy is to develop innovative, safe and reliable new solutions that enable us to create new markets or market segments, gain market share and grow as market adoption increases. We believe that by introducing new solutions that provide customers with compelling value we are able to create new markets or market segments and then grow our positions within those markets or market segments profitably, instead of competing in existing markets against large, incumbent competitors that may possess advantages in scope, scale and relationships.

We intend to grow our business by maintaining market leadership in UAS, tactical missile systems, electric vehicle charging systems and power cycling and test systems, and by creating new solutions that enable us to enter and lead new markets. Key components of this strategy include the following:

Expand the sale of our existing solutions to current and new customers. Our small UAS, electric vehicle charging systems and power cycling and test systems are leading solutions in their respective markets. We intend to increase the penetration of our small UAS products and services within the U.S. military, the military forces of allied nations, other government agencies and first responders. We believe that the broad adoption of our small UAS by the U.S. military will continue to spur demand by allied nations, and that our efforts to pursue new applications will help to create opportunities beyond the military market we currently serve. We similarly intend to increase the penetration of our electric vehicle charging systems and services, and our power cycling and test systems, into existing and new customer segments globally.

Deliver innovative new solutions. Customer-focused innovation is the primary driver of our growth. We plan to continue internal and customer-funded research and development efforts to develop better, more capable products, services and business models, both in response to and in anticipation of emerging customer needs. In some cases these innovations result in upgrades to existing offerings, expanding their value among existing customers and markets. In other cases these innovations become entirely new solutions that position us to address new markets, customers and business opportunities. We believe that by continuing to invest in and secure customer funding for research and development we will continue to deliver innovative new products and services that address market needs within and outside of our current target markets, enabling us to create new opportunities for growth.

Foster our entrepreneurial culture and continue to attract, develop and retain highly-skilled personnel. We have created a company culture that encourages innovation and an entrepreneurial spirit, which helps to attract and retain highly-skilled professionals. We intend to maintain this culture to encourage the development of the innovative, highly technical system solutions and business models that give us our competitive advantage. A core component of our culture is the demonstration of trust and integrity in all of our interactions, contributing to a positive work environment and engendering loyalty among our employees and customers.

Preserve our agility and flexibility. We are able to respond rapidly to evolving markets, solve complicated customer problems, and deliver new products, services and capabilities quickly, efficiently and affordably. We believe this ability helps us to strengthen our relationships with customers and partners. We intend to maintain our agility and flexibility, which we believe to be important sources of differentiation when we compete against organizations with more extensive resources.

Effectively manage our growth portfolio. Our production and development programs and services provide us with numerous investment opportunities that we believe will support our long-term growth by providing our customers with valuable new capabilities. We evaluate each opportunity independently and within the context of all other investment opportunities to determine its relative priority. This process informs decisions we make regarding potential growth capital requirements and ensures that we allocate resources based on relative risks and returns to maximize long-term return on investment, which is a key element of our growth strategy.

Customers

We sell the majority of our UAS and tactical missile systems and services to organizations within the DoD, including the U.S. Army, Marine Corps, Special Operations Command and Air Force. Our EES business segment generates revenue from commercial, consumer and, to a lesser extent, government customers.

During our fiscal year ended April 30, 2013, approximately 43% of our sales were made to the U.S. Army pursuant to orders made under contract by the U.S. Army on behalf of itself as well as several other organizations within the DoD. Other U.S. government agencies and government subcontractors accounted for 27% of our sales revenue, while purchases by foreign, commercial customers and consumers accounted for the remaining 30% of sales revenue during our fiscal year ended April 30, 2013.

Technology, Research and Development

Technological Competence and Intellectual Property

The innovations developed by our company and our founder include, among others: the world's first effective human-powered and manned solar-powered airplanes; the first modern passenger electric car, the EV1 prototype for General Motors; the world's highest flying airplane in level flight, Helios™, a solar-powered unmanned aircraft system that reached over 96,000 feet in 2001; and, more recently, Global Observer, the world's first liquid hydrogen-fuelled unmanned aircraft system and the Nano Hummingbird™, the world's first flapping wing unmanned aircraft system capable of precise hover and omni-directional flight. The Smithsonian Institution has selected seven vehicles developed by us or our founder for its permanent collection. Our history of innovation excellence is the result of our talented, creative and skilled employees whom we encourage to invent and develop innovative new solutions.

Our company was founded by the late Dr. Paul B. MacCready, the former Chairman of our board of directors and an internationally renowned innovator who was instrumental in establishing our entrepreneurial and creative culture. This culture has consistently enabled us to attract and retain highly-motivated, talented employees and has established our reputation as an innovative leader in the industries in which we compete.

A component of our ongoing innovation is a screening process that helps our business managers identify early market needs, which assists us in making timely investments into critical technologies necessary to develop solutions to address these needs. Similarly, we manage new product and business concepts through a commercialization process that balances spending, resources, time and intellectual property considerations against market requirements and potential returns on investment. Strongly linking our technology and business development activities to customer needs in attractive growth markets is an important element of this process. Throughout the process we revalidate our customer requirement assumptions to help ensure that the products and services we ultimately deliver are of high value.

As a result of our commitment to research and development, we possess an extensive portfolio of intellectual property in the form of patents, trade secrets, copyrights and trademarks across a broad range of UAS and advanced energy technologies. As of April 30, 2013, we had 97 U.S. patents issued; 75 U.S. patent applications pending; 51 active Patent Cooperation Treaty applications; and numerous foreign patents and applications. In many cases, when appropriate and to preserve confidentiality, we opt to protect our intellectual property through trade secrets as opposed to filing for patent protection.

The U.S. government has licenses to some of our intellectual property that is specifically developed in performance of government contracts, and may use or authorize others to use this intellectual property. In some cases we fund the development of certain intellectual property to maximize its value and limit potential competitors from utilizing it. While we consider the development and protection of our intellectual property to be integral to the future success of our business, at this time we do not believe that a loss or limitation of rights to any particular piece of our intellectual property would have a material adverse effect on our overall business.

Research, Development and Commercialization Projects

A core component of our business strategy is the development and commercialization of innovative solutions that we believe can become new products or services and enable us to enter large new markets or accelerate the growth of our current products and services. We invest in an active pipeline of these commercialization projects that range in maturity from technology validation to early market adoption. We cannot predict when, if ever, we will successfully commercialize these projects, or the exact level of capital expenditures they could require, which could be substantial.

For the fiscal years ended April 30, 2013, 2012 and 2011, our internal research and development spending amounted to 15%, 10% and 12%, respectively, of our revenue, and customer-funded research and development spending amounted to an additional 16%, 9% and 12%, respectively, of our revenue.

Sales and Marketing

Our marketing strategy is based on developing leadership positions in new markets through the introduction of innovation solutions that improve customer operational effectiveness and efficiency. Our ability to operate in an agile, flexible manner helps us achieve first mover advantage and work closely with early customers to achieve successful adoption of our solutions. Once we establish a market position we work to maintain our leadership position while growing our revenue by expanding sales and through continuous innovation and customer support. Our reputation for innovation is a key component of our brand and has been acknowledged through a variety of awards and recognized in numerous articles in domestic and international publications. We have U.S. registered trademarks for AeroVironment, EV Solutions, PosiCharge, PosiNet, Global Observer, Raven, Wasp, Qube and Switchblade, and have submitted several other applications for trademark registration.

International Sales

We are increasing our sales efforts abroad and have contracted with international sales representatives for our business segments in a number of foreign markets. Our international sales accounted for approximately 15%, 5% and 7%, of our revenue for the fiscal years ended April 30, 2013, 2012 and 2011, respectively.

Competition

We believe that the principal competitive factors in the markets for our products and services include product performance, safety, features, acquisition cost, lifetime operating cost, including maintenance and support, ease of use, rapid integration with existing equipment and processes, quality, reliability, customer support, brand and reputation.

Manufacturing and Operations

We pursue a lean and efficient production strategy across our business segments, focusing on rapid prototyping, supply chain management, final assembly, integration, quality and final acceptance testing. Using concurrent engineering techniques within an integrated product team structure, we rapidly prototype design concepts and products while optimizing our designs for manufacturing requirements, mission capabilities and customer specifications. Within this framework we develop our products with feedback and input from manufacturing, quality, supply chain management, key suppliers, logistics personnel and customers. We rapidly incorporate this input into product designs to ensure maximum efficiency and quality in our products. As a result, we believe that we significantly reduce the time required to move a product from its design phase to full-rate production deliveries with high reliability, quality and yields.

We outsource certain production activities, such as the fabrication of structures, the manufacture of electronic printed circuit board subassemblies, payload components and the medium to high volume production of our EV charging products, to qualified suppliers, with many of whom we have long-term relationships. This outsourcing enables us to focus on final assembly system integration and test processes for our products, ensuring high levels of quality and reliability. We believe that our efficient supply chain is a significant strength of our production strategy. We have forged strong relationships with key suppliers based on their ability to grow with our production needs and support our growth plans. We continue to expand upon our suppliers' expertise to improve our existing products and develop new solutions. We rely on both single and multiple suppliers for certain components and subassemblies. See "Risk Factors—If critical components of our products that we currently purchase from a small number of suppliers or raw materials used to manufacture our products become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products, which could damage our business" for more information. All of our production system operations incorporate internal and external quality programs and processes to increase acceptance rates, reduce lead times and lower cost.

Contract Engineering Services

We actively pursue internally and externally funded projects that help us to strengthen our technological capabilities. Our UAS business segment submits bids to large research customers such as the Defense Advanced Research Projects Agency, the U.S. Air Force, the U.S. Army and the U.S. Special Operations Command for projects that we believe have future commercial application. Contract engineering services conducted through our EES business segment represent a strategic source of innovation for us, and a portion of our business involves providing advanced battery module and pack testing services to automotive and battery manufacturers in support of their electric and hybrid electric vehicle development and production programs. Providing these services contributes to the development and enhancement of our technical competencies. In an effort to manage the ability of our key technical personnel to support multiple, high-value research and development initiatives, we attempt to limit the volume of contract engineering projects that we accept. This process enables us to focus these personnel on projects we believe offer the greatest current and future value to our business.

Contract Mix

The table below shows our revenue for the periods indicated by contract type, including both government and commercial sales:

	Fiscal Year Ended April 30,		
	2013	2012	2011
Fixed-price contracts	75%	76%	69%
Cost-reimbursable contracts	25%	23%	30%
Time-and-materials contracts	0%	1%	1%

Employees

As of April 30, 2013, we had 768 full-time employees, of whom 262 were in research and development and engineering, 109 were in sales and marketing, 248 were in operations and 149 were general and administrative personnel. We believe that we have a good relationship with our employees.

Backlog

We define funded backlog as unfilled firm orders for products and services for which funding currently is appropriated to us under the contract by the customer. As of April 30, 2013 and 2012, our funded backlog was approximately $59.4 million and $93.2 million, respectively. We expect that approximately 91% of our funded backlog will be filled during our fiscal year ending April 30, 2014.

In addition to our funded backlog, we had unfunded backlog of $76.6 million and $96.1 million as of April 30, 2013 and 2012, respectively. We define unfunded backlog as the total remaining potential order amounts under cost reimbursable and fixed price contracts with multiple one-year options, and indefinite delivery, indefinite quantity, or IDIQ contracts. Unfunded backlog does not obligate the U.S. government to purchase goods or services. There can be no assurance that unfunded backlog will result in any orders in any particular period, if at all. Management believes that unfunded backlog does not provide a reliable measure of future estimated revenue under our contracts.

Because of possible future changes in delivery schedules and/or cancellations of orders, backlog at any particular date is not necessarily representative of actual sales to be expected for any succeeding period, and actual sales for the year may not meet or exceed the backlog represented. Our backlog is typically subject to large variations from quarter to quarter as existing contracts expire, or are renewed, or new contracts are awarded. A majority of our contracts, specifically our IDIQ contracts, do not currently obligate the U.S. government to purchase any goods or services. Additionally, all U.S. government contracts included in backlog, whether or not they are funded, may be terminated at the convenience of the U.S. government.

Other Information

AeroVironment, Inc. was originally incorporated in the State of California in July 1971 and reincorporated in Delaware in 2006.

Our principal executive offices are located at 181 W. Huntington Dr., Suite 202, Monrovia, California 91016. Our telephone number is (626) 357-9983. Our website home page on the Internet is *http://www.avinc.com*. We make our website content available for information purposes only. It should not be relied upon for investment purposes, nor is it incorporated by reference into this Annual Report.

We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements for our annual stockholders' meetings, as well as any amendments to those reports, available free of charge through our website as soon as reasonably practical after we electronically file that material with, or furnish it to, the Securities and Exchange Commission, or SEC. You can learn more about us by reviewing our SEC filings. Our SEC reports can be accessed through the investor relations page of our web site at *http://investor.avinc.com*. These reports may also be obtained at the SEC's public reference room at 100 F. Street, N.E., Washington, DC 20549. The SEC also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding the Company.

Unmanned Aircraft Systems

Our UAS business segment addresses the increasing economic and security value of network-centric ISR and communications with innovative UAS and tactical missile system solutions.

Industry Background

Small UAS

The market for small UAS has grown significantly over the last decade, initially due to the U.S. military's post-Cold War transformation, and now more directly from the demands associated with the global threat environment. Following the end of the Cold War, the U.S. military began its transformation into a smaller, more agile force that operates via a network of observation, communication and precision targeting technologies. This transformation accelerated following the terrorist attacks of September 11, 2001, as the U.S. military required improved, distributed observation and targeting of enemy combatants who operate in small groups, often embedded in dense population centers or dispersed in remote locations. We believe that UAS, which range from large systems, such as Northrop Grumman's *Global Hawk* and General Atomics' *Predator*, *Sky Warrior*, *Reaper* and *Gray Eagle*, to small systems, such as our Raven, Wasp AE and Puma, serve as integral components of this transforming military force. These systems provide critical observation and communications capabilities serving the increasing demand for actionable intelligence, while reducing risk to individual "warfighters." Small UAS can provide real-time observation and communication capabilities to the small units who control them. As we explore opportunities to develop new markets for our small UAS, such as border surveillance, law enforcement, first response and infrastructure monitoring, we expect further growth through the introduction of UAS technology to non-military applications once rules are established for their safe and effective operation in each country's national airspace system.

Stratospheric Persistent UAS

We believe a market opportunity exists for UAS that can fly for multiple days to perform continuous remote sensing and communications relay missions in an affordable manner. The emergence of distributed military threats in geographic areas with limited communications infrastructure has prompted U.S. military forces to deploy solutions to manage the increasing volume of data generated by their operations in those areas. Existing solutions such as communications satellites and manned and unmanned aircraft address some of this emerging demand for bandwidth, but do so at relatively high financial and resource costs. Given the nature of asymmetrical warfare, with embedded military adversaries operating in population centers, rural areas and remote locations, the ability to observe areas of interest on a continuous basis with high resolution sensors remains a critical and largely unmet need. Geosynchronous satellites provide fixed, continuous communications relay capabilities to much of the globe, but they operate nearly 25,000 miles from the surface of the earth, therefore limiting the bandwidth they can provide and requiring relatively larger, higher power ground stations. Remote sensing satellites typically operate at lower altitudes, but are unable to maintain geosynchronous positions, meaning they are moving with respect to the surface of the earth, resulting in a limited presence over specific areas of interest, and significant periods of time during which they are not present over those areas. UAS that are capable of operating for extended periods of time over an area of interest without gaps in availability while carrying a communications relay or observation payload in an affordable manner could help to satisfy this need.

Tactical Missile Systems

The development of weapons capable of rapid deployment and precision strike while minimizing the risk to surrounding civilians, property and operators accelerated in recent years due to advances in enabling technologies. Weapons such as laser-guided missiles, "smart" bombs and GPS-guided artillery shells have dramatically improved the accuracy of strikes against hostile targets. When ground forces find themselves engaged in a firefight or near a target, their ability to deploy and use a precision weapon system quickly and easily can mean the difference between mission success and failure. Embedding a lethal payload into a remotely piloted, man-portable delivery system could provide warfighters with a valuable and more cost-effective alternative to existing airborne and land-based missile systems.

Our UAS Solutions

Small UAS Products

Our small UAS, including Raven, Wasp AE, Puma and Shrike, are designed to provide valuable ISR and communications, including real-time tactical reconnaissance, tracking, combat assessment and geographic data, directly to the small tactical unit or individual operator, thereby increasing flexibility in mission planning and execution. Our small UAS wirelessly transmit critical live video and other information generated by their payload of electro-optical or infrared sensors directly to a hand-held ground control unit, enabling the operator to view and capture images, during the day or at night, on the control unit. Our ground control systems allow the operator to control the aircraft by programming it for GPS-based autonomous navigation using operator-designated way-points and also provide for manual flight operation. The ground control systems are designed for durability and ease of use in harsh environments and incorporate a user-friendly, intuitive, user interface. All of our small UAS currently in production operate from our common ground control system.

All of our small UAS are designed to be man-portable, assembled without tools in less than five minutes and launched and operated by one or two people, with limited training required. The efficient and reliable electric motors used in all of our small UAS are powered by replaceable modular battery packs that can be swapped out quickly, enabling rapid return to flight. All of our small UAS, other than Switchblade, which we consider a tactical missile system, are designed to be reusable and can be recovered through an autonomous landing feature that enables a controlled descent to a designated location.

In military applications, our small UAS enable tactical commanders to observe around the next corner, to the next intersection or past the ridgeline in real-time. This information facilitates faster, safer movement through urban, rural and mountainous environments and can enable troops to be proactive based on field intelligence rather than reactive. Moreover, by providing this information, our systems reduce the risk to warfighters and to the surrounding population by providing the ability to tailor the military response to the threat. U.S. military personnel regularly use our small UAS, such as Raven, for missions such as force protection, combat observation and damage assessment. These reusable systems are easy to transport, assemble and operate and are relatively quiet when flying at typical operational altitudes of 200 to 300 feet above ground level, the result of our efficient electric propulsion systems. Furthermore, their small size makes them difficult to see from the ground. In addition, the low cost of our small UAS relative to larger systems and alternatives makes it practical for customers to deploy these assets directly to warfighters.

Our small UAS offerings also include spare equipment, alternative payload modules, batteries, chargers, repair services and customer support. We provide training by our highly-skilled instructors, who typically have extensive military experience, and continuous refurbishment and repair services for our products. By maintaining close contact with our customers and users in the field, we gather critical feedback on our products and incorporate that information into ongoing product development and research and development efforts. This approach enables us to improve our solutions in response to, and in anticipation of, evolving customer needs.

Each system in our small UAS portfolio typically includes multiple aircraft, our common and interoperable hand-held ground control system and an array of spare parts and accessories. Our current small UAS portfolio consists of the following aircraft:

Small UAS Product	Wingspan (ft.)	Weight (lbs.)	Recovery	Standard Sensors	Range (mi.)(1)	Flight Time (min.)(1)
Puma	9.2	13.0	Vertical autonomous landing capable (ground or water)	Mechanical pan, tilt, zoom and digital zoom electro-optical and infrared	9.0	120
Raven	4.5	4.5	Vertical autonomous landing capable	Mechanical pan, tilt, zoom and digital zoom electro-optical and infrared	6.0	90
Wasp AE	3.3	2.8	Vertical autonomous landing capable (ground or water)	Mechanical pan, tilt, zoom and digital zoom electro-optical and infrared	3.0	50
Shrike	3.0	5.5	Vertical takeoff and landing	Mechanical pan, tilt, zoom and digital zoom electro-optical and infrared	5.0	40

(1) Represents point-to-point minimum customer-mandated specifications for all operating conditions. In optimal conditions, the performance of our products may significantly exceed these specifications. Our Digital Data Link, or DDL relay can extend range significantly.

The ground control system serves as the primary interface between the operator and the aircraft, and allows the operator to control the direction, speed and altitude of the aircraft as well as view the visual information generated by the aircraft through real-time, streaming video. Our ground control system interfaces with each of our air vehicles, except Qube, providing a common user interface with each of our air vehicles. In addition to the thousands of air vehicles delivered to our customers, thousands of ground control systems are also in our customers' hands.

The Qube is an unmanned aircraft system tailored to the needs of first response professionals such as law enforcement, search and rescue and fire department personnel. Based on the Shrike platform, the Qube incorporates a simplified touch screen interface to control the system and view the information produced by the air vehicle's onboard sensors. Portable and easy to assemble, operate and stow, the Qube is designed to provide rapid airborne information within one kilometer of its launch point in situations where time is short and risk is high.

During fiscal 2013 we began deploying new miniature gimbaled sensor payloads with mechanical pan, tilt and zoom capabilities that integrate both electro-optical and infrared sensors into a single payload for our Raven system. Part of a new line of miniature gimbaled products, these sensor payloads provide small UAS operators with enhanced observation and target tracking functionality. Our DDL is now integrated into Puma, Raven and Wasp AE, Shrike and Qube systems, enhancing their capabilities, and ultimately, the utility of our small UAS by enabling more efficient radio spectrum utilization and communications security. Small UAS incorporating our DDL offer many more channels as compared to our analog link, increasing the number of air vehicles that can operate in a given area. Additionally, our DDL enables each air vehicle to operate as an Internet-Protocol addressable hub capable of routing and relaying video, voice and data to and from multiple other nodes on this *ad hoc* network. This capability enables beyond line-of-sight operation of our small UAS, further enhancing their value proposition to our customers.

UAS Logistics Services

In support of our small UAS we offer a suite of services that help to ensure the successful operation of our products by our customers. These services generate incremental revenue for the company and provide us with continuous feedback to understand the utility of our systems, anticipate our customers' needs and develop additional customer insights. We believe that this ongoing feedback loop enables us to continue to provide our customers with innovative solutions that help them succeed. We provide spare parts as well as repair, refurbishment and replacement services through our services operation. We designed our services operation to minimize supply chain delays and support our customers with spare parts, replacement aircraft and support whenever and wherever they need them. One of our facilities also serves as the primary depot for repairs and spare parts.

We provide complete training services to support all of our small UAS. Our highly-skilled instructors typically have extensive military experience. We deploy training teams throughout the continental United States and abroad to support our customers' wide variety of training needs on both production and development-stage systems.

UAS Mission Services

Customers who require the information generated by our small UAS but who may not wish to purchase, operate and support the equipment themselves can contract with us for turnkey mission services. We deploy qualified operators to locations around the world to provide UAS-generated reconnaissance video and other information to support numerous types of missions.

UAS Contract Engineering Services

We provide contract engineering services in support of customer-funded research and development projects, delivering new value-added technology solutions to our customers. These types of projects typically involve developing new system solutions and technology or new capabilities to existing solutions that we introduce as retrofits or upgrades. We recognize customer-funded research and development projects as revenue.

We supply our UAS products and services to multiple customers in the United States and beyond. We had delivered approximately 84% of the U.S. Army's acquisition objective for new Raven small UAS, which totals 2,358 systems, as of April 30, 2013. For the fiscal years ended April 30, 2013, 2012 and 2011, our UAS segment products and services accounted for 81%, 84% and 85%, respectively, of our revenue.

UAS Technology, Research and Development

Our primary areas of technological competence represent the sum of numerous technical skills and capabilities that help to differentiate our approach and product offerings. The following list highlights a number of our key UAS technological capabilities:

- lightweight, low speed aerostructures and aerodynamic design;
- miniaturized avionics and micro/nano unmanned aircraft systems;
- image stabilization and target tracking;
- unmanned autonomous control systems;
- payload capability, miniaturization and integration;
- electric and hydrogen propulsion systems and high-pressure-ratio turbochargers;
- stratospheric flight operations;
- fluid dynamics;
- miniature, low power wireless digital communications; and
- system integration and optimization.

Three of our UAS development initiatives are described below:

Global Observer. Global Observer is our high-altitude, long-endurance unmanned aircraft system under development to address the critical need for affordable, 24-hour, 365-days-a-year persistent communications and ISR. Each Global Observer aircraft is designed to operate at up to 65,000 feet for up to a week before landing. A complete system would include at least two aircraft, one flying over a designated area and the other in preparation for takeoff or in transit to or from the designated area, which would alternate positions approximately every week to maintain an uninterrupted presence. Global Observer is the continuation of years of research with both our own and U.S. government development funding. The system has been developed and tested under a three-and-one-half-year joint capabilities technology demonstration program, or JCTD, sponsored by several agencies of the U.S. government. We expect the efficiency and endurance of this unmanned aircraft system, three to four times the longest flight time of existing payload-capable fixed-wing aerial options, to provide for dramatically lower operating and total life cycle costs for missions where long distance persistent communications or surveillance is critical. The Global Observer platform is intended to be the low-cost equivalent of a 12-mile-high, redeployable satellite, providing a potential footprint of coverage of up to 600 miles in diameter and capable of providing a broad array of services, including high-speed broadband data, video and voice relay and ISR. We expect these capabilities to provide the foundation for multiple high-value applications including communications relay and ISR missions for defense and homeland security, storm tracking, telecommunications infrastructure, wildfire detection/tracking and disaster recovery services.

The first Global Observer aircraft developed in the JCTD successfully completed extensive ground testing and then eight test flights at Edwards Air Force Base in California between August 2010 and March 2011, the last three flights using its liquid hydrogen-fuelled propulsion system. More than 18 hours into its ninth flight, after reaching 30,000 feet altitude, the aircraft experienced a mishap that resulted in it impacting the ground on an uninhabited portion of the base and being damaged beyond repair. Our internal analysis quickly determined the cause of the mishap and we subsequently developed and successfully tested a solution designed to prevent it from happening in the future.

Tier II Unmanned Aircraft System. We are expanding our family of UAS to include a tier II unmanned helicopter that is capable of longer duration, higher altitude and carrying heavier payloads, to address an unmet and growing market opportunity. Our supplier provides the base aircraft that we then modify significantly to serve the needs of our target markets. We believe this offering will enhance our value proposition to customers through more capable mission services as well as hardware sales, both as a stand-alone solution and combined with our small UAS. Our tier II unmanned helicopter will be the only such aircraft that can be operated from our portable and interoperable common ground control system, providing a level of portability, flexibility and ease of use not available elsewhere.

Miniature DDL module. Our digital data link (DDL) is now incorporated into each product within our family of small UAS and has been integrated into other unmanned aircraft systems for testing and demonstration purposes. As small and lightweight as DDL is, we developed a smaller DDL module to enable a broad range of devices and users to benefit from its flexible, low cost and rapidly deployable nature. With our miniature DDL module, users of devices such as smart phones can participate in secure DDL-enabled data networks on an *ad hoc* basis. We believe that this innovation will expand our presence into the tactical communication market.

UAS Sales and Marketing

We organize our U.S. UAS business development team members by customer and product and have team members located where they are in close proximity to the customers they support, where possible. Our program managers are organized by product and focus on designing optimal solutions and contract fulfillment, as well as internalizing feedback from customers and users. By maintaining assigned points of contact with our customers, we believe that we are able to enhance our relationships, service existing contracts effectively and gain vital feedback to improve our responsiveness and product offerings.

UAS Manufacturing and Operations

We have successfully developed the manufacturing infrastructure to produce UAS products at high rates, support initial low rate production for new UAS development programs and tactical missile systems and execute initial low-rate production of our stratospheric persistent UAS, Global Observer. Continued investment in infrastructure has established our manufacturing capability to meet demand with scalable capacity. By drawing upon experienced personnel across various manufacturing industries including aerospace, automotive and volume commodities, we have instituted lean production systems and lever our International Organization for Standardization, or ISO, certification, integrated supply chain strategy, document control systems, and process control methodologies for a high volume, efficient production system. Presently, we perform small UAS manufacturing at the 85,000 square foot manufacturing facility we established in 2005. This ISO 9001:2008 certified manufacturing facility is designed to accommodate demand of up to 1,000 aircraft per month. ISO 9001:2008 refers to a set of voluntary standards for quality management systems. These standards are established by the ISO to govern quality management systems used worldwide. Companies that receive ISO certification have passed audits performed by a Registrar Accreditation Board-certified auditing company. These audits evaluate the effectiveness of companies' quality management systems and their compliance with ISO standards. Some companies and government agencies view ISO certification as a positive factor in supplier assessments. Our 105,000 square foot facility housing the Global Observer program is equipped with specialized testing and production capabilities to enable low rate production of this unique system.

UAS Competition

The market for military small UAS is evolving rapidly and subject to changing technologies, shifting customer needs and expectations and the potential introduction of new products. We believe that a number of established domestic and international defense contractors have developed or are developing small UAS that will continue to compete directly with our products. Some of these contractors have significantly more financial and other resources than we possess. Our current principal small UAS competitors include Elbit Systems Ltd., L-3 Communications Holdings, Inc. and Lockheed Martin Corporation. We do not view large UAS such as Northrop Grumman Corporation's *Global Hawk*, General Atomics, Inc.'s *Predator* and its derivatives, The Boeing Company's *ScanEagle* and Textron Inc.'s *Shadow* as direct competitors to our small UAS because they perform different missions, do not typically deliver their information directly to front-line ground forces and are not hand launched and controlled, although we cannot be certain that these platforms will not become direct competitors in the future.

The market for high altitude long endurance UAS is in an early stage of development. As a result, this category is not well defined and is characterized by multiple potential solutions. An existing contractor that claims to provide long endurance UAS is Northrop Grumman Corporation with its Global Hawk. Several aerospace and defense contractors are pursuing this market opportunity with proposed very long duration UAS, including The Boeing Company, Qinetiq Group PLC, Aurora Flight Sciences Corporation, Lockheed Martin Corporation and Northrop Grumman Corporation. Companies pursuing airships as a solution for this market include Lockheed Martin Corporation and Northrop Grumman Corporation. Companies pursuing satellites as a solution for this market include The Boeing Company, Lockheed Martin Corporation, General Dynamics Corporation, EADS N.V., Ball Corporation and Orbital Sciences Corporation.

The market for UAS mission services includes some of the companies competing in the small UAS market as well as companies focused on delivering services as opposed to developing and producing their own UAS. UAS manufacturers such as The Boeing Company's Insitu Business and Textron Inc.'s AAI Corporation currently provide UAS mission services to military customers. Other companies such as ISR Group Inc., Dyncorp International LLC and VT Group plc focus on providing services including those employing UAS.

The market for Tactical Missile Systems is in an early stage of development, but is evolving rapidly. Potential competitors in this market include Textron Inc. and Lockheed Martin Corporation.

The market for tier II unmanned helicopters includes Schiebel Corporation's *CamCopter S-100*, Indra Sistemas, S.A.'s *Pelicano*, Saab AB's *Skeldar V-200* and Yamaha Corporation's *RMAX*.

The market for non-military small UAS is in an early stage of development. The primary factors hindering the development of this market in the U.S. include Federal Aviation Administration, or FAA, regulations that severely restrict the use of small UAS in the national airspace system and Federal Communications Commission regulations regarding the availability of electromagnetic frequency spectrum for the operation of these systems. Initial likely non-military users of small UAS include public safety organizations such as law enforcement agencies, search and rescue teams and fire departments. In addition to companies competing in the military small UAS market, the non-military market could attract numerous additional competitors given perceived lower barriers to entry and a much more fragmented marketplace as compared to the military market. Potential additional competitors could include start-up companies and individuals providing extremely low cost solutions.

We believe that the principal competitive factors in the markets for our UAS products and services include product performance, features, acquisition cost, lifetime operating cost, including maintenance and support, ease of use, integration with existing equipment and processes, quality, reliability, customer support, brand and reputation.

UAS Regulation

Due to the fact that we contract with the DoD and other agencies of the U.S. government, we are subject to extensive federal regulations, including the Federal Acquisition Regulations, Defense Federal Acquisitions Regulations, Truth in Negotiations Act, Foreign Corrupt Practices Act, False Claims Act and the regulations promulgated under the DoD Industrial Security Manual, which establishes the security guidelines for classified programs and facilities as well as individual security clearances. The federal government audits and reviews our performance on contracts, pricing practices, cost structure, and compliance with applicable laws, regulations and standards. Like most government contractors, our contracts are audited and reviewed on a continual basis by federal agencies, including the Defense Contract Management Agency, or DCMA, and the Defense Contract Audit Agency, or DCAA.

Certain of these regulations carry substantial penalty provisions, including suspension or debarment from government contracting or subcontracting for a period of time if we are found to be in violation. We carefully monitor all of our contracts and contractual efforts to minimize the possibility of any violation of these regulations.

In addition, we are subject to industry-specific regulations due to the nature of the products and services we provide.

For example, we are subject to further U.S. government regulation, including by the FAA, which regulates airspace for all air vehicles, by the National Telecommunications and Information Administration and Federal Communications Commission, which regulate the wireless communications upon which our UAS depend in the U.S., and under the International Traffic in Arms Regulations, which regulate the export of controlled technical data, defense articles and defense services. In 2006, the FAA issued a clarification of its existing policies stating that, in order to engage in public use of small UAS in the U.S. National Airspace System, a public (government) operator must obtain a Certificate of Authorization, or COA, from the FAA or fly in restricted airspace. The FAA's COA approval process requires that the public operator certify the airworthiness of the aircraft for its intended purpose, that a collision with another aircraft or other airspace user is extremely improbable, that the small unmanned aircraft system complies with appropriate cloud and terrain clearances and that the operator or spotter of the small unmanned aircraft system is generally within one half-mile laterally and 400 feet vertically of the small unmanned aircraft system while in operation. Furthermore, the FAA's clarification of existing policy states that the rules for radio-controlled hobby aircraft do not apply to public or commercial use of small UAS. The U.S. Congress recently mandated that the FAA develop rules that provide for the integration of small UAS into the national airspace system by September 30, 2015. The FAA is in the process of drafting updated regulations specifically for small UAS operations. We have engaged in discussions with the FAA to help ensure that these new regulations allow for the maximum safe utilization of our small UAS.

Furthermore, our non-U.S. operations are subject to the laws and regulations of foreign jurisdictions, which may include regulations that are more stringent than those imposed by the U.S. government on our U.S. operations.

UAS Government Contracting Process

We sell the significant majority of our small UAS products and services as the prime contractor under contracts with the U.S. government. Certain important aspects of our government contracts are described below.

UAS Bidding Process

Most of our current government contracts were awarded through a competitive bidding process. The U.S. government awards competitive-bid contracts based on proposal evaluation criteria established by the procuring agency. Competitive-bid contracts are awarded after a formal bid and proposal competition among providers. Interested contractors prepare a bid and proposal in response to the agency's request for proposal or request for information. A bid and proposal is usually prepared in a short time period in response to a deadline and requires the extensive involvement of numerous technical and administrative personnel. Following award, competitive-bid contracts may be challenged by unsuccessful bidders.

UAS Funding

The funding of U.S. government programs is subject to congressional appropriations. Although multi-year contracts may be authorized in connection with major procurements, Congress generally appropriates funds on a fiscal year basis, even though a program may continue for many years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations.

The contracts for our full-rate production UAS are funded either through operational needs statements or as programs of record. Operational needs statements represent allocations of discretionary spending or reallocations of funding from other government programs. Funding for our production of initial Raven system deliveries was provided through operational needs statements. We define a program of record as a program which, after undergoing extensive DoD review and product testing, is included in the five-year government budget cycle, meaning that funding will be allocated for purchases under these contracts during the five-year cycle, absent affirmative action by the customer or Congress to change the budgeted amount. Funding for these programs is subject to annual approval. We are currently the sole provider and prime contractor under all of the programs of record established by the DoD for small UAS.

UAS Material Government Contract Provisions

All contracts with the U.S. government contain provisions, and are subject to laws and regulations, that give the government rights and remedies not typically found in commercial contracts, including rights that allow the government to:

- terminate existing contracts for convenience, which affords the U.S. government the right to terminate the contract in whole or in part anytime it wants for any reason or no reason, as well as for default;
- reduce or modify contracts or subcontracts, if its requirements or budgetary constraints change;
- cancel multi-year contracts and related orders, if funds for contract performance for any subsequent year become unavailable;
- claim rights in products and systems produced by its contractors if the contract is cost reimbursable and the contractor produces the products or systems during the performance of the contract;
- adjust contract costs and fees on the basis of audits completed by its agencies;
- suspend or debar a contractor from doing business with the U.S. government; and
- control or prohibit the export of products.

Generally, government contracts are subject to oversight audits by government representatives. Provisions in these contracts permit termination, in whole or in part, without prior notice, at the government's convenience or upon contractor default under the contract. Compensation in the event of a termination, if any, is limited to work completed at the time of termination. In the event of termination for convenience, the contractor may receive a certain allowance for profit on the work performed.

UAS Government Contract Categories

We have three types of government contracts, each of which involves a different payment methodology and level of risk related to the cost of performance. These basic types of contracts are typically referred to as fixed-price contracts, cost reimbursable contracts, including cost-plus-fixed fee, cost-plus-award fee, and cost-plus-incentive fee, and time-and-materials contracts.

In some cases, depending on the urgency of the project and the complexity of the contract negotiation, we will enter into a Letter Contract prior to finalizing the terms of a definitive fixed-price, cost reimbursable or time-and-materials definitive contract. A Letter Contract is a written preliminary contractual instrument that provides limited initial funding and authorizes us to begin immediately manufacturing supplies or performing services while negotiating the definitive terms of the procurement.

Fixed-Price. These contracts are not subject to adjustment by reason of costs incurred in the performance of the contract. With this type of contract, we assume the risk that we will not be able to perform at a cost below the fixed-price, except for costs incurred because of contract changes ordered by the customer. Upon the U.S. government's termination of a fixed-price contract, generally we would be entitled to payment for items delivered to and accepted by the U.S. government and, if the termination is at the U.S. government's convenience, for payment of fair compensation for work performed plus the costs of settling and paying claims by any terminated subcontractors, other settlement expenses and a reasonable allowance for profit on the costs incurred.

Cost Reimbursable. Cost reimbursable contracts include cost-plus-fixed fee contracts, cost-plus-award fee contracts and cost-plus-incentive fee contracts. Under each type of contract, we assume the risk that we may not be able to recover costs if they are not allowable under the contract terms or applicable regulations, or if the costs exceed the contract funding.

- Cost-plus-fixed fee contracts are cost reimbursable contracts that provide for payment of a negotiated fee that is fixed at the inception of the contract. This fixed fee does not vary with actual cost of the contract, but may be adjusted as a result of changes in the work to be performed under the contract. This contract type poses less risk of loss than a fixed-price contract, but our ability to win future contracts from the procuring agency may be adversely affected if we fail to perform within the maximum cost set forth in the contract.
- A cost-plus-award fee contract is a cost reimbursable contract that provides for a fee consisting of a base amount, which may be zero, fixed at inception of the contract and an award amount, based upon the government's satisfaction with the performance under the contract. With this type of contract, we assume the risk that we may not receive the award fee, or only a portion of it, if we do not perform satisfactorily.
- A cost-plus-incentive fee contract is a cost reimbursable contract that provides for an initially negotiated fee to be adjusted later by a formula based on the relationship of total allowable costs to total target costs.

We typically experience lower profit margins and lower risk under cost reimbursable contracts than under fixed-price contracts. Upon the termination of a cost reimbursable contract, generally we would be entitled to reimbursement of our allowable costs and, if the termination is at the U.S. government's convenience, a total fee proportionate to the percentage of work completed under the contract.

Time-and-Materials. Under a time-and-materials contract, our compensation is based on a fixed hourly rate established for specified labor or skill categories. We are paid at the established hourly rates for the hours we expend performing the work specified in the contract. Labor costs, overhead, general and administrative costs and profit are included in the fixed hourly rate. Materials, subcontractors, travel and other direct costs are reimbursed at actual costs plus an amount for material handling. We make critical pricing assumptions and decisions when developing and proposing time-and-materials labor rates. We risk reduced profitability if our actual costs exceed the costs incorporated into the fixed hourly labor rate. One variation of a standard time-and-materials contract is a time-and-materials, award fee contract. Under this type of contract, a positive or negative incentive can be earned based on achievement against specific performance metrics.

UAS Indefinite Delivery Indefinite Quantity Contract Form

The U.S. government frequently uses IDIQ contracts and IDIQ-type contract forms, such as cost reimbursable and fixed price contracts with multiple one-year options, to obtain fixed-price, cost reimbursable and time-and-materials contractual commitments to provide products or services over a period of time pursuant to established general terms and conditions. At the time of the award of an IDIQ contract or IDIQ-type contract, the U.S. Government generally commits to purchase only a minimal amount of products or services from the contractor to whom such contract is awarded.

After award of an IDIQ contract the U.S. Government may issue task orders for specific services or products it needs. The competitive process to obtain task orders under an award contract is limited to the pre-selected contractors. If such contract has a single prime contractor, then the award of task orders is limited to that contractor. If the contract has multiple prime contractors, then the award of the task order is competitively determined among only those prime contractors.

IDIQ and IDIQ-type contracts typically have multi-year terms and unfunded ceiling amounts that enable, but do not commit, the U.S. government to purchase substantial amounts of products and services from one or more contractors.

Efficient Energy Systems

Our EES business segment addresses the increasing economic, environmental and energy security value of electric transportation with solutions for developing, manufacturing and charging electric vehicles.

Industry Background

Electric Vehicle Charging Systems

Plug-in electric (PEV) and advanced hybrid electric vehicles (HEV) require on-board battery packs to provide the electricity that powers their operation. These battery packs vary in chemistry, size, weight, shape, and energy storage capacity. As drivers operate electric vehicles, their battery packs discharge electricity similar to the way an internal combustion vehicle's gasoline tank supplies fuel to the engine as it is driven. Upon discharging the battery pack, the driver of an electric vehicle must either replace it with a fully charged pack, if it is removable, or recharge the pack while it remains in the vehicle. Because of the differences in battery sizes and composition, as well as the manner in which each vehicle is operated, a variety of charging systems exist to support these vehicles. These charging systems range from relatively slow charging devices that require many hours to completely recharge a battery pack to very fast chargers that can do so in minutes.

Passenger and Fleet Electric Vehicle Charging Systems

Numerous factors contribute to a growing interest among consumers, governments and automakers in vehicles that do not rely on fossil fuels. These factors include:

- concerns regarding the environmental impact of resource extraction and carbon emissions associated with fossil fuel-based transportation;
- growing awareness of the geopolitical and economic costs associated with the current dependence on petroleum imports;
- anticipation of future energy price volatility;
- the increasing demand for automobiles in large, rapidly growing markets such as China and India and the resulting anticipated growth in demand for fossil fuels; and
- increasing government and private investments in "clean" technologies.

In response to these factors numerous automotive manufacturers around the world are developing and introducing modern plug-in electric vehicles, or PEVs, for everyday consumer and fleet transportation. Vehicles in this class incorporate battery electric drive systems either in a dedicated format in which an onboard battery pack supplies electricity to one or more electric motors, or in an advanced hybrid design, in which an onboard battery pack provides electricity to an electric motor, and a small onboard internal combustion engine recharges the battery as needed. A PEV requires that its battery pack be recharged from an external power source or be replaced with a fully charged battery pack. An advanced hybrid EV does not require recharging from an external power source because an onboard gasoline powered internal combustion engine recharges the battery pack, but using an external power source can minimize gasoline consumption and vehicle carbon emissions.

Most EVs will likely be recharged using external systems installed at home, work and at public places such as shopping centers, supermarkets, highway rest stops, and locations similar to gasoline refueling stations. With a growing number of new consumer electric vehicle models now deployed, and additional models scheduled to follow, there exists a need for the implementation of charging infrastructure to enable their safe, reliable and practical recharging.

The rate at which a passenger electric vehicle battery pack can be recharged depends on a number of factors including battery type, size, ambient temperature, the capacity of the vehicle's onboard controller to convert electricity to the proper format for storage in a battery pack, its ability to receive high current charging and the amount of power available. Electric vehicle charging systems may be segmented into three general categories.

Level	Infrastructure Requirement	Recharge Time
Level 1	Power cord with safety features that plugs into a dedicated 120-volt AC outlet	Capable of slow recharge that could require up to 24 hours or more for certain battery packs
Level 2, known as Electric Vehicle Supply Equipment	Requires professional installation of a dedicated 240-volt AC circuit	Capable of fully recharging most battery packs in four to eight hours
Level 3, DC or fast/quick charge	Typically requires installation onto a three-phase, 480-volt AC circuit	Capable of fully recharging battery packs designed to accept such a charge in minutes

We believe that broad adoption of passenger electric vehicles will require a mix of these types of charging systems, distributed so as to make them accessible to drivers when and where they need them. The adoption of passenger electric vehicles also necessitates supporting services, such as: experienced electrical assessment and installation, the integration of PEVs and charging systems into smart grids and the ability to monitor and manage the use of electricity and provide for various payment methods and plans such as subscription and credit card point-of-sale.

Industrial Electric Vehicle Charging Systems

While the broad availability of passenger electric vehicles is fairly recent, industrial electric vehicles have been in use extensively for decades. In industrial environments such as factories, distribution centers and airports, fast charge technology, which charges a battery with a high electrical current while the battery remains in the vehicle, eliminates the need for frequent battery changing and a dedicated battery room. This approach increases productivity, reduces operating costs and improves facility safety. The earliest adopters of fast charge technology include the automotive and air transportation industries. Large food and retail industry customers now also utilize fast charge technology.

Industrial electric vehicles rely on large onboard batteries that can consume up to 17 cubic feet and weigh up to 3,500 pounds. In multi-shift fleet operations traditional slow charging systems require users to exchange vehicle batteries throughout the day because these batteries discharge their energy through vehicle usage and there is insufficient vehicle downtime to recharge them during a shift. As a result, drivers must leave their work areas when the battery reaches a low state of charge and drive to a dedicated battery changing room, which often occupies valuable floor space and is frequently located far from a driver's work area. The driver, or in some cases a dedicated battery attendant, must then remove the battery from the vehicle, place it on a storage rack, connect it to a conventional battery charger, identify a fully-charged battery, move it into the vehicle's battery compartment and reconnect the battery to the motor before the driver may return to the work area. These battery changes take place every day in facilities around the world, resulting in reduced material movement and increased operating costs. Furthermore, depending on the type of battery, conventional battery chargers can require up to eight hours to recharge the battery, which then must cool for up to an additional eight hours before it is ready to be used again. Consequently, depending on vehicle usage and the number of shifts in an operation, a fleet may require more than one battery per vehicle, which necessitates additional storage space, chargers and maintenance time. Moreover, the high levels of heat generated by conventional battery chargers during their normal use can cause excessive evaporation of the water contained in the battery and damage to the battery's components. Over time, this evaporation of fluid and damage to components result in battery degradation and adversely affect the battery's life.

Power Cycling and Test Systems

Developers and manufacturers of electric and hybrid electric vehicles typically conduct a variety of tests on the electric propulsion and energy storage systems that convert electricity to motion. These tests include simulating the consumption, conversion and storage of electricity through a range of operating scenarios, and include long-term testing to simulate the rigors of real-world driving. Developers of battery packs, electric motors and fuel cells also test their devices to validate design hypotheses and identify potential operating issues. Global interest in electric transportation solutions, including electric and hybrid electric vehicles, has increased and has served as a driver of increased demand for electric vehicle and component test systems. This demand spans commercial, government, military and university research and development labs as well as commercial manufacturing facilities as more funding and attention are focused on clean transportation.

Our EES Solutions

EES Products

Our EES business segment produces electric transportation and industrial productivity solutions for commercial, consumer and government customers, develops new potential electric transportation solutions and performs contract engineering services. These solutions consist of: electric vehicle charging systems, services and related solutions for plug-in passenger and fleet vehicles, PosiCharge industrial electric vehicle charging systems for electric material handling vehicles and airport ground support equipment, and power cycling and test systems for developers and manufacturers of EVs as well as battery packs, electric motors and fuel cells. For the fiscal years ended April 30, 2013, 2012 and 2011, EES sales accounted for 19%, 16% and 15%, respectively, of our revenue. We believe that the markets for our electric vehicle charging systems and power cycling and test systems continue to develop and that continued diversification of our customer base and the increasing adoption of electric vehicles will support increased penetration into target markets.

Passenger and Fleet Electric Vehicle Charging Systems

In response to automakers' plans to introduce plug-in EVs (PEVs) and broader trends favoring electric transportation, we have developed solutions to support the adoption and use of PEVs from nearly every major automaker and many startups worldwide. Our initial EV charging technology emerged from our development of the GM Impact, the first modern EV. Over two decades we improved the technology, deployed it to industrial markets, and adapted it for the current generation of EVs. We believe that most EV drivers will charge their vehicles overnight at their homes. Those without a charging location at home or who make trips beyond the range of their vehicle's battery pack will require public charging infrastructure. Our strategy is to offer a full solution of charging infrastructure, including overnight home chargers, public chargers, public fast chargers, installation services, data collection systems and communications through multiple wired and wireless data communications options. We offer an integrated solution designed to enable the broad adoption and the practical use of plug-in electric and hybrid electric vehicles. From home charging to "pay at the pump" fast charging in minutes, our goal is to enable drivers to use electric vehicles as practical alternatives to gasoline-powered automobiles.

A component of our strategy is to develop relationships across multiple channels that lever our strengths and provide complementary pathways to market. We have announced several such agreements to date with leading auto manufacturers, electric utilities and state and municipal governments.

We believe these early successes represent a valuable position from which to expand our charging infrastructure footprint in the United States and globally. We continue to work in the United States and internationally with automakers, utilities and government agencies at multiple levels as well as with private industry to explore business models and to promote our solutions.

In addition to the thousands of the "Level 2" charging systems we have deployed in North America, we have also begun to deploy PEV fast charging systems, which we view as a powerful tool that can help enable the broader adoption of PEVs in two main categories:

- **Passenger Electric Vehicles.** A network of fast charging stations would ensure that EV drivers have access to a complete battery recharge in minutes, and that advanced plug-in hybrid EV drivers could drive more miles in electric mode, thereby reducing emissions and consuming less gasoline or diesel, which are typically significantly more expensive than electricity.
- **Fleet Electric Vehicles.** Fleet PEVs could come in multiple vehicle types and duty cycles, from inner-city taxis and buses to medium range delivery vans and utility repair vehicles. A few fast charging systems installed in a maintenance yard or networks of systems in cities could help fleet operators maintain throughput while reducing emissions and fuel expenses.

Passenger and Fleet Electric Vehicle Charging Services

We have created a nationwide network of licensed electrical contracting firms to provide installation and repair services for our growing footprint of passenger and fleet electric vehicle charging systems. We identify, qualify, select, train, certify and monitor the performance of these contractors and equip them with proprietary tools, expertise and web-based information systems to facilitate the successful installation and support of our charging systems as this market opportunity grows. Our 24-hour customer service center provides support to answer customer inquiries and promote a high level of customer satisfaction.

In addition to supplying and installing passenger and fleet EV charging systems that do not incorporate communications capabilities in accordance with automakers' requirements, we also supply and install charging systems that possess the ability to connect wirelessly with a web-accessible, centralized database for two-way communication and asset management. This capability enables us to provide an integrated, networked solution to support subscriber and utility business models. Our charging systems incorporate meters that provide electricity consumption information for analysis and revenue generation and permit remote management to enable time-of-use operation.

Our products and services can readily be customized to support our partners' marketing programs. This capability is designed to enable automakers, utilities, government agencies and other businesses to deliver a branded solution to their customers that will enhance their customer relationships.

PosiCharge Industrial Electric Vehicle Charging System

Developed from our work on electric and hybrid electric vehicles and advanced battery systems in the 1990s, PosiCharge industrial electric vehicle charging systems quickly and safely recharge industrial vehicle batteries while the batteries remain in the vehicle during regularly scheduled breaks and other times when the vehicle is not in use, thereby maintaining a sufficient level of energy throughout the workday. By eliminating battery changing, PosiCharge systems improve supply chain productivity by returning time to the vehicle operator to complete more work. Furthermore, because of their advanced efficient energy capabilities, PosiCharge systems can reduce the amount of electricity required to support electric industrial vehicles by several hundred dollars per year per vehicle, as compared to less efficient conventional battery chargers. Many customers who implement our charging systems in their facilities are able to re-purpose the battery changing room floor space for more productive activities and create a safer working environment, as drivers or battery attendants no longer need to exchange large lead-acid batteries continually.

The proprietary battery charging algorithms built into PosiCharge systems, which are tailored to battery type, brand and size, maximize the rate at which energy is delivered into the battery while minimizing heat generation and its damaging effects on the battery's internal components. We developed these algorithms over years of advanced battery testing and usage. We believe our work to develop these algorithms contributed to the major battery manufacturers offering warranties for the use of their batteries with our charging systems, which provided a critical assurance to customers that our rapid charging systems would not harm their batteries. In combination with a weekly equalization charge that balances all the cells within the battery pack, our "intelligent" charging process enhances the performance of batteries. We believe that competing rapid and conventional charging systems, which lack our current and voltage regulating tailored charge algorithms and monitoring capabilities, may actually contribute to lower battery performance and lifespan, ultimately resulting in higher battery costs and degraded vehicle performance.

We project that PosiCharge system customers typically begin to realize cost savings when compared to battery changing within the first 12 months of operation. Operators of large fleets of electric industrial vehicles who use PosiCharge systems in multiple settings, including factories, distribution centers, cold storage facilities and airport tarmacs, include Ford Motor Company, United Airlines, Inc., Southwest Airlines, Nestle Foods, Total Logistics Control and IKEA.

Our PosiCharge systems and support products range from lower-power devices for smaller, less heavily-used vehicles to high-power devices for large, heavy-duty vehicles, and are capable of charging from one to 16 vehicles concurrently, depending on the needs of the operation. Included in our product line are systems for indoor and outdoor use, such as for airport ground support equipment. We also supply various accessories to help our customers integrate PosiCharge systems into their operations.

Our PosiCharge offering is focused on providing new smart, efficient products to enhance the charging process and help customers maximize the life of their industrial fleets by managing and extending the life of their batteries, and by increasing the productivity of their drivers.

Power Cycling and Test Systems

We supply a line of power cycling and test systems to research and development organizations that focus on electric propulsion systems, electric generation systems and electricity storage systems. Customers employ these systems to test batteries, electric motors, electric and hybrid drivetrains and fuel cell systems.

Our line of DC test systems has the flexibility to perform a variety of electric load tests. With a full power range (+/−5kW to +/−800kW) of bi-directional DC equipment, our power cycling and test systems can handle a wide variety of DC supply or load requirements—from lead acid to the latest lithium-ion battery chemistries to fuel cells with integrated power electronics. In addition, these systems can emulate any drive train component, enabling the testing of individual components or partial drive trains accurately and realistically, allowing hardware-in-the-loop testing. We also offer flexible software control options via the C language Remote Operation System and Windows-based languages such as LabVIEW or CAN.

EES Technology, Research and Development

The following list highlights a number of our key EES technological capabilities:

- battery management and testing;
- power electronics and controls;
- efficient electric drive systems and controls;
- fuel cell system integration and testing;
- high-density energy packaging;
- efficient electric power generation, storage and management;
- charging algorithms and thermal management;
- on/off grid controls and controls integration;
- system integration and optimization; and
- web-based real-time data collection and reporting.

EES Sales and Marketing

Passenger and Fleet Electric Vehicle Charging Systems

As the market for PEVs evolves, we are pursuing numerous potential sales channels for our products and services. We continue to seek to partner with auto manufacturers, utilities, government agencies and private enterprises, both domestically and abroad, to position ourselves for the potential demand for charging solutions associated with electric and hybrid electric vehicle adoption. We also sell our charging products directly to consumers. We have a nationwide network of licensed electrical contractors whom we train and certify to install and service home and public charging systems. To enable this installation and service network we have developed an e-commerce platform to integrate customers' orders, inventory management, dispatching and provisioning, billing and product and service traceability. This platform, along with our nationwide network, is designed to support our growth as we pursue numerous electric vehicle charging opportunities.

Industrial Electric Vehicle Charging Systems

We primarily sell our PosiCharge industrial electric vehicle charging systems through a dedicated, direct sales force complemented by a network of industrial battery and lift-truck dealers. The sales team targets large entities with the potential for domestic and international enterprise adoption of our solutions. The sales team also coordinates distribution of PosiCharge systems through battery and lift-truck dealers. These dealers' relationships with, and proximity to, our customers' facilities enable them to sell our solutions and provide post-sale service to our customers. We believe that these dealers are well suited to address the large number of smaller and geographically dispersed customers with industrial vehicle fleets. When evaluating a facility for its ability to benefit from PosiCharge systems, we typically perform a detailed analysis of the customer's operations. This analysis allows us to quantify the benefit projected for a PosiCharge system implementation, helping customers to determine for themselves if the business case is sufficiently compelling.

Power Cycling and Test Systems

We sell our power cycling and test systems through a dedicated, direct sales force and through a network of international distributors and representatives who have access to the research and development and manufacturing organizations that procure and use these types of systems. Given the distances involved, we enable and often rely on our international distributors to provide service in support of our customers.

EES Manufacturing and Operations

We perform assembly and testing of our power cycling and test systems at a 20,000 square foot, ISO 9001:2008 and ISO14001:2004 certified facility. We designed this facility for flexibility, using a work cell model for final assembly, and have included fixtures optimized for final testing. We utilize contract manufacturing for the production of the majority of our PosiCharge industrial electric vehicle charging systems. We have also implemented a contract manufacturing strategy to support our passenger and fleet electric and hybrid electric vehicle charging systems business opportunity.

EES Competition

Competitors in the emerging market for passenger and fleet electric and hybrid electric vehicle charging systems include focused charging system suppliers such as ChargePoint, Inc., ECOtality, Inc. and ClipperCreek, Inc. and large industrial electrical device suppliers such as Eaton Corporation, General Electric Company, Leviton Manufacturing Co., Inc., Schneider Electric SA, The ABB Group and Siemens AG.

The primary direct competitors to PosiCharge systems are other fast charge suppliers, including Aker Wade Power Technologies LLC, PowerDesigners, LLC and ECOtality, Inc. Some of the major industrial motive battery suppliers have aligned themselves with fast charge suppliers. In addition, our PosiCharge systems compete against the traditional method of battery changing. Competitors in this area include suppliers of battery changing equipment and infrastructure, designers of battery changing rooms, battery manufacturers and dealers who may experience reduced sales volume because PosiCharge systems reduce or eliminate the need for extra batteries.

Direct competitors for our power cycling and test systems include Bitrode Corporation and Digatron Firing Circuits.

We believe that the principal competitive factors in the markets for our products and services include product performance, safety, features, acquisition cost, lifetime operating cost, including maintenance and support, ease of use, integration with existing equipment, quality, reliability, customer support, brand and reputation.

For additional financial information with respect to our UAS and EES segments, please see Note 13 to our consolidated financial statements, which are included in Item 8, "Financial Statements and Supplementary Data" of this Annual Report.

Item 1A. Risk Factors.

We rely heavily on sales to the U.S. government, particularly to agencies of the Department of Defense.

Historically, a significant portion of our total sales and substantially all of our small UAS sales have been to the U.S. government and its agencies. Sales to the U.S. government, either as a prime contractor or subcontractor, represented approximately 70% of our revenue for the fiscal year ended April 30, 2013. The DoD, our principal U.S. government customer, accounted for approximately 54% of our revenue for the fiscal year ended April 30, 2013. We believe that the success and growth of our business for the foreseeable future will continue to depend on our ability to win government contracts, in particular from the DoD. Many of our government customers are subject to budgetary constraints and our continued performance under these contracts, or award of additional contracts from these agencies, could be jeopardized by spending reductions, including constraints on government spending imposed by the Budget Control Act of 2011, or budget cutbacks at these agencies. The funding of U.S. government programs is uncertain and dependent on continued congressional appropriations and administrative allotment of funds based on an annual budgeting process. We cannot assure you that current levels of congressional funding for our products and services will continue. Furthermore, all of our contracts with the U.S. government are terminable by the U.S. government at will. A significant decline in government expenditures generally, or with respect to programs for which we provide products, could adversely affect our business and prospects. Our operating results may also be negatively impacted by other developments that affect these government programs generally, including the following:

- changes in government programs that are related to our products and services;
- adoption of new laws or regulations relating to government contracting or changes to existing laws or regulations;
- changes in political or public support for security and defense programs;
- delays or changes in the government appropriations and budget process;
- uncertainties associated with the current global threat environment and other geo-political matters; and
- delays in the payment of our invoices by government payment offices.

These developments and other factors could cause governmental agencies to reduce their purchases under existing contracts, to exercise their rights to terminate contracts at-will or to abstain from renewing contracts, any of which would cause our revenue to decline and could otherwise harm our business, financial condition and results of operations.

Military transformation and changes in overseas operational levels may affect future procurement priorities and existing programs, which could limit demand for our UAS.

Following the end of the Cold War, the U.S. military began a transformation of its operational concepts, organizational structure and technologies in an effort to adapt its warfighting capabilities to the new threat environment. The resulting shift in procurement priorities toward achieving these capabilities, together with the operational activity in Afghanistan and Iraq, led to an increase in demand for our small UAS. We cannot predict whether current or future changes in priorities due to defense transformation or a change in the threat environment will afford new opportunities for our small UAS business in terms of existing, additional or replacement programs. Furthermore, we cannot predict whether or to what extent this defense transformation or current overseas operational levels will continue. If defense transformation or overseas operations cease or slow down, then our business, financial condition and results of operations could be impacted.

We operate in evolving markets, which makes it difficult to evaluate our business and future prospects.

Our UAS, electric vehicle charging systems and other energy technologies are sold in new and rapidly evolving markets. Accordingly, our business and future prospects may be difficult to evaluate. We cannot accurately predict the extent to which demand for our products will increase, if at all. The challenges, risks and uncertainties frequently encountered by companies in rapidly evolving markets could impact our ability to do the following:

- generate sufficient revenue to maintain profitability;
- acquire and maintain market share;
- manage growth in our operations;
- develop and renew contracts;
- attract and retain additional engineers and other highly-qualified personnel;
- successfully develop and commercially market new products;
- adapt to new or changing policies and spending priorities of governments and government agencies; and
- access additional capital when required and on reasonable terms.

If we fail to address these and other challenges, risks and uncertainties successfully, our business, results of operations and financial condition would be materially harmed.

We face competition from other firms, many of which have substantially greater resources.

The defense industry is highly competitive and generally characterized by intense competition to win contracts. Our current principal small UAS competitors include Elbit Systems Ltd., L-3 Communications Holdings Inc. and Lockheed Martin Corporation. We do not view large UAS such as Northrop Grumman Corporation's *Global Hawk*, General Atomics, Inc.'s *Predator* and related products, The Boeing Company's *ScanEagle* and Textron Inc.'s *Shadow* as direct competitors because they perform different missions, do not typically deliver their information directly to front-line ground forces, and are not hand launched and controlled, although we cannot be certain that these platforms will not become direct competitors in the future. Some of these firms have substantially greater financial, management, research and marketing resources than we have. Our UAS services business also faces competition from smaller businesses that can provide training and logistics services for multiple UAS platforms, including our small UAS.

The primary direct competitors to our PosiCharge industrial electric vehicle charging system business are other fast charge suppliers, including Aker Wade Power Technologies LLC, PowerDesigners, LLC and ECOtality Inc., as well as industrial battery manufacturers who distribute fast charging systems from these suppliers. The primary direct competitors to our power cycling and test system business are other test system suppliers, including Bitrode Corporation and Digatron Firing Circuits. Our primary competitors in the emerging market for passenger and fleet electric vehicle charging systems include charging system suppliers such as ChargePoint, Inc., ECOtality Inc. and ClipperCreek Inc. As the passenger and fleet electric and hybrid electric vehicle charging systems market grows we expect that certain charging products may begin to be viewed as commodities, and we therefore anticipate increasing competition from various charging system suppliers and large industrial electrical device suppliers such as Eaton Corporation, General Electric Company, Leviton Manufacturing Co., Inc., Schneider Electric SA, The ABB Group and Siemens AG. Our electric vehicle charging system installation and support services business faces competition from local licensed electricians as well as larger electrical service providers.

Our competitors may be able to provide customers with different or greater capabilities or benefits than we can provide in areas such as technical qualifications, past contract performance, geographic presence, price and the availability of key professional personnel, including those with security clearances. Furthermore, many of our competitors may be able to utilize their substantially greater resources and economies of scale to develop competing products and technologies, manufacture in high volumes more efficiently, divert sales away from us by winning broader contracts or hire away our employees by offering more lucrative compensation packages. Small business competitors in our services businesses may be able to offer more cost competitive services, due to their lower overhead costs, and take advantage of small business incentive and set-aside programs for which we are ineligible. In the event that the market for small UAS or electric vehicle charging systems and services expands, we expect that competition will intensify as additional competitors enter the market and current competitors expand their product lines. In order to secure contracts successfully when competing with larger, well-financed companies, we may be forced to agree to contractual terms that provide for lower aggregate payments to us over the life of the contract, which could adversely affect our margins. In addition, larger diversified competitors serving as prime contractors may be able to supply underlying products and services from affiliated entities, which would prevent us from competing for subcontracting opportunities on these contracts. Our failure to compete effectively with respect to any of these or other factors could have a material adverse effect on our business, prospects, financial condition or operating results.

If the UAS, electric vehicle charging and power cycling and test systems markets do not experience significant growth, if we cannot expand our customer base or if our products do not achieve broad acceptance, then we may not be able to achieve our anticipated level of growth.

For the fiscal year ended April 30, 2013, our UAS and EES businesses accounted for 81% and 19% of our total revenue, respectively. We cannot accurately predict the future growth rates or sizes of these markets. Demand for our products may not increase, or may decrease, either generally or in specific markets, for particular types of products or during particular time periods. We believe the market for electric vehicle charging is nascent. Moreover, there are only a limited number of major programs under which the U.S. military, our primary customer, is currently funding the development or purchase of our UAS. Although we are seeking to expand our customer base to include foreign governments, domestic non-military agencies and commercial customers, we cannot assure you that our efforts will be successful. The expansion of the UAS, electric vehicle charging and power cycling and test systems markets in general, and the market for our products in particular, depends on a number of factors, including the following:

- customer satisfaction with these types of systems as solutions;
- the cost, performance and reliability of our products and products offered by our competitors;
- customer perceptions regarding the effectiveness and value of these types of systems;

- the availability and adoption of electric and hybrid electric vehicles;
- limitations on our ability to market our UAS products and services outside the United States due to U.S. government regulations;
- obtaining timely regulatory approvals, including, with respect to our small UAS business, access to airspace and wireless spectrum; and, with respect to our electric vehicle charging business, proper certifications and licenses to offer and perform electrical installation work; and
- marketing efforts and publicity regarding these types of systems.

Even if UAS, electric vehicle charging and power cycling and test systems gain wide market acceptance, our products may not adequately address market requirements and may not continue to gain market acceptance. If these types of systems generally, or our products specifically, do not gain wide market acceptance, then we may not be able to achieve our anticipated level of growth and our revenue and results of operations would suffer.

If critical components of our products that we currently purchase from a small number of suppliers or raw materials used to manufacture our products become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products, which could damage our business.

We obtain hardware components, various subsystems and systems from a limited group of suppliers. We do not have long-term agreements with any of these suppliers that obligate them to continue to sell components, subsystems, systems or products to us. Our reliance on these suppliers involves significant risks and uncertainties, including whether our suppliers will provide an adequate supply of required components, subsystems, or systems of sufficient quality, will increase prices for the components, subsystems or systems and will perform their obligations on a timely basis.

In addition, certain raw materials and components used in the manufacture of our products are periodically subject to supply shortages, and our business is subject to the risk of price increases and periodic delays in delivery. Similarly, the market for electronic components is subject to cyclical reductions in supply. If we are unable to obtain components from third-party suppliers in the quantities and of the quality that we require, on a timely basis and at acceptable prices, then we may not be able to deliver our products on a timely or cost-effective basis to our customers, which could cause customers to terminate their contracts with us, increase our costs and seriously harm our business, results of operations and financial condition. Moreover, if any of our suppliers become financially unstable, then we may have to find new suppliers. It may take several months to locate alternative suppliers, if required, or to redesign our products to accommodate components from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources or are required to redesign our products. We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, if at all.

Any efforts to expand our offerings beyond our current markets may not succeed, which could negatively impact our operating results.

We have focused on selling our small UAS to the U.S. military, our industrial electric vehicle fast charging and test systems to large industrial electric vehicle fleet operators primarily in North America, our power cycling and test systems primarily to research and development facilities in North America, and our electric vehicle charging systems to domestic commercial customers, distributors and consumers. We plan, however, to seek to expand our UAS sales into other government and commercial markets, and our industrial electric vehicle charging and power cycling and test systems and electric vehicle charging systems sales into international markets. Efforts to expand our product offerings beyond the markets that we currently serve may divert management resources from existing operations and require us to commit significant financial resources to unproven businesses that may not generate additional sales, either of which could significantly impair our operating results.

Failure to obtain necessary regulatory approvals from the FAA or other governmental agencies, or limitations put on the use of small UAS in response to public privacy concerns, may prevent us from expanding the sales of our small UAS to non-military customers in the United States.

In 2006, the FAA issued a clarification of its existing policies stating that, in order to engage in public use of small UAS in the U.S. National Airspace System, a public operator must obtain a COA from the FAA, or fly in restricted airspace. The FAA's COA approval process requires that the public operator certify the airworthiness of the aircraft for its intended purpose, that a collision with another aircraft or other airspace user is extremely improbable, that the small unmanned aircraft system complies with appropriate cloud and terrain clearances and that the operator or spotter of the small unmanned aircraft system is generally within one half-mile laterally and 400 feet vertically of the small unmanned aircraft system while in operation. Furthermore, the FAA's clarification of existing policy stated that the rules for radio-controlled hobby aircraft do not apply to public or commercial use of small UAS.

On February 14, 2012, the FAA Modernization and Reform Act of 2012 was enacted, establishing various deadlines for the FAA to allow expanded use of small UAS for both public and commercial applications. In response to this direction, the FAA and the DOJ established an agreement on May 14, 2012 that, if implemented in a timely and efficient manner, may allow more use of small UAS by U.S. law enforcement agencies. The FAA has also drafted updated regulations specifically for small UAS commercial operations and is in the process of obtaining approval to release for public comment. However, we cannot assure you that these actions will result in the expanded use of our small UAS by law enforcement or other non-military government agencies or commercial entities and we may not be able to expand our sales of small UAS beyond our military customers, which could harm our business prospects.

In addition, there exists public concern regarding the privacy implications of U.S. commercial and law enforcement use of small UAS. This concern has included calls to develop explicit written policies and procedures establishing usage limitations. We cannot assure you that the response from regulatory agencies, customers and privacy advocates to these concerns will not delay or restrict the adoption of small UAS by non-military customers.

The markets in which we compete are characterized by rapid technological change, which requires us to develop new products and product enhancements, and could render our existing products obsolete.

Continuing technological changes in the market for our products could make our products less competitive or obsolete, either generally or for particular applications. Our future success will depend upon our ability to develop and introduce a variety of new capabilities and enhancements to our existing product offerings, as well as introduce a variety of new product offerings, to address the changing needs of the markets in which we offer our products. Delays in introducing new products and enhancements, the failure to choose correctly among technical alternatives or the failure to offer innovative products or enhancements at competitive prices may cause existing and potential customers to purchase our competitors' products.

If we are unable to devote adequate resources to develop new products or cannot otherwise successfully develop new products or enhancements that meet customer requirements on a timely basis, our products could lose market share, our revenue and profits could decline, and we could experience operating losses.

The electric vehicle charging industry is especially dynamic. For example, a single fast charge connector communication protocol standard for the U.S. market has not yet been established, although other standards are emerging throughout the world. If we are unable to accurately anticipate fast charge standards that are adopted in our potential markets or develop products that meet such standards quickly enough to meet customer requirements, our electric vehicle charging systems could lose market share, our revenue and profits could decline, and we could experience operating losses.

We expect to incur substantial research and development costs and devote significant resources to identifying and commercializing new products, which could significantly reduce our profitability and may never result in revenue to us.

Our future growth depends on penetrating new markets, adapting existing products to new applications, and introducing new products that achieve market acceptance. We plan to incur substantial research and development costs as part of our efforts to design, develop and commercialize new products and enhance existing products. We spent $37.2 million, or 15% of our revenue, in our fiscal year ended April 30, 2013 on research and development activities and expect to continue to spend significant funds on research and development in the future. Because we account for research and development as an operating expense, these expenditures will adversely affect our earnings in the future. Further, our research and development programs may not produce successful results, and our new products may not achieve market acceptance, create additional revenue or become profitable, which could materially harm our business, prospects, financial results and liquidity.

If we are unable to manage our growth, our business could be adversely affected.

Our headcount and operations have grown rapidly over the last several years. This rapid growth has placed, and will continue to place, a strain on our management and our administrative, operational and financial infrastructure. We anticipate further growth of headcount and facilities will be required to address expansion in our product offerings and the geographic scope of our customer base. Our success will depend in part upon the ability of our senior management to manage this growth effectively. To do so, we must continue to hire, train, manage and integrate a significant number of qualified managers and engineers. If our new employees perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees, or retaining these or our existing employees, then our business may suffer.

For us to continue our growth, we must continue to improve our operational, financial and management information systems. If we are unable to manage our growth while maintaining our quality of service, or if new systems that we implement to assist in managing our growth do not produce the expected benefits, then our business, prospects, financial condition or operating results could be adversely affected.

Our earnings and profit margins may decrease based on the mix of our contracts and programs and other factors related to our contracts.

In general, we perform our production work under fixed-price contracts and our repair and customer-funded research and development work under cost-plus-fee contracts. Under fixed-price contracts, we perform services under a contract at a stipulated price. Under cost-plus-fee contracts, which are subject to a contract ceiling amount, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance based. We typically experience lower profit margins under cost-plus-fee contracts than under fixed-price contracts, though fixed-price contracts have higher risks. In general, if the volume of services we perform under cost-plus-fee contracts increases relative to the volume of services we perform under fixed-price contracts, we expect that our operating margin will suffer. In addition, our earnings and margins may decrease depending on the costs we incur in contract performance, our achievement of other contract performance objectives and the stage of our performance at which our right to receive fees, particularly under incentive and award fee contracts, is finally determined.

We use estimates in accounting for many of our programs and changes in our estimates could adversely affect our future financial results.

Contract accounting requires judgment relative to assessing risks, including risks associated with customer-directed delays and reductions in scheduled deliveries, unfavorable resolutions of claims and contractual matters, judgments associated with estimating contract revenues and costs, and assumptions for schedule and technical issues. Due to the size and nature of many of our contracts, the estimation of total revenues and cost at completion is complicated and subject to many variables. For example, we must make assumptions regarding the length of time to complete the contract because costs also include expected increases in wages and prices for materials; consider whether the intent of entering into multiple contracts was effectively to enter into a single project in order to determine whether such contracts should be combined or segmented; consider incentives or penalties related to performance on contracts in estimating sales and profit rates, and record them when there is sufficient information for us to assess anticipated performance; and use estimates of award fees in estimating sales and profit rates based on actual and anticipated awards. Because of the significance of the judgments and estimation processes described above, it is likely that materially different amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may adversely affect our future results of operations and financial condition.

Our senior management and key employees are important to our customer relationships and overall business.

We believe that our success depends in part on the continued contributions of our senior management and key employees. We rely on our executive officers, senior management and key employees to generate business and execute programs successfully. In addition, the relationships and reputation that members of our management team and key employees have established and maintain with government defense personnel contribute to our ability to maintain good customer relations and to identify new business opportunities. We do not have employment agreements with any of our executive officers or key employees, and these individuals could terminate their employment with us at any time. The loss of any of our executive officers, members of our senior management team or key employees could significantly delay or prevent the achievement of our business objectives and could materially harm our business and customer relationships and impair our ability to identify and secure new contracts and otherwise manage our business.

We must recruit and retain highly-skilled employees to succeed in our competitive business.

We depend on our ability to recruit and retain employees who have advanced engineering and technical services skills and who work well with our customers. These employees are in great demand and are likely to remain a limited resource in the foreseeable future. If we are unable to recruit and retain a sufficient number of these employees, then our ability to maintain our competitiveness and grow our business could be negatively affected. In addition, because of the highly technical nature of our products, the loss of any significant number of our existing engineering personnel could have a material adverse effect on our business and operating results. Moreover, some of our U.S. government contracts contain provisions requiring us to staff a program with certain personnel the customer considers key to our successful performance under the contract. In the event we are unable to provide these key personnel or acceptable substitutes, the customer may terminate the contract.

Our business may be dependent upon our employees obtaining and maintaining required security clearances, as well as our ability to obtain security clearances for the facilities in which we perform sensitive government work.

Certain of our U.S. government contracts require our employees to maintain various levels of security clearances, and we are required to maintain certain facility security clearances complying with DoD requirements. The DoD has strict security clearance requirements for personnel who work on classified programs. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If our employees are unable to obtain security clearances in a timely manner, or at all, or if our employees who hold security clearances are unable to maintain the clearances or terminate employment with us, then a customer requiring classified work could terminate the contract or decide not to renew it upon its expiration. In addition, we expect that many of the contracts on which we will bid will require us to demonstrate our ability to obtain facility security clearances and employ personnel with specified types of security clearances. To the extent we are not able to obtain facility security clearances or engage employees with the required security clearances for a particular contract, we may not be able to bid on or win new contracts, or effectively rebid on expiring contracts.

Cost overruns on our contracts could subject us to losses, decrease our operating margins and adversely affect our future business.

Fixed-price contracts (including both government and commercial contracts) represented approximately 75% of our revenue for the fiscal year ended April 30, 2013. If we fail to anticipate technical problems, estimate costs accurately or control costs during our performance of fixed-price contracts, then we may incur losses on these contracts because we absorb any costs in excess of the fixed price. Under cost-plus-fee contracts, if costs exceed the contract ceiling or are not allowable under the provisions of the contract or applicable regulations, then we may not be able to obtain reimbursement for all such costs. Under time and materials contracts, we are paid for labor at negotiated hourly billing rates and for certain expenses. Because many of our contracts involve advanced designs and innovative technologies, we may experience unforeseen technological difficulties and cost overruns. Under each type of contract, if we are unable to control the costs we incur in performing under the contract, then our financial condition and results of operations could be materially adversely affected. Cost overruns also may adversely affect our ability to sustain existing programs and obtain future contract awards.

Our products and services are complex and could have unknown defects or errors, which may give rise to claims against us, diminish our brand or divert our resources from other purposes.

Our UAS rely on complex avionics, sensors, user-friendly interfaces and tightly-integrated, electromechanical designs to accomplish their missions, and our electric vehicle charging and power cycling and test systems often rely upon the application of intellectual property for which there may have been little or no prior commercial application. Despite testing, our products have contained defects and errors and may in the future contain defects, errors or performance problems when first introduced, when new versions or enhancements are released, or even after these products have been used by our customers for a period of time. These problems could result in expensive and time-consuming design modifications or warranty charges, delays in the introduction of new products or enhancements, significant increases in our service and maintenance costs, exposure to liability for damages, damaged customer relationships and harm to our reputation, any of which could materially harm our results of operations and ability to achieve market acceptance. In addition, increased development and warranty costs could be substantial and could reduce our operating margins.

The existence of any defects, errors, or failures in our products or the misuse of our products could also lead to product liability claims or lawsuits against us. A defect, error or failure in one of our UAS could result in injury, death or property damage and significantly damage our reputation and support for our UAS in general. We anticipate this risk will grow as our UAS begin to be used in U.S. domestic airspace and urban areas. While our PosiCharge industrial electric vehicle charging systems include certain safety mechanisms, these systems can deliver up to 600 amps of current in their application, and the failure, malfunction or misuse of these systems could result in injury or death. Our passenger and fleet electric and hybrid electric vehicle charging systems also have the potential to cause injury, death or property damage in the event that they are misused, malfunction or fail to operate properly due to unknown defects or errors.

Although we maintain insurance policies, we cannot provide assurance that this insurance will be adequate to protect us from all material judgments and expenses related to potential future claims or that these levels of insurance will be available in the future at economical prices or at all. A successful product liability claim could result in substantial cost to us. Even if we are fully insured as it relates to a claim, the claim could nevertheless diminish our brand and divert management's attention and resources, which could have a negative impact on our business, financial condition and results of operations.

Our future profitability is dependent upon achieving cost reductions and projected economies of scale from increasing manufacturing quantities of our electric vehicle charging systems. Failing to achieve such reductions in manufacturing costs and projected economies of scale could materially adversely affect our business.

We have limited experience manufacturing our electric vehicle charging systems in high volume. We do not know whether or when we will be able to develop efficient, low-cost manufacturing capabilities and processes that will enable us to manufacture these products in commercial quantities while meeting the volume, speed, quality, price, engineering, design and production standards required to successfully market our products. Our failure to develop such manufacturing processes and capabilities in locations that can efficiently service our markets would have a material adverse effect on our business, financial condition, results of operations and prospects. We recently began volume production of electric vehicle charging systems in Taiwan, Italy and the United States. Historically, we have produced PosiCharge industrial electric vehicle charging systems and power cycling and test systems only in limited production quantities. Our future profitability is, in part, dependent upon achieving increased savings from volume purchases of raw materials and component parts, achieving acceptable manufacturing yield and capitalizing on machinery efficiencies. We expect our suppliers to experience a sharp increase in demand for their products. As a result, we may not have reliable access to supplies that we require or be able to purchase such materials or components at cost effective prices. There is no assurance that we will ever be in a position to realize any material, labor and machinery cost reductions associated with higher purchasing power and higher production levels. Failure to achieve these cost reductions could adversely impact our business and financial results.

We face significant risks in overseeing our outsourcing of manufacturing processes as well as in the management of our inventory, and failure to properly oversee our manufacturing processes or to effectively manage our inventory levels may result in product recalls or supply imbalances that could harm our business.

We have contracted for the manufacture of certain electric vehicle charging systems with contract manufacturers. We sell these units directly and through distributors, as well as through our own online sales channels. We face significant risks if our contract manufacturers do not perform as expected. If we fail to effectively oversee the manufacturing process, including the work performed by our contract manufacturers, we could suffer from product recalls, poorly performing products and higher than anticipated warranty costs.

In connection with our manufacturing operations, we maintain a finished goods inventory of electric vehicle charging units in various locations, including with third party logistics providers. Due to the long-lead time of our manufacturing cycles, we need to make forecasts of demand and commit significant resources towards manufacturing our electric vehicle charging units. As such, we are subject to significant risks in managing the inventory needs of our business during the year, including estimates of the appropriate demand across our models. Should actual market conditions differ from our estimates, our future results of operations could be materially adversely affected. In the future, we may be required to record write-downs of finished products and materials on-hand and/or additional charges for excess purchase commitments as a result of future changes in our sales forecasts.

Due to the volatile and flammable nature of certain components of our products and equipment, fires or explosions may disrupt our business or cause significant injuries, which could adversely affect our financial results

The development and manufacture of certain of our products involves the handling of a variety of explosive and flammable materials as well as high power equipment. From time to time, these activities may result in incidents that could cause us to temporarily shut down or otherwise disrupt some manufacturing processes, causing production delays and resulting in liability for workplace injuries and/or fatalities. We have safety and loss prevention programs that require detailed reviews of process changes and new operations, along with routine safety audits of operations involving explosive materials, to mitigate such incidents, as well as a variety of insurance policies. However, we cannot ensure that we will not experience such incidents in the future or that any such incidents will not result in production delays or otherwise have a material adverse effect on our business and financial condition.

The operation of UAS in urban environments may be subject to risks, such as accidental collisions and transmission interference, which may limit demand for our UAS in such environments and harm our business and operating results.

Urban environments may present certain challenges to the operators of UAS. UAS may accidentally collide with other aircraft, persons or property, which could result in injury, death or property damage and significantly damage the reputation of and support for UAS in general. While we are aware of only one instance of an accidental collision involving one of our UAS to date, as the usage of UAS has increased, particularly by military customers, the danger of such collisions has increased. Furthermore, the incorporation of our DDL technology into our UAS has increased the number of vehicles which can operate simultaneously in a given area and with this increase has come an increase in the risk of accidental collision. In addition, obstructions to effective transmissions in urban environments, such as large buildings, may limit the ability of the operator to utilize the aircraft for its intended purpose. The risks or limitations of operating UAS in urban environments may limit their value in such environments, which may limit demand for our UAS and consequently materially harm our business and operating results.

As a manufacturer of electrical vehicle charging products and provider of electrical installation services to consumers, we are subject to various government regulations and may be subject to additional regulations in the future, violation of which could subject us to sanctions or otherwise harm our business. In addition, we could be the subject of future product liability suits or product recalls, which could harm our business.

As a manufacturer of consumer products, we are subject to significant government regulations, including, in the United States, under The Consumer Products Safety Act, as well as under product safety and consumer protection statutes in our international markets. In addition, certain of our electrical contracting services are subject to regulation by various government authorities. While we take all the steps we believe are necessary to comply with these regulations, there can be no assurance that we will be in compliance in the future. Failure to comply could result in sanctions that could have a negative impact on our business, financial condition and results of operations. We may also be subject to involuntary product recalls or may voluntarily conduct a product recall. The costs associated with any future product recalls, individually and in the aggregate in any given fiscal year, could be significant. In addition, any product recall, regardless of direct costs of the recall, may harm consumer perceptions of our products and have a negative impact on our future revenues and results of operations.

Governments and regulatory agencies in the markets where we manufacture and sell products may enact additional regulations relating to product safety and consumer protection in the future, and may also increase the penalties for failure to comply with product safety and consumer protection regulations. In addition, one or more of our customers might require changes in our products, such as the non-use of certain materials, in the future. Complying with any such additional regulations or requirements could impose increased costs on our business. Similarly, increased penalties for non-compliance could subject us to greater expense in the event any of our products were found to not comply with such regulations. Such increased costs or penalties could harm our business.

In addition to government regulation, products that have been or may be developed by us may expose us to potential liability from personal injury or property damage claims by the users of such products. There can be no assurance that a claim will not be brought against us in the future. Any successful claim could significantly harm our business, financial condition and results of operations.

Our quarterly operating results may vary widely.

Our quarterly revenue, cash flow and operating results have and may continue to fluctuate significantly in the future due to a number of factors, including the following:

- fluctuations in revenue derived from government contracts, including cost-plus-fee contracts and contracts with a performance-based fee structure;
- the size and timing of orders from military and other governmental agencies, including increased purchase requests from government customers for equipment and materials in connection with the U.S. government's fiscal year end, which may affect our quarterly operating results;
- the mix of products that we sell in the period;
- seasonal fluctuations in customer demand for some of our products or services;
- unanticipated costs incurred in the introduction of new products;
- fluctuations in the adoption of our products in new markets;

- changes in the level of tax credits available for research and development spending;
- cancellations, delays or contract amendments by our governmental agency customers; and
- changes in policy or budgetary measures that adversely affect our governmental agency customers.

Changes in the volume of products and services provided under existing contracts and the number of contracts commenced, completed or terminated during any quarter may cause significant variations in our cash flow from operations because a relatively large amount of our expenses are fixed. We incur significant operating expenses during the start-up and early stages of large contracts and typically do not receive corresponding payments in that same quarter. We may also incur significant or unanticipated expenses when contracts expire or are terminated or are not renewed. In addition, payments due to us from government agencies may be delayed due to billing cycles or as a result of failures of governmental budgets to gain congressional and presidential administration approval in a timely manner.

Shortfalls in available external research and development funding could adversely affect us.

We depend on our research and development activities to develop the core technologies used in our UAS and EES products and for the development of our future products. A portion of our research and development activities depends on funding by commercial companies and the U.S. government. U.S. government and commercial spending levels can be impacted by a number of variables, including general economic conditions, specific companies' financial performance and competition for U.S. government funding with other U.S. government-sponsored programs in the budget formulation and appropriation processes. Moreover, the U.S., state and local governments provide energy rebates and incentives to commercial companies, which directly impact the amount of research and development that companies appropriate for energy systems. To the extent that these energy rebates and incentives are reduced or eliminated, company funding for research and development could be reduced. Any reductions in available research and development funding could harm our business, financial condition and operating results.

Variability and cyclicality in the market for electric industrial vehicles could adversely affect us.

Our PosiCharge industrial electric vehicle charging system products are purchased primarily by operators of fleets of electric industrial vehicles, such as forklift trucks and airport ground support equipment. Consequently, our ability to remain profitable depends in part on the varying conditions in the market for electric industrial vehicles. This market is subject to variability as it moves in response to cycles in the overall business environment and it is also particularly sensitive to the industrial, food and beverage, retail and air travel sectors, which generate a significant portion of the demand for such vehicles. Sales of electric industrial vehicles have historically been cyclical, with demand affected by such economic factors as industrial production, construction levels, demand for consumer and durable goods, interest rates and fuel costs. A significant decline in demand for electric industrial vehicles could adversely affect our revenue and prospects, which would harm our business, financial condition and operating results.

Our success in the emerging market for passenger and fleet electric and hybrid electric vehicle charging systems will depend on numerous factors which are out of our control.

The passenger and fleet electric and hybrid electric vehicle charging systems market is expected to grow rapidly, along with innovations in fast charging technologies. As a result, we expect to face increasing competition from various charging system suppliers and large industrial electrical device suppliers such as Eaton Corporation, General Electric Company, Leviton Manufacturing Co., Inc., Schneider Electric SA, The ABB Group and Siemens AG. While we believe that we currently have superior charging technology and service infrastructure, we cannot assure you that competitors will not develop and bring to market substantially equivalent or superior technology. In addition, because the passenger electric and fleet charging systems market is relatively new, there is no guarantee that there will be strong consumer demand for charging systems. Demand for such systems could also be directly impacted by fuel costs; if fuel costs were to significantly decrease, the demand for electric vehicles and charging systems could decline. If there is little consumer demand for our passenger electric and fleet charging systems, our revenue and prospects could be adversely affected, which would harm our business, financial and operating results.

Our industrial electric vehicle charging systems business is dependent upon our relationships with third parties with whom we do not have exclusive arrangements.

To remain competitive in the market for industrial electric vehicle charging systems, we must maintain our access to potential customers and ensure that the service needs of our customers are met adequately. In many cases, we rely on battery and industrial vehicle dealers for access to potential industrial electric vehicle charging system customers. Currently, several of our industrial electric vehicle charging system competitors are working with battery manufacturers to sell fast charging systems and batteries together. Cooperative agreements between our competitors and battery manufacturers could restrict our access to battery dealers and potential industrial electric vehicle charging systems customers, adversely affecting our revenue and prospects. Additionally, we rely on outside service providers to perform post-sale services for our PosiCharge industrial electric vehicle charging system customers. If these service providers fail to perform these services as required or discontinue their business with us, then we could lose customers to competitors, which would harm our business, financial condition and operating results.

Our electric and hybrid electric vehicle charging system business is dependent upon our development of relationships with automakers, auto dealers, utilities and other participants in the electric and hybrid electric vehicle and electricity delivery markets.

We have been selected by several major automakers to support the rollout of new model electric vehicles across the U.S. with our home charging system. Accordingly, we depend upon those relationships and the success of the home charging rollout to those new model electric vehicle owners to expand our charging system footprint in the United States and worldwide. If one or more of our partnerships with those major automakers terminates prematurely, and we cannot establish similar relationships with other entities with direct access to electric vehicle owners and drivers, we may not be able to develop a sustainable market for our home charging system, which may delay the commercialization of our charging systems or jeopardize the long-term success of this product line. We believe that the success and growth of our passenger and fleet electric vehicle charging system business for the foreseeable future will also depend on our ability to develop similar working relationships with other automakers, as well as auto dealers, utilities, and other participants in the electric and hybrid electric vehicle and electricity delivery markets in the U.S. and internationally. While we have been working with other automakers and utilities to explore business models and to promote our solutions, there is no guarantee that we will be successful in doing so.

Our work for the U.S. government and international governments may expose us to security risks.

As a U.S. government contractor, we face various security threats, including cyber security attacks to our information technology infrastructure, attempts to gain access to our proprietary or classified information as well as threats to the physical security of our facilities and employees. Although we utilize various procedures and controls to monitor and mitigate these threats, there can be no assurance that these procedures and controls will be sufficient to prevent disruptions, the unauthorized release of confidential information or corruption of data. Accordingly, any significant operational delays, or any destruction, manipulation or improper use of our data, information systems or networks could adversely affect our financial results and damage the reputation for our products and services. If we or our partners are subject to data security breaches, we may have a loss in sales or increased costs arising from the restoration or implementation of additional security measures, either of which could materially and adversely affect our business and financial results.

In addition, we work in international locations where there are high security risks, which could result in harm to our employees and contractors or substantial costs. Some of our services are performed in or adjacent to high-risk locations, such as Iraq and Afghanistan, where the country or location is suffering from political, social or economic issues, or war or civil unrest. In those locations where we have employees or operations, we may incur substantial costs to maintain the safety of our personnel. Despite these precautions, the safety of our personnel in these locations may continue to be at risk, and we may in the future suffer the loss of employees and contractors, which could harm our business and operating results.

We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our stockholders.

We operate in emerging and rapidly evolving markets, which makes our prospects difficult to evaluate. It is possible that we may not generate sufficient cash flow from operations or otherwise have the capital resources to meet our future capital needs. If this occurs, then we may need additional financing to pursue our business strategies, including to:

- hire additional engineers and other personnel;
- develop new or enhance existing products;
- enhance our operating infrastructure;
- fund working capital requirements;
- acquire complementary businesses or technologies; or
- otherwise respond to competitive pressures.

If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders. We cannot assure you that additional financing will be available on terms favorable to us, or at all. Our former line of credit contained, and future debt financing may contain, covenants or other provisions that limit our operational or financial flexibility. In addition, certain of our customers require that we obtain letters of credit to support our obligations under some of our contracts.

Our investment portfolio includes investments in auction rate securities. Failures in the auctions for these securities affect our liquidity, while deterioration in credit ratings of issuers of such securities and/or third parties insuring such investments may require us to adjust the carrying value of our investment through an impairment of earnings.

As of April 30, 2013, our $5.7 million of long-term investments, recorded at fair value, consisted entirely of auction rate municipal bonds with maturities that range from approximately 6 to 21 years. These investments have characteristics similar to short-term investments, because at pre-determined intervals, generally ranging from 30 to 35 days, there is a new auction process at which the interest rates for these securities are reset to current interest rates. At the end of such period, we choose to roll-over our holdings or redeem the investments for cash. A market maker facilitates the redemption of the securities and the underlying issuers are not required to redeem the investment within 365 days.

In fiscal 2011, 2012 and 2013, we experienced failed auctions of our auction rate securities and there is no assurance that auctions on the remaining auction rate securities in our investment portfolio will succeed in the future. As a result, our ability to liquidate our investments in the near term may be limited, and our ability to recover the carrying value of our investments may be limited. An auction failure means that the parties wishing to sell securities were not able to do so. As of June 7, 2013, including the securities involved in failed auctions, we held approximately $5.7 million of these auction rate securities, all of which carry investment grade ratings. These investments are subject to general credit, liquidity, market and interest rate risks, which may be exacerbated by continued problems in the global credit markets, including but not limited to, U.S. subprime mortgage defaults, writedowns by major financial institutions due to deteriorating values of their assets portfolios, including leveraged loans, collateralized debt obligations, credit default swaps, and other credit-linked products. These and other related factors have affected various sectors of the financial markets and caused credit and liquidity issues. If the issuers of these securities are unable to successfully close future auctions or their credit ratings deteriorate, we may in the future be required to record an impairment charge on these investments. We currently believe these securities are not permanently impaired, primarily due to the government backing of the underlying securities. However, it could take until the final maturity of the underlying notes (up to 21 years) to realize our investments' purchase price of $6.8 million. Based on our ability to access our cash and cash equivalents, expected operating cash flows, and our other sources of cash, we do not anticipate that the current lack of liquidity on these investments will affect our ability to continue to operate our business in the ordinary course, however we can provide no assurance as to when these investments will again become liquid or as to whether we may ultimately have to recognize an impairment charge with respect to these investments.

We face risks related to the current challenging economic environment.

Our business, financial condition and results of operation could be negatively affected by economic conditions generally, both in the United States and elsewhere around the world. Continuing concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a difficult residential real estate market in the United States have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence and continued unemployment concerns, have resulted in heightened volatility and turmoil in domestic and international equity markets. These events and the continuing market upheavals could adversely affect our business in a number of ways, including:

Potential Deferment of Purchases and Orders by Customers: Uncertainty about current and future global economic conditions may cause governments, including the U.S. government, which is our largest customer, consumers and businesses to modify, defer or cancel purchases in response to tighter credit, decreased cash availability and declining consumer confidence. Accordingly, future demand for our products could differ materially from our current expectations. Additionally, if customers are not successful in generating sufficient revenue or are precluded from securing financing, they may not be able to pay, or may delay payment of, accounts receivable that are owed to us. Any inability of current and/or potential customers to pay us for our products may adversely affect our earnings and cash flow.

Negative Impact from Increased Financial Pressures on Key Suppliers: Our ability to meet customers' demands depends, in part, on our ability to obtain timely and adequate delivery of quality materials, parts and components from our suppliers. Certain of our hardware components and various subsystems are available only from a limited group of suppliers. If certain key suppliers were to become capacity constrained or insolvent as a result of a continuing market downturn, then we may have to find new suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources or are required to redesign our products. We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, if at all. In addition, credit constraints of key suppliers could result in accelerated payment of accounts payable by us, impacting our cash flow.

Customers' Inability to Obtain Financing to Make Purchases from Us and/or Maintain Their Business: Some of our customers may require substantial financing in order to fund their operations and make purchases from us. The inability of these customers to obtain sufficient credit to finance purchases of our products, or otherwise meet their payment obligations to us could adversely impact our financial condition and results of operations. In addition, if a continuing market downturn results in insolvencies for our customers, it could adversely impact our financial condition and results of operations.

Our international business poses potentially greater risks than our domestic business.

We derived approximately 15% of our revenue from international sales during the fiscal year ended April 30, 2013. We expect to derive an increasing portion of our revenue from international sales. Our international revenue and operations are subject to a number of material risks, including the following:

- the unavailability of, or difficulties in obtaining any, necessary governmental authorizations for the export of our UAS products to certain foreign jurisdictions;
- regulatory requirements that may adversely affect our ability to sell certain products or repatriate profits to the U.S.;
- the complexity and necessity of using foreign representatives and consultants;
- difficulties in enforcing agreements and collecting receivables through foreign legal systems and other relevant legal issues, including fewer legal protections for intellectual property;
- potential fluctuations in foreign economies and in the value of foreign currencies and interest rates;
- potential preferences by prospective customers to purchase from local (non-U.S.) sources;
- general economic and political conditions in the markets in which we operate;
- laws or regulations relating to non-U.S. military contracts that favor purchases from non-U.S. manufacturers over U.S. manufacturers;
- the imposition of tariffs, embargoes, export controls and other trade restrictions; and
- different and changing legal and regulatory requirements, including those pertaining to data protection and privacy, in the jurisdictions in which we currently operate or may operate in the future.

Negative developments in any of these areas in one or more countries could result in a reduction in demand for our products, the cancellation or delay of orders already placed, threats to our intellectual property, difficulty in collecting receivables and a higher cost of doing business, any of which could negatively impact our business, financial condition or results of operations. Moreover, our sales, including sales to customers outside the United States, are denominated in dollars, and downward fluctuations in the value of foreign currencies relative to the U.S. dollar may make our products more expensive than other products, which could harm our business.

Potential future acquisitions could be difficult to integrate, divert the attention of key personnel, disrupt our business, dilute stockholder value and impair our financial results.

We intend to consider strategic acquisitions that would add to our customer base, technological capabilities or system offerings. Acquisitions involve numerous risks, any of which could harm our business, including the following:

- difficulties in integrating the operations, technologies, products, existing contracts, accounting and personnel of the target company and realizing the anticipated synergies of the combined businesses;
- difficulties in supporting and transitioning customers, if any, of the target company;
- diversion of financial and management resources from existing operations;
- the price we pay or other resources that we devote may exceed the value we realize, or the value we could have realized if we had allocated the purchase price or other resources to another opportunity;
- risks of entering new markets in which we have limited or no experience;
- potential loss of key employees, customers and strategic alliances from either our current business or the target company's business;
- assumption of unanticipated problems or latent liabilities, such as problems with the quality of the target company's products; and
- inability to generate sufficient revenue to offset acquisition costs.

Acquisitions also frequently result in the recording of goodwill and other intangible assets which are subject to potential impairments in the future that could harm our financial results. In addition, if we finance acquisitions by issuing equity, or securities convertible into equity, then our existing stockholders may be diluted, which could lower the market price of our common stock. If we finance acquisitions through debt, then such future debt financing may contain covenants or other provisions that limit our operational or financial flexibility. As a result, if we fail to properly evaluate acquisitions or investments, then we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of what we anticipate. The failure to successfully evaluate and execute acquisitions or investments or otherwise adequately address these risks could materially harm our business and financial results.

Environmental laws and regulations and unforeseen costs could impact our future earnings.

The manufacture and sale of our products in certain states and countries may subject us to environmental and other regulations. For example, we obtain a significant number of our electronics components from companies located in East Asia, where environmental rules may be less stringent than in the United States. Over time, the countries where these companies are located may adopt more stringent environmental regulations, resulting in an increase in our manufacturing costs. Furthermore, certain environmental laws, including the U.S. Comprehensive, Environmental Response, Compensation and Liability Act of 1980, impose strict, joint and several liability on current and previous owners or operators of real property for the cost of removal or remediation of hazardous substances and impose liability for damages to natural resources. These laws often impose liability even if the owner or operator did not know of, or was not responsible for, the release of such hazardous substances. These environmental laws also assess liability on persons who arrange for hazardous substances to be sent to disposal or treatment facilities when such facilities are found to be contaminated. Such persons can be responsible for cleanup costs even if they never owned or operated the contaminated facility. Although we have not yet been named a responsible party at a contaminated site, we could be named a potentially responsible party in the future. We cannot assure you that such existing laws or future laws will not have a material adverse effect on our future earnings or results of operations.

Our passenger and fleet electric vehicle charging system business is subject to federal, state and international laws regarding data protection and privacy, and a privacy breach could damage our reputation, expose us to litigation risk and adversely affect our business.

In connection with our emerging passenger and fleet electric vehicle charging system business, we collect, process and retain certain sensitive and confidential customer information. As a result, we are subject to increasingly rigorous federal, state and international laws regarding privacy and data protection. Compliance with these constantly evolving laws may cause us to incur significant costs or require changes to our business practices, which could reduce our revenue. If we fail to comply with these laws, proceedings may be brought against us by governmental entities or others or penalties may be imposed on us, either of which could have a material adverse effect on our business, results of operations and financial condition. While we rely, in part, on security services and software provided by outside vendors to protect sensitive and confidential customer information, there is no guarantee that the protections that we or our outside vendors have implemented will prevent security breaches. Any actual, threatened or perceived security breach that could result in misappropriation, loss or other unauthorized disclosure of sensitive or confidential customer information could harm our reputation and relationship with customers, expose us to litigation risk and liability and adversely affect our business.

Our business and operations are subject to the risks of earthquakes and other natural catastrophic events.

Our corporate headquarters, research and development and manufacturing operations are located in Southern California, a region known for seismic activity and wild fires. A significant natural disaster, such as an earthquake, fire or other catastrophic event, could severely affect our ability to conduct normal business operations, and as a result, our future operating results could be materially and adversely affected.

Risks Related to Our U.S. Government Contracts

We are subject to extensive government regulation, and our failure to comply with applicable regulations could subject us to penalties that may restrict our ability to conduct our business.

As a contractor to the U.S. government, we are subject to and must comply with various government regulations that impact our revenue, operating costs, profit margins and the internal organization and operation of our business. The most significant regulations and regulatory authorities affecting our business include the following:

- the Federal Acquisition Regulations and supplemental agency regulations, which comprehensively regulate the formation and administration of, and performance under, U.S. government contracts;
- the Truth in Negotiations Act, which requires certification and disclosure of all factual cost and pricing data in connection with contract negotiations;
- the False Claims Act and the False Statements Act, which impose penalties for payments made on the basis of false facts provided to the government and on the basis of false statements made to the government, respectively;
- the Foreign Corrupt Practices Act, which prohibits U.S. companies from providing anything of value to a foreign official to help obtain, retain or direct business, or obtain any unfair advantage;
- the National Telecommunications and Information Administration and the Federal Communications Commission, which regulate the wireless spectrum allocations upon which UAS depend for operation and data transmission in the U.S.;
- the Federal Aviation Administration, which is in the process of drafting regulations specifically for small UAS operation in the U.S.;

- the International Traffic in Arms Regulations, which regulate the export of controlled technical data, defense articles and defense services and restrict from which countries we may purchase materials and services used in the production of certain of our products; and
- laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

Also, we need special security clearances and regulatory approvals to continue working on certain of our projects with the U.S. government. Classified programs generally will require that we comply with various executive orders, federal laws and regulations and customer security requirements that may include restrictions on how we develop, store, protect and share information, and may require our employees and facilities to obtain government security clearances. Our failure to comply with applicable regulations, rules and approvals or misconduct by any of our employees could result in the imposition of fines and penalties, the loss of security clearances, the loss of our government contracts or our suspension or debarment from contracting with the U.S. government generally, any of which would harm our business, financial condition and results of operations. We are also subject to certain regulations of comparable government agencies in other countries, and our failure to comply with these non-U.S. regulations could also harm our business, financial condition or results of operations.

Our business could be adversely affected by a negative audit or investigation by the U.S. government.

U.S. government agencies, primarily the DCAA and the DCMA, routinely audit and investigate government contractors. These agencies review a contractor's performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. These agencies also may review the adequacy of, and a contractor's compliance with, its internal control systems and policies, including the contractor's purchasing, property, estimating, compensation and management information systems.

Like most government contractors, our contracts are audited and reviewed on a continual basis by the DCMA and the DCAA. Audits for costs incurred on work performed after fiscal year 2005 have not yet been completed. In addition, non-audit reviews or investigations by the government may still be conducted on all of our government contracts. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed must be refunded. If an audit or investigation of our business were to uncover improper or illegal activities, then we could be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. government. We could suffer serious harm to our reputation if allegations of impropriety or illegal acts were made against us, even if the allegations were inaccurate. In addition, responding to governmental audits or investigations may involve significant expense and divert management attention. If any of the foregoing were to occur, our financial condition and operating results could be materially adversely affected.

Moreover, if any of our administrative processes and business systems are found not to comply with the applicable requirements, we may be subjected to increased government scrutiny or required to obtain additional governmental approvals that could delay or otherwise adversely affect our ability to compete for or perform contracts. An unfavorable outcome to such an audit or investigation by the DCAA, U.S. Department of Justice, or DOJ or other government agency, could materially adversely affect our competitive position, affect our ability to obtain the maximum price for our products and services, and result in a substantial reduction of our revenues.

If we were suspended or debarred from contracting with the federal government generally, or any specific agency, if our reputation or relationship with government agencies were impaired, or if the government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our revenue and operating results would be materially harmed.

In February 2010, we were notified by the DOJ that it had initiated a civil investigation into our billing practices with respect to our government contracts. The investigation is focused on three matters:

- the appropriateness of certain expenses included in our fiscal year 2006 Incurred Indirect Cost Claim (reconciliation of projected rates to actual rates);
- billing labor rates associated with time and materials government contracts; and
- billing rates for small UAS maintenance and repair contracts.

We are currently cooperating with this investigation, which we believe may be the result of prior DCAA audit activity. Based on our current understanding of the matters identified, we believe that the outcome of the investigation will not have a material impact on our business. We have voluntarily cooperated with a request for information received in connection with this investigation. No claim has been filed against us to date.

Some of our contracts with the U.S. government allow it to use inventions developed under the contracts and to disclose technical data to third parties, which could harm our ability to compete.

Some of our contracts allow the U.S. government to use, royalty-free, or have others use, inventions developed under those contracts on behalf of the government. Some of the contracts allow the federal government to disclose technical data without constraining the recipient on how those data are used. The ability of third parties to use patents and technical data for government purposes creates the possibility that the government could attempt to establish alternative suppliers or to negotiate with us to reduce our prices. The potential that the government may release some of the technical data without constraint creates the possibility that third parties may be able to use this data to compete with us, which could have a material adverse effect on our business, results of operations or financial condition.

U.S. government contracts are generally not fully funded at inception and contain certain provisions that may be unfavorable to us, which could prevent us from realizing our contract backlog and materially harm our business and results of operations.

U.S. Government contracts typically involve long lead times for design and development, and are subject to significant changes in contract scheduling. Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations. The termination or reduction of funding for a government program would result in a loss of anticipated future revenue attributable to that program.

The actual receipt of revenue on awards included in backlog may never occur or may change because a program schedule could change or the program could be canceled, or a contract could be reduced, modified or terminated early.

In addition, U.S. government contracts generally contain provisions permitting termination, in whole or in part, at the government's convenience or for contractor default. Since a substantial majority of our revenue is dependent on the procurement, performance and payment under our U.S. government contracts, the termination of one or more critical government contracts could have a negative impact on our results of operations and financial condition. Termination arising out of our default could expose us to liability and have a material adverse effect on our ability to re-compete for future contracts and orders. Moreover, several of our contracts with the U.S. government do not contain a limitation of liability provision, creating a risk of responsibility for indirect, incidental damages and consequential damages. These provisions could cause substantial liability for us, especially given the use to which our products may be put.

U.S. government contracts are subject to a competitive bidding process that can consume significant resources without generating any revenue.

U.S. government contracts are frequently awarded only after formal, protracted competitive bidding processes and, in many cases, unsuccessful bidders for U.S. government contracts are provided the opportunity to protest contract awards through various agency, administrative and judicial channels. We derive significant revenue from U.S. government contracts that were awarded through a competitive bidding process. Much of the UAS business that we expect to seek in the foreseeable future likely will be awarded through competitive bidding. Competitive bidding presents a number of risks, including the following:

- the need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and cost overruns;
- the substantial cost and managerial time and effort that must be spent to prepare bids and proposals for contracts that may not be awarded to us;
- the need to estimate accurately the resources and cost structure that will be required to service any contract we are awarded; and
- the expense and delay that may arise if our competitors protest or challenge contract awards made to us pursuant to competitive bidding, and the risk that any such protest or challenge could result in the delay of our contract performance, the distraction of management, the resubmission of bids on modified specifications, or in termination, reduction or modification of the awarded contract.

We may not be provided the opportunity to bid on contracts that are held by other companies and are scheduled to expire if the government extends the existing contract. If we are unable to win particular contracts that are awarded through a competitive bidding process, then we may not be able to operate in the market for goods and services that are provided under those contracts for a number of years. If we are unable to win new contract awards over any extended period consistently, then our business and prospects will be adversely affected.

We are subject to procurement rules and regulations, which increase our performance and compliance costs under our U.S. government contracts.

We must comply with, and are affected by, laws and regulations relating to the formation, administration and performance of U.S. government contracts. These laws and regulations, among other things, require certification and disclosure of all cost and pricing data in connection with contract negotiation, define allowable and unallowable costs and otherwise govern our right to reimbursement under certain cost-based U.S. government contracts, and restrict the use and dissemination of classified information and the exportation of certain products and technical data. These requirements, although customary in U.S. government contracts, increase our performance and compliance costs. These costs might increase in the future, reducing our margins, which could have a negative effect on our financial condition. Although we have procedures in place to comply with these regulations and requirements, failure to do so under certain circumstances could lead to suspension or debarment, for cause, from U.S. government contracting or subcontracting for a period of time and could have a negative effect on our reputation and ability to receive other U.S. government contract awards in the future.

Risks Related to Our Intellectual Property

If we fail to protect, or incur significant costs in defending, our intellectual property and other proprietary rights, our business, financial condition, and results of operations could be materially harmed.

Our success depends, in large part, on our ability to protect our intellectual property and other proprietary rights. We rely primarily on patents, trademarks, copyrights, trade secrets and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. However, a significant portion of our technology is not patented, and we may be unable or may not seek to obtain patent protection for this technology. In addition, the U.S. government has licenses under certain of our patents and certain other intellectual property that are developed or used in performance of government contracts, and it may use or authorize others to use such patents and intellectual property for government and other purposes. Moreover, existing U.S. legal standards relating to the validity, enforceability and scope of protection of intellectual property rights offer only limited protection, may not provide us with any competitive advantages, and may be challenged by third parties. The laws of countries other than the United States may be even less protective of intellectual property rights. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property or otherwise gaining access to our technology. Unauthorized third parties may try to copy or reverse engineer our products or portions of our products or otherwise obtain and use our intellectual property. Moreover, many of our employees have access to our trade secrets and other intellectual property. If one or more of these employees leave us to work for one of our competitors, then they may disseminate this proprietary information, which may as a result damage our competitive position. If we fail to protect our intellectual property and other proprietary rights, then our business, results of operations or financial condition could be materially harmed.

In addition, affirmatively defending our intellectual property rights and investigating whether we are pursuing a product or service development that may violate the rights of others may entail significant expense. Any of our intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. If we resort to legal proceedings to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, then the proceedings could result in significant expense to us and divert the attention and efforts of our management and technical employees, even if we prevail.

We may be sued by third parties for alleged infringement of their proprietary rights, which could be costly, time-consuming and limit our ability to use certain technologies in the future.

We may become subject to claims that our technologies infringe upon the intellectual property or other proprietary rights of third parties. Any claims, with or without merit, could be time-consuming and expensive, and could divert our management's attention away from the execution of our business plan. Moreover, any settlement or adverse judgment resulting from these claims could require us to pay substantial amounts or obtain a license to continue to use the disputed technology, or otherwise restrict or prohibit our use of the technology. We cannot assure you that we would be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all, that we would be able to develop alternative technology on a timely basis, if at all, or that we would be able to obtain a license to use a suitable alternative technology to permit us to continue offering, and our customers to continue using, our affected product. An adverse determination also could prevent us from offering our products to others. Infringement claims asserted against us may have a material adverse effect on our business, results of operations or financial condition.

Risks Relating to Securities Markets and Investment in Our Stock

The price of our common stock may fluctuate significantly.

The market prices for securities of emerging technology companies have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including the following:

- U.S. government spending levels, both generally and by our particular customers;
- the volume of operational activity by the U.S. military;
- delays in the payment of our invoices by government payment offices, resulting in potentially reduced earnings during a particular fiscal quarter;
- announcements of new products or technologies, commercial relationships or other events relating to us or our industry or our competitors;
- failure of any of our key products to gain market acceptance;
- variations in our quarterly operating results;
- perceptions of the prospects for the markets in which we compete;
- changes in general economic conditions;
- changes in securities analysts' estimates of our financial performance;
- regulatory developments in the U.S. and foreign countries;
- fluctuations in stock market prices and trading volumes of similar companies;
- news about the markets in which we compete or regarding our competitors;
- terrorist acts or military action related to international conflicts, wars or otherwise;
- sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders; and
- additions or departures of key personnel.

In addition, the equity markets in general, and NASDAQ in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, the market prices of securities of emerging technology companies have been particularly volatile. These broad market and industry factors may affect the market price of our common stock adversely, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation often has been instituted against that company. This type of litigation, if instituted against us, could result in substantial costs and a diversion of management's attention and resources.

Our management, whose interests may not be aligned with yours, is able to exert significant influence over all matters requiring stockholder approval.

As of June 7, 2013, our directors, executive officers and their affiliates collectively beneficially owned 3,723,602 shares, or approximately 16%, of our total outstanding shares of common stock. Accordingly, our directors and executive officers as a group may be able to exert significant influence over matters requiring stockholder approval, including the election of directors. The interests of our directors and executive officers may not be fully aligned with yours. Although there is no agreement among our directors and executive officers with respect to the voting of their shares, this concentration of ownership may delay, defer or even prevent a change in control of our company, and make transactions more difficult or impossible without the support of all or some of our directors and executive officers. These transactions might include proxy contests, tender offers, mergers or other purchases of common stock that could give you the opportunity to realize a premium over the then-prevailing market price for shares of our common stock.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

All of our facilities are leased. Our corporate headquarters are located in Monrovia, California where we lease approximately 13,000 square feet under an agreement expiring in September 2015. We have several other leased facilities in California, Alabama and Virginia that are used for administration, research and development, logistics and manufacturing and have a total of approximately 435,000 square feet. Such leases expire between the end of 2013 and 2017.

Item 3. Legal Proceedings.

We are not currently a party to any material legal proceedings. We are, however, subject to lawsuits from time to time in the ordinary course of business.

Item 4. Mine Safety Disclosure.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Common Stock

The following table sets forth, for the periods indicated, the high and low sales prices for our common stock from May 1, 2011 through April 30, 2013. The following quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	Fiscal Year Ended April 30,			
	2013		2012	
	High	Low	High	Low
First Quarter	$27.82	$21.14	$36.49	$26.81
Second Quarter	$24.88	$21.56	$34.28	$24.01
Third Quarter	$23.70	$19.25	$33.87	$28.33
Fourth Quarter	$23.18	$16.98	$31.87	$23.70

On June 7, 2013, the closing sales price of our common stock as reported on the NASDAQ Global Select Market was $19.81 per share. As of June 7, 2013, there were 71 holders of record of our common stock.

Dividends

We currently intend to retain all future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions and such other factors as our board of directors deems relevant.

Stock Price Performance Graph

The following graph shows a comparison of cumulative returns on our common stock, based on the market price of the common stock, with the cumulative total returns of companies in the Russell 2000 Index and the SPADES Index.


Cumulative Total Return
$140
$120
$100
$80
$60
$40
$20
$0
Apr-08
Apr-09
Apr-10
Apr-11
Apr-12
Apr-13
AeroVironment Stock
Russell 2000 Index
SPADES Index

The following table shows the value of $100 invested on April 30, 2008 in AeroVironment, Inc., the Russell 2000 Index and the SPADES Index.

	Performance Graph Table ($)					
	April 30, 2008	April 30, 2009	April 30, 2010	April 30, 2011	April 30, 2012	April 30, 2013
AeroVironment Stock	100	99	109	120	102	81
Russell 2000 Index	100	68	100	121	114	132
SPADES Index	100	64	91	98	95	112

The stock price performance shown on the graph above is not necessarily indicative of future price performance. Factual material was obtained from sources believed to be reliable, but we are not responsible for any errors or omissions contained therein. No portions of this graph shall be deemed incorporated by reference into any filing under the Securities Act, or the Exchange Act through any general statement incorporating by reference in its entirety the report in which this graph appears, except to the extent that we specifically incorporate this graph or a portion of it by reference. In addition, this graph shall not be deemed filed under either the Securities Act or the Exchange Act.

Item 6. Selected Consolidated Financial Data.

The following selected financial data should be read in conjunction with our consolidated financial statements. The information set forth below is not necessarily indicative of results of future operations, and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included in Item 8, "Financial Statements and Supplementary Data" of this Annual Report in order to understand fully factors that may affect the comparability of the financial data presented below.

	Year Ended April 30,				
	2013	2012	2011	2010	2009
		(In thousands, except per share data)			
Consolidated Income Statement Data:					
Revenue	$240,152	$325,008	$292,503	$249,518	$247,662
Net income	$ 10,426	$ 30,451	$ 25,909	$ 20,716	$ 24,245
Earnings per common share:					
Basic	$ 0.47	$ 1.40	$ 1.20	$ 0.97	$ 1.15
Diluted	$ 0.47	$ 1.36	$ 1.17	$ 0.94	$ 1.11
Weighted average common shares outstanding (basic):	22,070	21,783	21,591	21,392	21,024
Weighted average common shares outstanding (diluted):	22,390	22,315	22,081	21,977	21,776
Balance Sheet Data					
Total assets	$363,465	$369,151	$331,747	$281,971	$253,181
Long-term obligations	$ 6,092	$ 6,854	$ 6,175	$ 4,438	$ 7,117

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Introduction

The following discussion of our financial condition and results of operations should be read in conjunction with our "Selected Consolidated Financial Data" and our consolidated financial statements and notes thereto included herein as Item 8. This discussion contains forward-looking statements. Refer to "Forward-Looking Statements" on page 2 and "Risk Factors" beginning on page 25, for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview

We design, develop, produce, support and operate a technologically-advanced portfolio of products. We supply unmanned aircraft systems, or UAS, tactical missile systems and services primarily to organizations within the U.S. Department of Defense, or DoD. We also supply charging systems and services for electric vehicles and power cycling and test systems to commercial, consumer and government customers. We derive the majority of our revenue from these business areas and we believe that the markets for these solutions have significant growth potential. Additionally, we believe that some of the innovative potential products in our research and development pipeline will emerge as new growth platforms in the future, creating additional market opportunities.

The success we have achieved with our current products and services stems from our investment in research and development and our ability to invent and deliver advanced solutions, utilizing our proprietary technologies, to help our government, commercial and consumer customers operate more effectively and efficiently. We develop these highly innovative solutions by working very closely with our key customers in each segment of our business and solving their most important challenges related to our areas of expertise. Our core technological capabilities, developed through more than 40 years of innovation, include lightweight aerostructures, power electronics, electric propulsion systems, efficient electric power generation, conversion, and storage systems, high-density energy packaging, miniaturization, digital data links, aircraft payloads, controls integration, systems integration and engineering optimization coupled with professional field service capabilities.

Our UAS business segment focuses primarily on the design, development, production, support and operation of innovative UAS and tactical missile systems that provide situational awareness, multi-band communications, force protection and other mission effects to increase the security and effectiveness of our customers' operations. Our Efficient Energy Systems, or EES, business segment focuses primarily on the design, development, production, marketing, support and operation of innovative efficient electric energy systems that address the growing demand for electric transportation solutions.

Revenue

We generate our revenue primarily from the sale, support and operation of our small UAS, electric vehicle charging systems and power cycling and test systems solutions. Support for our small UAS customers includes training, spare parts, product repair, product replacement, and the customer-contracted operation of our small UAS by our personnel. We refer to these support activities collectively as our services operation. We derive most of our small UAS revenue from fixed-price and cost-plus-fee contracts with the U.S. government, and most of our electric vehicle charging systems and power cycling and test systems revenue from sales and service to commercial customers.

Cost of Sales

Cost of sales consists of direct costs and allocated indirect costs. Direct costs include labor, materials, travel, subcontracts and other costs directly related to the execution of a specific contract. Indirect costs include overhead expenses, fringe benefits and other costs that are not directly charged to a specific contract.

Gross Margin

Gross margin is equal to revenue minus cost of sales. We use gross margin as a financial metric to help us understand trends in our direct costs and allocated indirect costs when compared to the revenue we generate.

Research and Development Expense

Research and development, or R&D, is an integral part of our business model. We conduct significant internally funded research and development and anticipate that research and development expense will continue to increase in absolute dollars for the foreseeable future. Our research and development activities focus specifically on creating capabilities that support our existing product portfolio as well as new solutions. These activities are funded both externally by customers and internally.

Selling, General and Administrative

Our selling, general and administrative expenses, or SG&A, include salaries and other expenses related to selling, marketing and proposal activities, and other administrative costs. SG&A is an important financial metric that we analyze to help us evaluate the contribution of our selling, marketing and proposal activities to revenue generation.

Other Income and Expenses

Other income and expenses includes interest income, interest expense and changes in fair value of certain financial investments.

Income Tax Expense

Our effective tax rates are substantially lower than the statutory rates primarily due to research and development tax credits.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. When we prepare these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Some of our accounting policies require that we make subjective judgments, including estimates that involve matters that are inherently uncertain. Our most critical estimates include those related to revenue recognition, inventories and reserves for excess and obsolescence, self-insured liabilities, accounting for stock-based awards, and income taxes. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting estimates affect our more significant judgments and estimates used in preparing our consolidated financial statements. See Note 1 of the Notes to Consolidated Financial Statements for our Organization and Significant Accounting Policies. There have been no material changes made to the critical accounting estimates during the periods presented in the consolidated financial statements.

Revenue Recognition

Significant management judgments and estimates must be made and used in connection with the recognition of revenue in any accounting period. Material differences in the amount of revenue in any given period may result if these judgments or estimates prove to be incorrect or if management's estimates change on the basis of development of the business or market conditions. Management judgments and estimates have been applied consistently and have been reliable historically. We believe that there are two key factors which impact the reliability of management's estimates. The first of those key factors is that the terms of our contracts are typically less than six months. The short-term nature of such contracts reduces the risk that material changes in accounting estimates will occur on the basis of market conditions or other factors. The second key factor is that we have hundreds of contracts in any given accounting period, which reduces the risk that any one change in an accounting estimate on one or several contracts would have a material impact on our consolidated financial statements or our two reporting segments' measures of profit.

The substantial majority of our revenue is generated pursuant to written contractual arrangements to design, develop, manufacture and/or modify complex products, and to provide related engineering, technical and other services according to customer specifications. These contracts may be fixed price or cost-reimbursable. We consider all contracts for treatment in accordance with authoritative guidance for contracts with multiple deliverables.

Revenue from product sales not under contractual arrangement is recognized at the time title and the risk and rewards of ownership pass, which typically occurs when the products are shipped and collection is reasonably assured.

Revenue and profits on fixed-price contracts are recognized using percentage-of-completion methods of accounting. Revenue and profits on fixed-price production contracts, whose units are produced and delivered in a continuous or sequential process, are recorded as units are delivered based on their selling prices, or the units-of-delivery method. Revenue and profits on other fixed-price contracts with significant engineering as well as production requirements are recorded based on the ratio of total actual incurred costs to date to the total estimated costs for each contract, or the cost-to-cost method. Under percentage-of-completion methods of accounting, a single estimated total profit margin is used to recognize profit for each contract over its entire period of performance, which can exceed one year. Accounting for revenue and profits on a fixed-price contract requires the preparation of estimates of (1) the total contract revenue, (2) the total costs at completion, which is equal to the sum of the actual incurred costs to date on the contract and the estimated costs to complete the contract's statement of work and (3) the measurement of progress towards completion. The estimated profit or loss at completion on a contract is equal to the difference between the total estimated contract revenue and the total estimated cost at completion. Under the units-of-delivery method, sales on a fixed-price type contract are recorded as the units are delivered during the period based on their contractual selling prices. Under the cost-to-cost method, sales on a fixed-price type contract are recorded at amounts equal to the ratio of actual cumulative costs incurred divided by total estimated costs at completion, multiplied by (A) the total estimated contract revenue, less (B) the cumulative sales recognized in prior periods. The profit recorded on a contract in any period using either the units-of-delivery method or cost-to-cost method is equal to (X) the current estimated total profit margin multiplied by the cumulative sales recognized, less (Y) the amount of cumulative profit previously recorded for the contract. In the case of a contract for which the total estimated costs exceed the total estimated revenue, a loss arises, and a provision for the entire loss is recorded in the period that it becomes evident. The unrecoverable costs on a loss contract that are expected to be incurred in future periods are recorded in the program cost.

Revenue and profits on cost-reimbursable type contracts are recognized as costs are incurred on the contract, at an amount equal to the costs plus the estimated profit on those costs. The estimated profit on a cost-reimbursable contract is generally fixed or variable based on the contractual fee arrangement.

We review cost performance and estimates to complete at least quarterly and in many cases more frequently. Adjustments to original estimates for a contract's revenue, estimated costs at completion and estimated profit or loss are often required as work progresses under a contract, as experience is gained and as more information is obtained, even though the scope of work required under the contract may not change, or if contract modifications occur. The impact of revisions in profit estimates for all types of contracts are recognized on a cumulative catch-up basis in the period in which the revisions are made. During the fiscal years ended April 30, 2013, 2012 and 2011, changes in accounting estimates on fixed-price contracts recognized using the percentage of completion method of accounting were not material to our consolidated financial statements or our two reporting segments' measure of profit. Amounts representing contract change orders or claims are included in revenue only when they can be reliably estimated and their realization is probable. Incentives or penalties and awards applicable to performance on contracts are considered in estimating revenue and profit rates, and are recorded when there is sufficient information to assess anticipated contract performance.

Inventories and Reserve for Excess and Obsolescence

Our policy for valuation of inventory, including the determination of obsolete or excess inventory, requires us to perform a detailed assessment of inventory at each balance sheet date, which includes a review of, among other factors, an estimate of future demand for products within specific time horizons, valuation of existing inventory, as well as product lifecycle and product development plans. Inventory reserves are also provided to cover risks arising from slow-moving items. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions. We may be required to record additional inventory write-downs if actual market conditions are less favorable than those projected by our management.

Self-Insured Liability

We are self-insured for employee medical claims, subject to individual and aggregate stop-loss policies. We estimate a liability for claims filed and incurred but not reported based upon recent claims experience and an analysis of the average period of time between the occurrence of a claim and the time it is reported to and paid by us. We perform an annual evaluation of this policy and have determined that for all prior years during which this policy has been in effect there have been cost advantages to this policy, as compared to obtaining commercially available employee medical insurance. However, actual results may differ materially from those estimated and could have a material impact on our consolidated financial statements.

Impairment of Long-Lived Assets

We review the recoverability of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance, and may differ from actual cash flows. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made.

Long-Term Incentive Awards

We grant long-term incentive awards and we establish a target payout at the beginning of each performance period. The actual payout at the end of the performance period is calculated based upon our achievement of revenue and operating profit growth targets. Payouts are made in cash and restricted stock units. Upon vesting of the restricted stock units, we have the discretion to settle the restricted stock units in cash or stock.

The cash component of the award is accounted for as a liability. The equity component is accounted for as a stock-based liability as the restricted stock units may be settled in cash or stock. At each reporting period, we reassess the probability of achieving the performance targets. The estimation of whether the performance targets will be achieved requires judgment, and to the extent actual results or updated estimates differ from our current estimates, the cumulative effect on current and prior periods of those changes will be recorded in the period estimates are revised.

Income Taxes

We are required to estimate our income taxes, which includes estimating our current income taxes as well as measuring the temporary differences resulting from different treatment of items for tax and accounting purposes. We currently have significant deferred assets, which are subject to periodic recoverability assessments. Realizing our deferred tax assets principally depends on our achieving projected future taxable income. We may change our judgments regarding future profitability due to future market conditions and other factors, which may result in recording a valuation allowance against those deferred tax assets.

Fiscal Periods

Our fiscal year ends on April 30. Due to our fixed year end date of April 30, our first and fourth quarters each consist of approximately 13 weeks. The second and third quarters each consist of 13 weeks. Our first three quarters end on a Saturday.

Results of Operations

The following table sets forth certain historical consolidated income statement data expressed in dollars (in thousands) and as a percentage of revenue for the periods indicated. Certain amounts may not sum due to rounding.

	Fiscal Year Ended April 30,					
	2013		2012		2011	
Revenue	$240,152	100%	$325,008	100%	$292,503	100%
Cost of sales	147,616	61%	195,675	60%	175,352	60%
Gross margin	92,536	39%	129,333	40%	117,151	40%
Selling, general and administrative	51,520	21%	55,280	17%	47,431	16%
Research and development	37,214	15%	30,977	10%	35,769	12%
Income from operations	3,802	2%	43,076	13%	33,951	12%
Interest income	726	0%	462	0%	277	0%
Other income	6,245	3%	—	—	—	—
Income before income taxes	10,773	4%	43,538	13%	34,228	12%
Income tax expense	347	0%	13,087	4%	8,319	3%
Net income	$ 10,426	4%	$ 30,451	9%	$ 25,909	9%

The following table sets forth our revenue and gross margin generated by each operating segment for the periods indicated:

	Fiscal Year Ended April 30,		
	2013	2012	2011
	(In thousands)		
Revenue:			
UAS	$194,276	$273,728	$249,769
EES	45,876	51,280	42,734
Total	$240,152	$325,008	$292,503
Cost of sales:			
UAS	$115,194	$157,663	$150,256
EES	32,422	38,012	25,096
Total	$147,616	$195,675	$175,352
Gross margin:			
UAS	$ 79,082	$116,065	$ 99,513
EES	13,454	13,268	17,638
Total	$ 92,536	$129,333	$117,151

Fiscal Year Ended April 30, 2013 Compared to Fiscal Year Ended April 30, 2012

Revenue. Revenue for the fiscal year ended April 30, 2013 was $240.2 million, as compared to $325.0 million for the fiscal year ended April 30, 2012, representing a decrease of $84.9 million, or 26%. UAS revenue decreased $79.5 million, or 29%, to $194.3 million for the fiscal year ended April 30, 2013, primarily due to decreases in service revenue of $52.1 million and product deliveries of $39.3 million, partially offset by increased customer-funded R&D work of $11.9 million. The decrease in service revenue was primarily due to a decrease in DDL retrofits. The decrease in product deliveries was primarily due to a decrease in deliveries of our digital Puma AE systems. The increase in customer-funded R&D was primarily due to increased activity on the Switchblade program. EES revenue decreased $5.4 million, or 11%, to $45.9 million for the fiscal year ended April 30, 2013, primarily due to decreased product deliveries of our electric vehicle test systems and passenger electric vehicle charging systems, partially offset by increased deliveries of industrial fast charge systems.

Cost of Sales. Cost of sales for the fiscal year ended April 30, 2013 was $147.6 million, as compared to $195.7 million for the fiscal year ended April 30, 2012, representing a decrease of $48.1 million, or 25%. As a percentage of revenue, cost of sales increased from 60% to 61%. UAS cost of sales decreased $42.5 million, or 27%, to $115.2 million for the fiscal year ended April 30, 2013, primarily due to a decrease in sales volume. As a percentage of revenue, cost of sales for UAS increased from 58% to 59%. EES cost of sales decreased $5.6 million, or 15%, to $32.4 million for the fiscal year ended April 30, 2013. As a percentage of revenue, cost of sales for EES decreased from 74% to 71%, primarily due to a higher sales mix of higher margin products and lower manufacturing and engineering overhead support costs.

Gross Margin. Gross margin for the fiscal year ended April 30, 2013 was $92.5 million, as compared to $129.3 million for the fiscal year ended April 30, 2012, representing a decrease of $36.8 million, or 28%. As a percentage of revenue, gross margin decreased from 40% to 39%. UAS gross margin decreased $37.0 million, or 32%, to $79.1 million for the fiscal year ended April 30, 2013, primarily due to a decrease in sales volume. As a percentage of revenue, gross margin for UAS decreased from 42% to 41%. EES gross margin increased $0.2 million, or 1%, to $13.5 million for the fiscal year ended April 30, 2013. As a percentage of revenue, EES gross margin increased from 26% to 29%, primarily due to a higher sales mix of higher margin products and lower manufacturing and engineering overhead support costs.

Selling, General and Administrative. SG&A expense for the fiscal year ended April 30, 2013 was $51.5 million, or 21% of revenue, compared to SG&A expense of $55.3 million, or 17% of revenue, for the fiscal year ended April 30, 2012. SG&A expense decreased by $3.8 million primarily due to lower incentive compensation as a result of not achieving anticipated financial performance.

Research and Development. R&D expense for the fiscal year ended April 30, 2013 was $37.2 million, or 15% of revenue, compared to R&D expense of $31.0 million, or 10% of revenue, for the fiscal year ended April 30, 2012. R&D expense increased primarily due to higher investments in various technology development initiatives.

Interest Income. Interest income for the fiscal year ended April 30, 2013 was $0.7 million, as compared to $0.5 million for the fiscal year ended April 30, 2012.

Other Income. Other income for the fiscal year ended April 30, 2013 was $6.2 million, as compared to $0 the fiscal year ended April 30, 2012. The increase is primarily due to a $6.2 million change in fair value of the conversion feature of our investment in convertible bonds.

Income Tax Expense. Our effective income tax expense rate was 3.2% for the fiscal year ended April 30, 2013, as compared to an effective income expense tax rate of 30.1% for the fiscal year ended April 30, 2012. The decrease in the effective income tax expense rate was primarily due to higher federal R&D tax credits and lower taxable income.

Fiscal Year Ended April 30, 2012 Compared to Fiscal Year Ended April 30, 2011

Revenue. Revenue for the fiscal year ended April 30, 2012 was $325.0 million, as compared to $292.5 million for the fiscal year ended April 30, 2011, representing an increase of $32.5 million, or 11%. UAS revenue increased $24.0 million, or 10%, to $273.7 million for the fiscal year ended April 30, 2012, primarily due to an increase in product deliveries of $33.9 million, partially offset by decreased customer-funded R&D work of $5.9 million and lower service revenue of $4.1 million. The increase in product deliveries was primarily due to increased deliveries of our digital Puma AE systems. The decrease in service revenue was primarily due to a decrease in DDL retrofits. The decrease in customer-funded R&D was primarily due to decreased activity on the Global Observer program. EES revenue increased $8.5 million, or 20%, to $51.3 million for the fiscal year ended April 30, 2012, primarily due to increased product deliveries of our electric vehicle charging systems and power cycling and test systems.

Cost of Sales. Cost of sales for the fiscal year ended April 30, 2012 was $195.7 million, as compared to $175.4 million for the fiscal year ended April 30, 2011, representing an increase of $20.3 million, or 12%. As a percentage of revenue, cost of sales remained at 60%. UAS cost of sales increased $7.4 million, or 5%, to $157.7 million for the fiscal year ended April 30, 2012, primarily due to an increase in sales volume. As a percentage of revenue, cost of sales for UAS decreased from 60% to 58%. EES cost of sales increased $12.9 million, or 51%, to $38.0 million for the fiscal year ended April 30, 2012. As a percentage of revenue, cost of sales for EES increased from 59% to 74%, primarily due to an increase in sales of new products in low-rate production and with an associated higher cost of sales, and higher manufacturing and engineering overhead support costs.

Gross Margin. Gross margin for the fiscal year ended April 30, 2012 was $129.3 million, as compared to $117.2 million for the fiscal year ended April 30, 2011, representing an increase of $12.1 million, or 10%. As a percentage of revenue, gross margin remained at 40%. UAS gross margin increased $16.6 million, or 17%, to $116.1 million for the fiscal year ended April 30, 2012, primarily due to an increase in sales volume. As a percentage of revenue, gross margin for UAS increased from 40% to 42%, primarily due to a higher amount of fixed-price contract revenue compared to cost-reimbursable contract revenue. EES gross margin decreased $4.4 million, or 25%, to $13.3 million for the fiscal year ended April 30, 2012. As a percentage of revenue, EES gross margin decreased from 41% to 26%, primarily due to an increase in sales of new products in low-rate production and with an associated higher cost of sales, and higher manufacturing and engineering support overhead costs.

Selling, General and Administrative. SG&A expense for the fiscal year ended April 30, 2012 was $55.3 million, or 17% of revenue, compared to SG&A expense of $47.4 million, or 16% of revenue, for the fiscal year ended April 30, 2011. SG&A expense increased primarily due to higher bid and proposal costs, selling and marketing expenses and administrative costs.

Research and Development. R&D expense for the fiscal year ended April 30, 2012 was $31.0 million, or 10% of revenue, compared to R&D expense of $35.8 million, or 12% of revenue, for the fiscal year ended April 30, 2011. R&D expense decreased primarily due to lower investments in various technology development initiatives.

Interest Income. Interest income for the fiscal year ended April 30, 2012 was $0.5 million, as compared to interest income of $0.3 million for the fiscal year ended April 30, 2011, representing an increase of $0.2 million. Interest income increased primarily due to higher average cash and short-term investment balances.

Income Tax Expense. Our effective income tax rate was 30.1% for the fiscal year ended April 30, 2012, as compared to 24.3% for the fiscal year ended April 30, 2011. The increase was caused primarily by lower R&D tax credits in the fiscal year ended April 30, 2012.

Liquidity and Capital Resources

We currently have no material cash commitments, except for normal recurring trade payables, accrued expenses and ongoing research and development costs, all of which we anticipate funding through our existing working capital and funds provided by operating activities. The majority of our purchase obligations are pursuant to funded contractual arrangements with our customers. In addition, we do not currently anticipate significant investment in property, plant and equipment, and we believe that our existing cash, cash equivalents, cash provided by operating activities and other financing sources will be sufficient to meet our anticipated working capital, capital expenditure and debt service requirements, if any, during the next twelve months. There can be no assurance, however, that our business will continue to generate cash flow at current levels. If we are unable to generate sufficient cash flow from operations, then we may be required to sell assets, reduce capital expenditures or obtain additional financing. The current challenging economic environment continues to create volatility and disruption in the capital markets, diminished liquidity and credit availability, and increased counterparty risk. Nevertheless, we anticipate that existing sources of liquidity and cash flows from operations will be sufficient to satisfy our cash needs for the foreseeable future.

Our primary liquidity needs are for financing working capital, investing in capital expenditures, supporting product development efforts, introducing new products and enhancing existing products, and marketing acceptance and adoption of our products and services. Our future capital requirements, to a certain extent, are also subject to general conditions in or affecting the defense and electric vehicle industries and are subject to general economic, political, financial, competitive, legislative and regulatory factors that are beyond our control. Moreover, to the extent that existing cash, cash equivalents, cash from operations, and cash from short-term borrowing are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Although we are currently not a party to any agreement or letter of intent with respect to potential investment in, or acquisitions of, businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing.

Our working capital requirements vary by contract type. On cost-plus-fee programs, we typically bill our incurred costs and fees monthly as work progresses, and therefore working capital investment is minimal. On fixed-price contracts, we typically are paid as we deliver products, and working capital is needed to fund labor and expenses incurred during the lead time from contract award until contract deliveries begin.

Cash Flows

The following table provides our cash flow data as of:

	Fiscal Year Ended April 30,		
	2013	2012	2011
		(In thousands)	
Net cash provided by operating activities	$ 24,007	$ 18,754	$33,486
Net cash used in investing activities	$(13,107)	$(17,329)	$ (933)
Net cash provided by financing activities	$ 212	$ 754	$ 823

Cash Provided by Operating Activities. Net cash provided by operating activities for the fiscal year ended April 30, 2013 increased by $5.2 million to $24.0 million, compared to net cash provided by operating activities of $18.8 million for the fiscal year ended April 30, 2012. This increase in net cash provided by operating activities was primarily due to lower working capital needs of $22.0 million, lower deferred income taxes of $6.4 million, higher depreciation expense of $2.0 million, partially offset by lower income of $20.0 million.

Net cash provided by operating activities for the fiscal year ended April 30, 2012 decreased by $14.7 million to $18.8 million, compared to net cash provided by operating activities of $33.5 million for the fiscal year ended April 30, 2011. This decrease in net cash provided by operating activities was primarily due to higher working capital needs of $15.9 million, no impairment of long-lived assets of $2.0 million, and lower depreciation expense of $1.6 million, partially offset by higher income of $4.5 million.

Cash Used in Investing Activities. Net cash used in investing activities decreased by $4.2 million to $13.1 million for the fiscal year ended April 30, 2013, compared to net cash used in investing activities of $17.3 million for the fiscal year ended April 30, 2012. The decrease in net cash used in investing activities was primarily due to lower capital expenditures of $3.2 million and net redemption of U.S. government securities and municipal bonds of $5.0 million, partially offset by the purchase of convertible bonds of $3.0 million. During the fiscal years ended April 30, 2013, 2012 and 2011, we used cash to purchase property and equipment totaling $11.8 million, $15.0 million, and $10.2 million, respectively.

Net cash used in investing activities increased by $16.4 million to $17.3 million for the fiscal year ended April 30, 2012, compared to net cash used in investing activities of $0.9 million for the fiscal year ended April 30, 2011. The increase in net cash used in investing activities was primarily due to net purchases of U.S. Treasury bills and municipal bonds of $11.5 million and higher capital expenditures of $4.8 million. During the fiscal years ended April 30, 2012, 2011 and 2010, we used cash to purchase property and equipment totaling $15.0 million, $10.2 million and $10.8 million, respectively.

Cash Provided by Financing Activities. Net cash provided by financing activities decreased by $0.6 million to $0.2 million for the fiscal year ended April 30, 2013, compared to net cash provided by financing activities of $0.8 million for the fiscal year ended April 30, 2012. The decrease was primarily due to lower exercises of stock options of $0.4 million and lower excess tax benefits from stock-based compensation of $0.2 million.

Net cash provided by financing activities remained at $0.8 million for the fiscal years ended April 30, 2012 and 2011.

Contractual Obligations

The following table describes our commitments to settle contractual obligations as of April 30, 2013:

	Payments Due By Period				
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
			(In thousands)		
Operating lease obligations	$10,188	$ 4,324	$4,871	$993	$—
Purchase obligations(1)	22,829	22,829	—	—	—
Total	$33,017	$27,153	$4,871	$993	$—

(1) Consists of all cancelable and non-cancelable purchase orders as of April 30, 2013.

Off-Balance Sheet Arrangements

As of April 30, 2013, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of the SEC's Regulation S-K.

Inflation

Our operations have not been, and we do not expect them to be, materially affected by inflation. Historically, we have been successful in adjusting prices to our customers to reflect changes in our material and labor costs.

New Accounting Standards

On May 1, 2012, we adopted changes in accordance with guidance issued by the Financial Accounting Standards Board ("FASB"), which requires companies to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income, or in two separate but consecutive statements. We elected to adopt the two-statement option. The new guidance eliminated the option to present the components of other comprehensive income as part of the statement of equity. Other than the change in presentation, the adoption of these changes had no material impact on our consolidated financial statements. The new guidance also required entities to present reclassification adjustments from accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented, which was indefinitely deferred in December of 2011. In February of 2013, the FASB issued guidance related to the reclassification adjustments and related adoption date, we will adopt the guidance regarding reclassification adjustments on May 1, 2013. Other than the change in presentation, the adoption of these changes will have no material impact on our consolidated financial statements.

On May 1, 2012, we adopted changes in accordance with guidance issued by the FASB to provide a consistent definition of fair value and to ensure that the fair value measurement and disclosure requirements are similar between U.S. generally accepted accounting principles and International Financial Reporting Standards. The new guidance changed certain fair value measurement principles and enhanced the disclosure requirements, particularly for Level 3 fair value measurements. The adoption of these changes did not have a material impact on our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

It is our policy not to enter into interest rate derivative financial instruments. We do not currently have any significant interest rate exposure.

Foreign Currency Exchange Rate Risk

Since a significant part of our sales and expenses are denominated in U.S. dollars, we have not experienced significant foreign exchange gains or losses to date, and do not expect to incur significant foreign exchange gains or losses in the future. We occasionally engage in forward contracts in foreign currencies to limit our exposure on non-U.S. dollar transactions.

Item 8. Financial Statements and Supplementary Data.

AeroVironment, Inc.

Audited Consolidated Financial Statements

Index to Consolidated Financial Statements and Supplementary Data

All other schedules are omitted because they are not applicable, not required or the information required is included in the Consolidated Financial Statements, including the notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
AeroVironment, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of AeroVironment, Inc. and subsidiaries as of April 30, 2013 and 2012, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended April 30, 2013. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AeroVironment, Inc. and subsidiaries at April 30, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 30, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AeroVironment, Inc.'s internal controls over financial reporting as of April 30, 2013, based upon criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 25, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Los Angeles, California
June 25, 2013

AEROVIRONMENT, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands except share data)

	April 30, 2013	April 30, 2012
Assets		
Current assets:		
Cash and cash equivalents	$ 75,332	$ 64,220
Short-term investments	73,241	77,152
Accounts receivable, net of allowance for doubtful accounts of $936 at April 30, 2013 and $921 at April 30, 2012	19,770	56,417
Unbilled receivables and retentions	11,304	27,034
Inventories, net	62,561	43,539
Income tax receivable	11,777	—
Deferred income taxes	5,166	7,886
Prepaid expenses and other current assets	4,303	4,030
Total current assets	263,454	280,278
Long-term investments	68,916	58,457
Property and equipment, net	24,429	23,515
Deferred income taxes	5,606	6,700
Other assets	1,060	201
Total assets	$363,465	$369,151
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 16,144	$ 20,213
Wages and related accruals	12,116	19,076
Income taxes payable	—	8,788
Customer advances	7,519	5,124
Other current liabilities	6,408	9,898
Total current liabilities	42,187	63,099
Wages and related accruals	—	1,203
Deferred rent	771	1,019
Liability for uncertain tax positions	5,321	4,632
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.0001 par value:		
Authorized shares—10,000,000; none issued or outstanding	—	—
Common stock, $0.0001 par value:		
Authorized shares—100,000,000		
Issued and outstanding shares—22,614,315 shares at April 30, 2013 and 22,243,903 at April 30, 2012	2	2
Additional paid-in capital	130,527	124,954
Accumulated other comprehensive loss	(705)	(694)
Retained earnings	185,362	174,936
Total stockholders' equity	315,186	299,198
Total liabilities and stockholders' equity	$363,465	$369,151

See accompanying notes to consolidated financial statements.

AEROVIRONMENT, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except share and per share data)

	Year Ended April 30,		
	2013	2012	2011
Revenue:			
Product sales	$ 139,813	$ 179,537	$ 137,724
Contract services	100,339	145,471	154,779
	240,152	325,008	292,503
Cost of sales:			
Product sales	85,643	104,347	74,843
Contract services	61,973	91,328	100,509
	147,616	195,675	175,352
Gross margin	92,536	129,333	117,151
Selling, general and administrative	51,520	55,280	47,431
Research and development	37,214	30,977	35,769
Income from operations	3,802	43,076	33,951
Other income:			
Interest income	726	462	277
Other income	6,245	—	—
Income before income taxes	10,773	43,538	34,228
Provision for income taxes	347	13,087	8,319
Net income	$ 10,426	$ 30,451	$ 25,909
Earnings per share data:			
Basic	$ 0.47	$ 1.40	$ 1.20
Diluted	$ 0.47	$ 1.36	$ 1.17
Weighted average shares outstanding:			
Basic	22,069,842	21,783,496	21,591,333
Diluted	22,390,420	22,315,474	22,081,266

See accompanying notes to consolidated financial statements.

AEROVIRONMENT, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended April 30,		
	2013	2012	2011
Net income	$10,426	$30,451	$25,909
Other comprehensive (loss) income:			
Unrealized (loss) gain on investments, net tax	(11)	90	(24)
Total comprehensive income	$10,415	$30,541	$25,885

See accompanying notes to consolidated financial statements.

AEROVIRONMENT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands except share data)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
	Shares	Amount				
Balance at April 30, 2010	21,732,413	$ 2	$115,602	$118,576	$(760)	$233,420
Net income	—	—	—	25,909	—	25,909
Unrealized loss on investments	—	—	—	—	(24)	(24)
Stock options exercised	120,561	—	619	—	—	619
Restricted stock awards	98,910	—	—	—	—	—
Restricted stock awards forfeited	(2,000)	—	—	—	—	—
Tax benefit from stock-based compensation	—	—	1,238	—	—	1,238
Stock-based compensation	—	—	2,306	—	—	2,306
Balance at April 30, 2011	21,949,884	2	119,765	144,485	(784)	263,468
Net income	—	—	—	30,451	—	30,451
Unrealized gain on investments	—	—	—	—	90	90
Stock options exercised	141,536	—	565	—	—	565
Restricted stock awards	157,400	—	—	—	—	—
Restricted stock awards forfeited	(4,917)	—	—	—	—	—
Tax benefit from stock-based compensation	—	—	1,428	—	—	1,428
Stock-based compensation	—	—	3,196	—	—	3,196
Balance at April 30, 2012	22,243,903	2	124,954	174,936	(694)	299,198
Net income	—	—	—	10,426	—	10,426
Unrealized loss on investments	—	—	—	—	(11)	(11)
Stock options exercised	208,338	—	289	—	—	289
Restricted stock awards	163,886	—	—	—	—	—
Restricted stock awards forfeited	(12,767)	—	—	—	—	—
Restricted stock units vested	14,926	—	—	—	—	—
Tax withholding payment related to net share settlement of equity awards	(3,971)	—	(77)	—	—	(77)
Reclassification from share-based liability compensation to equity	—	—	401	—	—	401
Tax benefit from stock-based compensation	—	—	1,490	—	—	1,490
Stock-based compensation	—	—	3,470	—	—	3,470
Balance at April 30, 2013	22,614,315	$ 2	$130,527	$185,362	$(705)	$315,186

See accompanying notes to consolidated financial statements.

AEROVIRONMENT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended April 30,		
	2013	2012	2011
Operating activities			
Net income	$ 10,426	$ 30,451	$ 25,909
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	10,937	8,973	10,599
Impairment of long-lived assets	—	—	2,043
Provision for doubtful accounts	462	291	(105)
Deferred income taxes	3,851	(2,579)	(1,343)
Change in fair value of conversion feature of convertible bonds	(6,173)	—	—
Stock-based compensation	3,470	3,196	2,306
Tax benefit from exercise of stock options	1,606	1,239	1,034
Excess tax benefit from stock-based compensation	—	(189)	(204)
Loss (gain) on disposition of property and equipment	18	(11)	(51)
Changes in operating assets and liabilities:			
Accounts receivable	36,185	(12,332)	(5,626)
Unbilled receivables and retentions	15,730	(5,068)	(3,256)
Inventories	(19,022)	(5,402)	(17,209)
Income tax receivable	(11,777)	—	—
Prepaid expenses and other assets	(317)	(1,678)	(543)
Accounts payable	(4,069)	(10,921)	10,929
Other liabilities	(17,320)	12,784	9,003
Net cash provided by operating activities	24,007	18,754	33,486
Investing activities			
Acquisition of property and equipment	(11,834)	(14,992)	(10,173)
Net redemptions (purchases) of held-to-maturity investments	2,014	(2,575)	8,931
Acquisition of intangible assets	(850)	—	—
Purchases of available-for-sale investments	(3,037)	—	—
Sales of available-for-sale investments	600	225	200
Proceeds from sale of property and equipment	—	13	109
Net cash used in investing activities	(13,107)	(17,329)	(933)
Financing activities			
Excess tax benefit from stock-based compensation	—	189	204
Tax withholding payment related to net settlement of equity awards	(77)	—	—
Exercise of stock options	289	565	619
Net cash provided by financing activities	212	754	823
Net increase in cash and cash equivalents	11,112	2,179	33,376
Cash and cash equivalents at beginning of year	64,220	62,041	28,665
Cash and cash equivalents at end of year	$ 75,332	$ 64,220	$ 62,041
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Income taxes	$ 15,262	$ 13,104	$ 9,873
Non-cash activities			
Unrealized (loss) gain on long-term investments recorded in accumulated other comprehensive loss, net of deferred taxes of $37, $56 and $16, respectively	$ (11)	$ 90	$ (24)
Reclassification from share-based liability compensation to equity	$ 401	$ —	$ —

See accompanying notes to consolidated financial statements.

AEROVIRONMENT, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Significant Accounting Policies

Organization

AeroVironment, Inc., a Delaware corporation, is engaged in the design, development, production, support and operation of unmanned aircraft systems and efficient energy systems for various industries and governmental agencies.

Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of AeroVironment, Inc. and its wholly-owned subsidiaries: AV S.r.l., Skytower, LLC, AV GmbH, AV Massachusetts, LLC, AV Rhode Island, LLC, Skytower Inc., AILC, Inc. and Regenerative Fuel Cell Systems, LLC (collectively referred to herein as the "Company"). All intercompany balances and transactions have been eliminated in consolidation.

Segments

The Company's products are sold and divided among two reportable segments to reflect the Company's strategic goals. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources and in assessing performance. The Company's CODM is the Chief Executive Officer, who reviews the revenue and gross margin results for each of these segments in order to make resource allocation decisions, including the focus of research and development, or R&D, activities, and assessing performance. The Company's reportable segments are business units that offer different products and services and are managed separately.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates made by management include, but are not limited to, valuation of: inventory, deferred tax assets and liabilities, useful lives of property, plant and equipment, medical and dental liabilities, and estimates of anticipated contract costs and revenue utilized in the revenue recognition process. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The Company's cash equivalents are comprised of money market funds, certificates of deposit of major financial institutions, and U.S. Treasury bills.

Investments

The Company's investments are accounted for as held-to-maturity and available-for-sale and reported at amortized cost and fair value, respectively.

Unrealized gains and losses are excluded from earnings and reported as a separate component of stockholders' equity, net of deferred income taxes for available-for-sale investments. The convertible bonds in which the Company has invested, which are classified as available-for-sale, contain an embedded conversion feature which is bifurcated from the bond. The changes in the fair value of the embedded conversion feature are recorded in other income in the income statement.

Gains and losses realized on the disposition of investment securities are determined on the specific identification basis and credited or charged to income. Premium and discount on investments are amortized and accreted using the interest method and charged or credited to investment income.

Management determines the appropriate classification of securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. On a quarterly basis, the Company considers available quantitative and qualitative evidence in evaluating potential impairment of our investments. If the cost of an investment exceeds its fair value, the Company evaluates, among other factors, general market conditions, the duration and extent to which the fair value is less than cost, and our intent and ability to hold the investment to maturity. The Company also considers potential adverse conditions related to the financial health of the issuer based on rating agency actions. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded in earnings and a new cost basis in the investment is established.

Fair Values of Financial Instruments

Fair values of cash and cash equivalents, accounts receivable, unbilled receivables, retentions and accounts payable approximate cost due to the short period of time to maturity.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash, cash equivalents, municipal bonds, U.S. government securities and accounts receivable. The Company currently invests the majority of its cash in municipal bonds and U.S. government securities. The Company's revenue and accounts receivable are with a limited number of corporations and governmental entities. In the aggregate, 70%, 83% and 83% of the Company's revenue came from agencies of the U.S. government for the years ended April 30, 2013, 2012 and 2011, respectively. These agencies accounted for 39% and 82% of the accounts receivable balances at April 30, 2013 and 2012, respectively. One such agency, the U.S. Army, accounted for 43%, 42% and 48% of the Company's consolidated revenue for the years ended April 30, 2013, 2012 and 2011, respectively. The U.S. Army accounted for approximately 53%, 49% and 56% of UAS reportable segment sales for the years ended April 30, 2013, 2012 and 2011, respectively. The Company performs ongoing credit evaluations of its commercial customers and maintains an allowance for potential losses.

Accounts Receivable, Unbilled Receivables and Retentions

Accounts receivable represents primarily U.S. government, and to a lesser extent commercial receivables, net of allowances for doubtful accounts. Unbilled receivables represent costs in excess of billings on incomplete contracts and, where applicable, accrued profit related to government long-term contracts on which revenue has been recognized, but for which the customer has not yet been billed.

Retentions represent amounts withheld by customers until contract completion. The Company determines the allowance for doubtful accounts based on historical customer experience and other currently available evidence. When a specific account is deemed uncollectible, the account is written off against the allowance. The allowance for doubtful accounts reflects the Company's best estimate of probable losses inherent in the accounts receivable balance; such losses have historically been within management's expectations. An account is deemed past due based on contractual terms rather than on how recently payments have been received.

Inventories

Inventories are stated at the lower of cost (using the weighted average costing method) or market value. Inventory write-offs and write-down provisions are provided to cover risks arising from slow-moving items or technological obsolescence and for market prices lower than cost. The Company periodically evaluates the quantities on hand relative to current and historical selling prices and historical and projected sales volume. Based on this evaluation, provisions are made to write inventory down to its market value.

Long-Lived Assets

Property and equipment are carried at cost. Depreciation of property and equipment, including amortization of leasehold improvements, are provided using the straight-line method over the following estimated useful lives:

Machinery and equipment	2 to 7 years
Computer equipment and software	2 to 5 years
Furniture and fixtures	3 to 7 years
Leasehold improvements	Lesser of useful life or term of lease

Maintenance, repairs and minor renewals are charged directly to expense as incurred. Additions and betterments to property and equipment are capitalized at cost. When the Company disposes of assets, the applicable costs and accumulated depreciation and amortization thereon are removed from the accounts and any resulting gain or loss is included in selling, general and administrative expense in the period incurred.

The Company reviews the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance, and may differ from actual cash flows. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made. At April 30, 2013, no indicators of impairment were identified and no impairment charge was recorded.

Product Warranty

The Company accrues an estimate of its exposure to warranty claims based upon both current and historical product sales data and warranty costs incurred. Product warranty reserves are recorded in other current liabilities.

Self-Insurance Liability

The Company is self-insured for employee medical claims, subject to individual and aggregate stop-loss policies. The Company estimates a liability for claims filed and incurred but not reported based upon recent claims experience and an analysis of the average period of time between the occurrence of a claim and the time it is reported to and paid by the Company. As of April 30, 2013 and 2012, the Company estimated and recorded a self-insurance liability in wages and related accruals of approximately $1,543,000 and $1,448,000, respectively.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and income tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The provision for income taxes reflects the taxes to be paid for the period and the change during the period in the deferred income tax assets and liabilities. The Company records a valuation allowance to reduce the deferred tax assets to the amount of future tax benefit that is more likely than not to be realized. For uncertain tax positions, the Company determines whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. For those tax positions where it is "not more likely than not" that a tax benefit will be sustained, no tax benefit is recognized. Where applicable, associated interest and penalties are also recorded.

Customer Advances and Amounts in Excess of Cost Incurred

The Company receives advances, performance-based payments and progress payments from customers that may exceed costs incurred on certain contracts, including contracts with agencies of the U.S. government. These advances are classified as advances from customers and will be offset against billings.

Revenue Recognition

The substantial majority of the Company's revenue is generated pursuant to written contractual arrangements to design, develop, manufacture and/or modify complex products, and to provide related engineering, technical and other services according to the specifications of the buyers (customers). These contracts may be fixed-price or cost-reimbursable. The Company considers all contracts for treatment in accordance with authoritative guidance for contracts with multiple deliverables.

Revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables have value to the customer on a stand-alone basis; there is objective and reliable evidence of the fair value of the undelivered item(s); and, if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. The Company occasionally enters into arrangements that consist of installation and repair contracts associated with hardware sold by the Company. Such arrangements consist of separate contractual arrangements and are divided into separate units of accounting where the delivered item has value to the customer on a stand-alone basis and there is objective and reasonable evidence of the fair value of the installation contract. Consideration is allocated among the separate units of accounting based on their relative fair values.

Product sales revenue is composed of revenue recognized on contracts for the delivery of production hardware and related activities. Contract services revenue is composed of revenue recognized on contracts for the provision of services, including repairs, training, engineering design, development and prototyping activities.

Revenue from cost-plus-fee contracts are recognized on the basis of costs incurred during the period plus the fee earned. Revenue from fixed-price contracts are recognized on the percentage-of-completion method. Contract costs include all direct material and labor costs and those indirect costs related to contract performance. Unbilled receivables represent costs incurred and related profit on contracts not yet billed to customers, and are invoiced in subsequent periods.

Product sales revenue is recognized on the percentage-of-completion method or upon transfer of title to the customer, which is generally upon shipment. Shipping and handling costs incurred are included in cost of sales.

Revenue and profits on fixed-price production contracts, where units are produced and delivered in a continuous or sequential process, are recorded as units are delivered based on their selling prices (the "units-of-delivery method"). Revenue and profits on other fixed-price contracts with significant engineering as well as production requirements are recorded based on the ratio of total actual incurred costs to date to the total estimated costs for each contract (the "cost-to-cost method"). Accounting for revenue and profits on a fixed-price contract requires the preparation of estimates of (1) the total contract revenue, (2) the total costs at completion, which is equal to the sum of the actual incurred costs to date on the contract and the estimated costs to complete the contract's statement of work and (3) the measurement of progress towards completion. The estimated profit or loss at completion on a contract is equal to the difference between the total estimated contract revenue and the total estimated cost at completion. Under the units-of-delivery method, sales on a fixed-price type contract are recorded as the units are delivered during the period based on their contractual selling prices. Under the cost-to-cost method, sales on a fixed-price type contract are recorded at amounts equal to the ratio of actual cumulative costs incurred divided by total estimated costs at completion, multiplied by (i) the total estimated contract revenue, less (ii) the cumulative sales recognized in prior periods. The profit recorded on a contract in any period using either the units-of-delivery method or cost-to-cost method is equal to (i) the current estimated total profit margin multiplied by the cumulative sales recognized, less (ii) the amount of cumulative profit previously recorded for the contract. In the case of a contract for which the total estimated costs exceed the total estimated revenue, a loss arises, and a provision for the entire loss is recorded in the period that it becomes evident. The unrecoverable costs on a loss contract that are expected to be incurred in future periods are recorded in the program cost.

Significant management judgments and estimates must be made and used in connection with the recognition of revenue in any accounting period. Material differences in the amount of revenue in any given period may result if these judgments or estimates prove to be incorrect or if management's estimates change on the basis of development of the business, market conditions or other factors. Management judgments and estimates have been applied consistently and have been reliable historically. The Company believes that there are two key factors which impact the reliability of management's estimates. The first of those key factors is that the terms of the Company's contracts are typically less than six months. The short-term nature of such contracts reduces the risk that material changes in accounting estimates will occur on the basis of market conditions or other factors. The second key factor is that the Company has hundreds of contracts in any given accounting period, which reduces the risk that any one change in an accounting estimate on one or several contracts would have a material impact on the Company's consolidated financial statements or its two reporting segments' measures of profit.

For the years ended April 30, 2013, 2012 and 2011, changes in accounting estimates on fixed-price contracts recognized using the percentage of completion method of accounting were not material to the Company's consolidated financial statements or its two reporting segments' measure of profit.

Stock-Based Compensation

Stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period of the respective award. No compensation cost is ultimately recognized for awards for which employees do not render the requisite service and are forfeited.

Long-Term Incentive Awards

For long-term incentive awards, a target payout is established at the beginning of each performance period. The actual payout at the end of the performance period is calculated based upon the Company's achievement of revenue and operating profit growth targets. Payouts are made in cash and restricted stock units. Upon vesting of the restricted stock units, the Company has the discretion to settle the restricted stock units in cash or stock.

The cash component of the award is accounted for as a liability. The equity component is accounted for as a stock-based liability, as the restricted stock units may be settled in cash or stock. At each reporting period, the Company reassesses the probability of achieving the performance targets. The estimation of whether the performance targets will be achieved requires judgment, and, to the extent actual results or updated estimates differ from the Company's current estimates, the cumulative effect on current and prior periods of those changes will be recorded in the period estimates are revised.

Research and Development

Internally funded research and development costs, or IRAD, sponsored by the Company relate to both U.S. government products and services and those for commercial and foreign customers. IRAD costs for the Company are recoverable and allocable under government contracts in accordance with U.S. government procurement regulations.

Customer-funded research and development costs are incurred pursuant to contracts (revenue arrangements) to perform research and development activities according to customer specifications. These costs are direct contract costs and are expensed to cost of sales when the corresponding revenue is recognized, which is generally as the research and development services are performed. Revenue from customer-funded research and development was approximately $37,317,000, $27,852,000 and $33,952,000 for the years ended April 30, 2013, 2012 and 2011, respectively. The related cost of sales for customer-funded research and development totaled approximately $26,496,000, $22,703,000 and $33,003,000 for the years ended April 30, 2013, 2012 and 2011, respectively.

Lease Accounting

The Company accounts for its leases and subsequent amendments as operating leases or capital leases for financial reporting purposes. Certain operating leases contain rent escalation clauses, which are recorded on a straight-line basis over the initial term of the lease with the difference between the rent paid and the straight-line rent recorded as a deferred rent liability. Lease incentives received from landlords are recorded as deferred rent liabilities and are amortized on a straight-line basis over the lease term as a reduction to rent expense. Deferred rent liabilities were approximately $771,000 and $1,019,000 as of April 30, 2013 and 2012, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses included in selling, general and administrative expenses were approximately $238,000, $924,000 and $979,000 for the years ended April 30, 2013, 2012 and 2011, respectively.

Earnings Per Share

Basic earnings per share are computed using the weighted-average number of common shares outstanding and excludes any anti-dilutive effects of options, restricted stock and restricted stock units. The dilutive effect of potential common shares outstanding is included in diluted earnings per share.

The reconciliation of diluted to basic shares is as follows:

	Year Ended April 30,		
	2013	2012	2011
Numerator for basic earnings per share:			
Net income	$10,426,000	$30,451,000	$25,909,000
Denominator for basic earnings per share:			
Weighted average common shares	22,069,842	21,783,496	21,591,333
Dilutive effect of employee stock options, restricted stock and restricted stock units	320,578	531,978	489,933
Denominator for diluted earnings per share	22,390,420	22,315,474	22,081,266

During the years ended April 30, 2013, 2012 and 2011, certain options, shares of restricted stock and restricted stock units were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive. The number of options, restricted stock and restricted stock units which met this anti-dilutive criterion was approximately 191,000, 58,000 and 36,000 for the years ended April 30, 2013, 2012 and 2011, respectively.

Recently Issued Accounting Standards

On May 1, 2012, the Company adopted changes in accordance with guidance issued by the Financial Accounting Standards Board ("FASB"), which requires companies to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income, or in two separate but consecutive statements. The Company elected to adopt the two-statement option. The new guidance eliminated the option to present the components of other comprehensive income as part of the statement of equity. Other than the change in presentation, the adoption of these changes had no material impact on the Company's consolidated financial statements.

The new guidance also required entities to present reclassification adjustments from accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented, which was indefinitely deferred in December of 2011. In February of 2013, the FASB issued guidance related to the reclassification adjustments and related adoption date, the Company adopted the guidance regarding reclassification adjustments on May 1, 2013. Other than the change in presentation, the adoption of these changes will have no material impact on the Company's consolidated financial statements.

On May 1, 2012, the Company adopted changes in accordance with guidance issued by the FASB to provide a consistent definition of fair value and to ensure that the fair value measurement and disclosure requirements are similar between U.S. generally accepted accounting principles and International Financial Reporting Standards. The new guidance changed certain fair value measurement principles and enhanced the disclosure requirements, particularly for Level 3 fair value measurements. The adoption of these changes did not have a material impact on the Company's consolidated financial statements.

2. Investments

Investments consist of the following:

	April 30, 2013	April 30, 2012
	(In thousands)	
Short-term investments:		
Held-to-maturity securities:		
Municipal securities	$73,241	$49,263
U.S. government securities	—	27,889
Total short-term investments	$73,241	$77,152
Long-term investments:		
Held-to-maturity securities:		
Municipal securities	$54,158	$52,261
Available-for-sale securities:		
Auction rate securities	5,687	6,196
Convertible bonds	9,071	—
Total long-term investments	$68,916	$58,457

Held-To-Maturity Securities

As of April 30, 2013 the balance of held-to-maturity securities consisted of state and local government municipal securities. As of April 30, 2012 the balance of held-to-maturity securities consisted of state and local government municipal securities and U.S. Treasury bills and notes. Interest earned from these investments is recorded in interest income.

The amortized cost, gross unrealized losses, and estimated fair value of the held-to-maturity investments as of April 30, are as follows (in thousands):

	2013				2012			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Municipal securities	$127,399	$49	$(23)	$127,425	$101,524	$48	$(24)	$101,548
U.S. government securities	—	—	—	—	27,889	—	(1)	27,888
Total held-to-maturity investments	$127,399	$49	$(23)	$127,425	$129,413	$48	$(25)	$129,436

The amortized cost and fair value of the Company's held-to-maturity securities by contractual maturity at April 30, 2013, are as follows:

	Cost	Fair Value
Due within one year	$ 73,241	$ 73,258
Due after one year through five years	54,158	54,167
Total	$127,399	$127,425

Available-For-Sale Securities

Auction Rate Securities

As of April 30, 2013 and 2012, the entire balance of available-for-sale auction rate securities consisted of three and four investment grade auction rate municipal bonds, respectively, with maturities ranging from 6 to 21 years. These investments have characteristics similar to short-term investments, because at pre-determined intervals, generally ranging from 30 to 35 days, there is a new auction process at which the interest rates for these securities are reset to current interest rates. At the end of such period, the Company chooses to roll-over its holdings or redeem the investments for cash. A market maker facilitates the redemption of the securities and the underlying issuers are not required to redeem the investment within 365 days. Interest earned from these investments is recorded in interest income.

During the fourth quarter of the fiscal year ended April 30, 2008, the Company began experiencing failed auctions on some of its auction rate securities. A failed auction occurs when a buyer for the securities cannot be obtained and the market maker does not buy the security for its own account. The Company continues to earn interest on the investments that failed to settle at auction, at the maximum contractual rate until the next auction occurs. In the event the Company needs to access funds invested in these auction rate securities, the Company may not be able to liquidate these securities at the fair value recorded on April 30, 2013 until a future auction of these securities is successful or a buyer is found outside of the auction process.

As a result of the failed auctions, the fair values of these securities are estimated utilizing a discounted cash flow analysis as of April 30, 2013 and 2012. The analysis considers, among other items, the collateralization underlying the security investments, the creditworthiness of the counterparty, the timing of expected future cash flows, and the expectation of the next time the security is expected to have a successful auction.

Based on the Company's ability to access its cash and cash equivalents, expected operating cash flows, and other sources of cash, the Company does not anticipate the current lack of liquidity on these investments will affect its ability to operate the business in the ordinary course. The Company believes the current lack of liquidity of these investments is temporary and expects that the securities will be redeemed or refinanced at some point in the future. The Company will continue to monitor the value of its auction rate securities at each reporting period for a possible impairment if a further decline in fair value occurs. The auction rate securities have been in an unrealized loss position for more than 12 months. The Company has the ability and the intent to hold these investments until a recovery of fair value, which may be maturity and as of April 30, 2013, it did not consider these investments to be other-than-temporarily impaired.

The amortized cost, gross unrealized losses, and estimated fair value of the available-for-sale auction rate securities are as follows (in thousands):

	April 30,	
	2013	2012
Auction rate securities		
Amortized cost	$ 6,750	$ 7,350
Gross unrealized losses	(1,063)	(1,154)
Fair value	$ 5,687	$ 6,196

The amortized cost and fair value of the Company's auction rate securities by contractual maturity at April 30, 2013 are as follows (in thousands):

	Cost	Fair Value
Due after five through 10 years	$1,350	$1,256
Due after 10 years	5,400	4,431
Total	$6,750	$5,687

Convertible Bonds

As of April 30, 2013, the entire balance of available-for-sale convertible bonds consisted of two convertible bonds. The two convertible bonds were issued by CybAero AB ("CybAero"), a publicly traded company in Sweden that develops and manufactures unmanned aerial vehicles. Each bond is in the amount of 10 million Swedish Kronor ("SEK") and is convertible into 1 million CybAero shares at the conversion price of 10 SEK per share. The maturity date of each of the bonds is November 30, 2017 and each bond bears an annual interest rate of 5%.

CybAero can prepay the bonds with three months' notice to the Company and the Company may exercise its conversion rights during such three-month period. If certain conditions are satisfied after November 30, 2015, CybAero can require the Company to convert the two bonds in their entirety into CybAero shares.

The convertible bonds contain an embedded conversion feature which is bifurcated from the bond. The changes in the fair value of the embedded conversion feature are recorded in other income in the income statement. Unrealized gains and losses of the bond are excluded from earnings and reported as a separate component of stockholders' equity, net of deferred income taxes.

On May 14, 2013, CybAero effected a reverse stock split whereby every 10 shares of CybAero were converted into 1 share. All amounts discussed as of April 30, 2013 reflect this reverse stock split.

The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair value of the available-for-sale convertible bonds are as follows (in thousands):

	April 30, 2013	April 30, 2012
Convertible bonds		
Amortized cost	$3,037	$ —
Gross unrealized gains	6,173	—
Gross unrealized losses	(139)	—
Fair value	$9,071	$ —

The amortized cost and fair value of the Company's convertible bonds by contractual maturity at April 30, 2013 are as follows (in thousands):

	Cost	Fair Value
Due within five years	$3,037	$9,071
Total	$3,037	$9,071

3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy contains three levels as follows:

- Level 1—Inputs to the valuation based upon quoted prices (unadjusted) for identical assets or liabilities in active markets that are accessible as of the measurement date.
- Level 2—Inputs to the valuation include quoted prices in either markets that are not active, or in active markets for similar assets or liabilities, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data.
- Level 3—Inputs to the valuation that are unobservable inputs for the asset or liability.

The Company's financial assets measured at fair value on a recurring basis at April 30, 2013, were as follows (in thousands):

	Fair Value Measurement Using			
Description	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Auction rate securities	$—	$ —	$5,687	$ 5,687
Convertible bonds	—	6,173	2,898	9,071
Total	$—	$6,173	$8,585	$14,758

The following table provides a reconciliation between the beginning and ending balances of items measured at fair value on a recurring basis in the table above that used significant unobservable inputs (Level 3) (in thousands):

Description	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Auction Rate Securities
Balance at May 1, 2012	$6,196
Transfers to Level 3	—
Total gains (realized or unrealized)	
Included in earnings	—
Included in other comprehensive income	(48)
Purchases, issuances and settlements, net	2,437
Balance at April 30, 2013	$8,585
The amount of total gains or (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at April 30, 2013	$ —

The auction rate securities are valued using a discounted cash flow model. The analysis considers, among other items, the collateralization underlying the security investments, the creditworthiness of the counterparty, the timing of expected future cash flows, and the estimated date upon which the security is expected to have a successful auction. As of April 30, 2013, the inputs used in the Company's discounted cash flow analysis included current coupon rates ranging from 0.3% to 0.4%, estimated redemption periods of 6 to 21 years and discount rates of 7.4% to 18.9%. The discount rates were based on market rates for municipal bond securities, as adjusted for a risk premium to reflect the lack of liquidity of these investments.

The bond components of the convertible bonds are valued using a discounted cash flow model. The analysis considers, among other items, the creditworthiness of the counterparty, the timing of expected future cash flows, and the maturity of the bonds. As of April 30, 2013, the inputs used in the Company's discounted cash flow analysis included a coupon rate of 5.0%, estimated redemption period of five years and a discount rate of 6.3%.

The embedded conversion features of the convertible bonds are valued using a binomial option pricing model, which uses inputs such as CybAero's stock price, conversion price, volatility and risk-free interest rate.

4. Inventories, net

Inventories consist of the following:

	April 30, 2013	April 30, 2012
	(In thousands)	
Raw materials	$12,845	$13,969
Work in process	16,745	7,390
Finished goods	36,842	24,934
Inventories, gross	66,432	46,293
Reserve for inventory obsolescence	(3,871)	(2,754)
Inventories, net	$62,561	$43,539

5. Property and Equipment, net

Property and equipment consist of the following:

	April 30, 2013	April 30, 2012
	(In thousands)	
Leasehold improvements	$ 8,498	$ 8,471
Machinery and equipment	37,873	32,883
Furniture and fixtures	1,866	2,415
Computer equipment and software	23,432	14,894
Construction in process	7,142	9,103
Property and equipment, gross	78,811	67,766
Less accumulated depreciation and amortization	(54,382)	(44,251)
Property and equipment, net	$ 24,429	$ 23,515

6. Warranty Reserves

Warranty reserve activity is summarized as follows:

	April 30, 2013	April 30, 2012
	(In thousands)	
Beginning balance	$ 2,872	$ 1,127
Warranty expense	2,169	4,284
Warranty costs settled	(3,526)	(2,539)
Ending balance	$ 1,515	$ 2,872

7. Employee Savings Plan

The Company has an employee 401(k) savings plan covering all eligible employees. The Company expensed approximately $3,137,000, $2,629,000 and $2,401,000 in contributions to the plan for the years ended April 30, 2013, 2012 and 2011, respectively.

8. Stock-Based Compensation

For the years ended April 30, 2013, 2012 and 2011, the Company recorded stock-based compensation expense of approximately $3,470,000, $3,196,000 and $2,306,000, respectively.

On January 14, 2007, the stockholders of the Company approved the 2006 Equity Incentive Plan, or 2006 Plan, effective January 21, 2007, for officers, directors, key employees and consultants. On September 29, 2011, the stockholders of the Company approved an amendment and restatement of the 2006 Plan, or Restated 2006 Plan. Under the Restated 2006 Plan, incentive stock options, nonqualified stock options, restricted stock awards, stock appreciation right awards, performance share awards, performance stock unit awards, dividend equivalents awards, stock payment awards, deferred stock awards, restricted stock unit awards, other stock-based awards, performance bonus awards or performance-based awards may be granted at the discretion of a committee, which consists of outside directors. A maximum of 4,884,157 shares of stock may be issued pursuant to awards under the Restated 2006 Plan. The maximum number of shares of common stock with respect to one or more awards that may be granted to any one participant during any twelve month period is 2,000,000. A maximum of $5,000,000 may be paid in cash as a performance-based award during any twelve month period. The exercise price for any incentive stock option shall not be less than 100% of the fair market value on the date of grant. Vesting of awards is established at the time of grant.

The Company had an equity incentive plan, or 2002 Plan, for officers, directors and key employees. Under the 2002 Plan, incentive stock options or nonqualified stock options were granted, as determined by the administrator at the time of grant. Stock purchase rights were also granted under the 2002 Plan. Options under the 2002 Plan were granted at their fair market value (as determined by the board of directors). The options become exercisable at various times over a five-year period from the grant date. The 2002 Plan was terminated on the effective date of the 2006 Plan. Awards outstanding under the 2002 Plan remain outstanding and exercisable; no additional awards may be made under the 2002 Plan.

The Company had a 1992 nonqualified stock option plan, or 1992 Plan, for certain officers and key employees. Options under the 1992 Plan were granted at their fair market value (as determined by the board of directors) at the date of grant and became exercisable at various times over a five-year period from the grant date. The 1992 Plan expired in August 2002.

The fair value of stock options granted was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions for the years ended April 30, 2013, 2012 and 2011:

	Year Ended April 30,		
	2013	2012	2011
Expected term (in years)	6.00	5.46	5.00
Expected volatility	45.94%	26.75%	24.72%
Risk-free interest rate	0.92%	1.40%	2.08%
Expected dividend	—	—	—
Weighted average fair value at grant date	$8.44	$8.01	$6.48

The expected term of stock options represents the weighted average period the Company expects the stock options to remain outstanding, based on the Company's historical exercise and post-vesting cancellation experience and the remaining contractual life of its outstanding options.

The expected volatility is based on historical volatility for the Company's stock.

The risk free interest rate is based on the implied yield on a U.S. Treasury zero-coupon bond with a remaining term that approximates the expected term of the option.

The expected dividend yield of zero reflects that the Company has not paid any cash dividends since inception and does not anticipate paying cash dividends in the foreseeable future.

Information related to the stock option plans at April 30, 2013, 2012 and 2011, and for the years then ended is as follows:

	Restated 2006 Plan		2002 Plan		1992 Plan	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at April 30, 2010	493,210	$23.36	405,101	$ 3.10	387,000	$0.48
Options granted	72,500	24.91	—	—	—	—
Options exercised	(17,500)	22.27	(35,634)	5.67	(67,427)	0.41
Options canceled	(12,800)	27.25	(1,408)	11.79	—	—
Outstanding at April 30, 2011	535,410	23.51	368,059	2.81	319,573	0.49
Options granted	175,000	29.28	—	—	—	—
Options exercised	(18,200)	21.88	(43,073)	2.91	(80,263)	0.51
Options canceled	—	—	—	—	—	—
Outstanding at April 30, 2012	692,210	25.01	324,986	2.80	239,310	0.49
Options granted	203,000	19.07	—	—	—	—
Options exercised	(3,000)	20.75	(147,597)	1.39	(57,741)	0.38
Options canceled	—	—	—	—	—	—
Outstanding at April 30, 2013	892,210	23.67	177,389	3.98	181,569	0.52
Options exercisable at April 30, 2013	457,310	$23.72	177,389	$ 3.98	181,569	$0.52

The total intrinsic value of all options exercised during the years ended April 30, 2013, 2012 and 2011 was approximately $4,329,000, $3,610,000, and $2,904,000, respectively. The intrinsic value of all options outstanding at April 30, 2013 and 2012 was $6,369,000 and $13,561,000, respectively. The intrinsic value of all exercisable options at April 30, 2013 and 2012 was $6,149,000 and $13,308,000, respectively.

A summary of the status of the Company's non-vested stock options as of April 30, 2013 and the year then ended is as follows:

Non-vested Options	Options	Weighted Average Grant Date Fair Value
Non-vested at April 30, 2012	375,262	$7.39
Granted	203,000	8.44
Expired	—	—
Canceled	—	—
Vested	(143,362)	7.31
Non-vested at April 30, 2013	434,900	$7.91

As of April 30, 2013, there was approximately $9,629,000 of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the equity plans. That cost is expected to be recognized over an approximately five-year period or a weighted average period of approximately four years.

The weighted average fair value of options issued for the years ended April 30, 2013, 2012 and 2011 was $8.44, $8.01 and $6.48, respectively. The total fair value of shares vesting during the years ended April 30, 2013, 2012 and 2011 was $2,477,000, $1,654,000 and $1,111,000, respectively.

Proceeds from all option exercises under all stock option plans for the years ended April 30, 2013, 2012 and 2011 were approximately $289,000, $565,000 and $619,000, respectively. The tax benefit realized from stock-based compensation during the years ended April 30, 2013, 2012 and 2011 was approximately $1,490,000, $1,428,000, and $1,238,000, respectively.

The following tabulation summarizes certain information concerning outstanding and exercisable options at April 30, 2013:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	As of April 30, 2013	Weighted Average Remaining Contractual Life In Years	Weighted Average Exercise Price	As of April 30, 2013	Weighted Average Exercise Price
$ 0.37	57,415	0.89	$ 0.37	57,415	$ 0.37
0.59	124,154	6.35	0.59	124,154	0.59
0.78	53,288	1.16	0.78	53,288	0.78
2.13	82,766	2.47	2.13	82,766	2.13
11.79	41,335	3.40	11.79	41,335	11.79
18.07-24.65	620,210	6.61	21.19	373,710	22.21
25.77-32.19	272,000	7.80	29.34	83,600	30.43
$ 0.37-32.19	1,251,168	5.97	$17.52	816,268	$14.27

The remaining weighted average contractual life of exercisable options at April 30, 2013 was 4.50 years.

Information related to the Company's restricted stock awards at April 30, 2013 and for the year then ended is as follows:

	Restated 2006 Plan	
	Shares	Weighted Average Grant Date Fair Value
Unvested stock at April 30, 2012	326,787	$26.84
Stock granted	163,886	18.30
Stock vested	(94,669)	26.11
Stock canceled	(12,767)	25.53
Unvested stock at April 30, 2013	383,237	$23.32

Information related to the Company's restricted stock units at April 30, 2013 and for the year then ended is as follows:

	Restated 2006 Plan	
	Shares	Weighted Average Grant Date Fair Value
Unvested restricted stock units at April 30, 2012	—	$ —
Restricted stock units granted	30,584	24.28
Restricted stock units vested	(14,926)	24.28
Restricted stock units canceled	(732)	24.28
Unvested restricted stock units at April 30, 2013	14,926	$24.28

9. Long-Term Incentive Awards

During each of the years ended April 30, 2013, 2012 and 2011, the Company granted a three-year performance award under the Restated 2006 Plan to each of its key employees. The performance period for each three-year award is the three-year period ending April 30, 2015, 2014 and 2013, respectively. A target payout was established at the beginning of the performance period. The actual payout at the end of the performance period will be calculated based upon the Company's achievement of revenue and operating profit growth. Payouts will be made in cash and restricted stock units. Upon vesting of the restricted stock units, the Company has the discretion to settle the restricted stock units in cash or stock.

During the year ended April 30, 2011, the Company also granted a two-year performance award under the 2006 Plan to each of its key employees. The performance period for the two-year award was the two-year period ending April 30, 2012. A target payout was established at the beginning of each performance period. The actual payout at the end of each performance period was calculated based upon the Company's achievement of revenue and operating profit growth. Payouts were made in cash and restricted stock units. There were no awards granted before the year ended April 30, 2011.

The cash component of the award is accounted for as a liability. The equity component is accounted for as a stock-based liability, as the restricted stock units may be settled in cash or stock. At each reporting period, the Company reassesses the probability of achieving the performance targets. The estimation of whether the performance targets will be achieved requires judgment, and, to the extent actual results or updated estimates differ from the Company's current estimates, the cumulative effect on current and prior periods of those changes will be recorded in the period estimates are revised.

During the years ended April 30, 2013, 2012 and 2011, the Company recorded compensation expense for the long-term incentive awards of $194,000, $441,000 and $762,000, respectively. At April 30, 2013 and 2012, the Company had an accrued liability of $0 and $1,203,000 for outstanding awards, respectively. The maximum compensation expense that may be recorded for outstanding awards is $12,518,000.

10. Income Taxes

A reconciliation of income tax expense computed using the U.S. federal statutory rates to actual income tax expense is as follows:

	Year Ended April 30,		
	2013	2012	2011
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal benefit	(9.6)	(0.3)	1.1
R&D and other tax credits	(29.6)	(3.4)	(11.3)
Other	7.4	(1.2)	(0.5)
Effective income tax rate	3.2%	30.1%	24.3%

The components of the provision for income taxes are as follows (in thousands):

	Year ended April 30,		
	2013	2012	2011
Current:			
Federal	$(3,818)	$12,814	$ 8,660
State	334	1,651	641
	(3,484)	14,465	9,301
Deferred:			
Federal	5,178	(187)	859
State	(1,347)	(1,134)	(1,836)
	3,831	(1,321)	(977)
Change in valuation allowance	—	(57)	(5)
Total income tax expense	$ 347	$13,087	$ 8,319

Significant components of the Company's deferred income tax assets and liabilities are as follows (in thousands):

	April 30,	
	2013	2012
Deferred income tax assets:		
Accrued expenses	$ 6,266	$ 9,697
Allowances, reserves, and other	3,050	763
Capital loss and credit carry-forwards	4,908	4,508
Unrealized loss on securities	—	454
Total deferred income tax assets	14,224	15,422
Deferred income tax liabilities:		
Unrealized gain on securities	(1,811)	—
Tax over book depreciation	(1,641)	(836)
Total deferred income tax liabilities	(3,452)	(836)
Net deferred tax assets	$10,772	$14,586

At April 30, 2013 and 2012, the Company had approximately $5,083,000 and $4,507,000, respectively, of unrecognized tax benefits all of which would impact the Company's effective tax rate if recognized. The Company estimates that $1,316,000 of its unrecognized tax benefits will decrease in the next twelve months due to statute of limitation expiration.

The following table summarizes the activity related to our gross unrecognized tax benefits for the years ended April 30, 2013 and 2012 (in thousands):

	April 30,	
	2013	2012
Balance as of May 1	$ 4,507	$4,655
Increases related to prior year tax positions	539	—
Decreases related to prior year tax positions	(19)	(533)
Increases related to current year tax positions	1,141	973
Decreases related to lapsing of statute of limitations	(1,085)	(588)
Balance as of April 30	$ 5,083	$4,507

The Company records interest and penalties on uncertain tax positions to income tax expense. As of April 30, 2013 and 2012, the Company had accrued approximately $238,000 and $125,000, respectively, of interest and penalties related to uncertain tax positions. The Company is currently under audit by various state jurisdictions but does not anticipate any material adjustments from these examinations. The tax years 2010, 2011 and 2012 remain open to examination by the IRS for federal income taxes. The tax years 2008 to 2012 remain open for major state taxing jurisdictions.

11. Related Party Transactions

Pursuant to a consulting agreement, the Company paid a board member approximately $172,000, $210,000 and $210,000 during the years ended April 30, 2013, 2012 and 2011, respectively, for consulting services independent of his board service.

During the year ended April 30, 2012, the Company purchased materials in the amount of $3,433,000 from a vendor with a common board member. As of April 30, 2012, the Company had a trade payable balance of $32,000 to this vendor.

12. Commitments and Contingencies

Commitments

The Company's operations are conducted in leased facilities. Following is a summary of non-cancelable operating lease commitments:

	Year ending April 30
	(In thousands)
2014	$ 4,324
2015	2,952
2016	1,919
2017	856
2018	137
Thereafter	—
	$10,188

Rental expense under operating leases was approximately $4,349,000, $3,995,000 and $3,812,000 for the years ended April 30, 2013, 2012 and 2011, respectively.

Contingencies

The Company is subject to legal proceedings and claims which arise out of the ordinary course of its business. Although adverse decisions or settlements may occur, the Company, in consultation with legal counsel, believes that the final disposition of such matters will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

Contract Cost Audits

Payments to the Company on government cost reimbursable contracts are based on provisional, or estimated indirect rates, which are subject to an annual audit by the Defense Contract Audit Agency, or DCAA. The cost audits result in the negotiation and determination of the final indirect cost rates that the Company may use for the period(s) audited. The final rates, if different from the provisional rates, may create an additional receivable or liability for the Company.

For example, during the course of its audits, the DCAA may question the Company's incurred costs, and if the DCAA believes the Company has accounted for such costs in a manner inconsistent with the requirements under Federal Acquisition Regulations, or FAR, the DCAA auditor may recommend to the Company's administrative contracting officer to disallow such costs. Historically, the Company has not experienced material disallowed costs as a result of government audits. However, the Company can provide no assurance that the DCAA or other government audits will not result in material disallowances for incurred costs in the future.

The Company's revenue recognition policy calls for revenue recognized on all cost reimbursable government contracts to be recorded at actual rates unless collectability is not reasonably assured.

13. Segment Data

The Company's product segments are as follows:

- Unmanned Aircraft Systems ("UAS")—The UAS segment focuses primarily on the design, development, production, support and operation of innovative UAS and tactical missile systems that provide situational awareness, multi-band communications, force protection and other mission effects to increase the security and effectiveness of the operations of the Company's customers.
- Efficient Energy Systems ("EES")—The EES segment focuses primarily on the design, development, production, marketing, support and operation of innovative efficient electric energy systems that address the growing demand for electric transportation solutions.

The accounting policies of the segments are the same as those described in Note 1, "Organization and Significant Accounting Policies." The operating segments do not make sales to each other. Depreciation and amortization related to the manufacturing of goods is included in gross margin for the segments. The Company does not discretely allocate assets to its operating segments, nor does the CODM evaluate operating segments using discrete asset information. Consequently, the Company operates its financial systems as a single segment for accounting and control purposes, maintains a single indirect rate structure across all segments, has no inter-segment sales or corporate elimination transactions, and maintains only limited financial statement information by segment.

The segment results are as follows (in thousands):

	Year Ended April 30,		
	2013	2012	2011
Revenue:			
UAS	$194,276	$273,728	$249,769
EES	45,876	51,280	42,734
Total	240,152	325,008	292,503
Cost of sales:			
UAS	115,194	157,663	150,256
EES	32,422	38,012	25,096
Total	147,616	195,675	175,352
Gross margin:			
UAS	79,082	116,065	99,513
EES	13,454	13,268	17,638
Total	92,536	129,333	117,151
Selling, general and administrative	51,520	55,280	47,431
Research and development	37,214	30,977	35,769
Income from operations	3,802	43,076	33,951
Interest income	726	462	277
Other income	6,245	—	—
Income before income taxes	$ 10,773	$ 43,538	$ 34,228

Geographic Information

Sales to non-U.S. customers accounted for 15%, 5% and 7% of revenue for each of the fiscal years ended April 30, 2013, 2012 and 2011, respectively.

14. Quarterly Results of Operations (Unaudited)

The following tables present selected unaudited consolidated financial data for each of the eight quarters in the two-year period ended April 30, 2013. In the Company's opinion, this unaudited information has been prepared on the same basis as the audited information and includes all adjustments (consisting of only normal recurring adjustments) necessary for a fair statement of the financial information for the period presented. The Company's fiscal year ends on April 30. Due to the fixed year end date of April 30, the first and fourth quarters each consist of approximately 13 weeks. The second and third quarters each consist of 13 weeks. The first three quarters end on a Saturday.

	Three Months Ended			
	July 28, 2012	October 27, 2012	January 26, 2013	April 30, 2013
	(In thousands except per share data)			
Year ended April 30, 2013				
Revenue	$58,677	$80,278	$47,087	$54,110
Gross margin	$19,505	$35,636	$19,673	$17,722
Net (loss) income	$(1,386)	$ 8,738	$ 3,869	$ (795)
Net (loss) income per share—basic	$ (0.06)	$ 0.40	$ 0.17	$ (0.04)
Net (loss) income per share—diluted	$ (0.06)	$ 0.39	$ 0.17	$ (0.04)

	Three Months Ended			
	July 30, 2011	October 29, 2011	January 28, 2012	April 30, 2012
	(In thousands except per share data)			
Year ended April 30, 2012				
Revenue	$61,997	$80,372	$71,964	$110,675
Gross margin	$21,715	$30,630	$27,433	$ 49,555
Net income	$ 326	$ 6,587	$ 5,744	$ 17,794
Net income per share—basic(1)	$ 0.02	$ 0.30	$ 0.26	$ 0.81
Net income per share—diluted(1)	$ 0.01	$ 0.30	$ 0.26	$ 0.80

(1) Earnings per share is computed independently for each of the quarters presented. The sum of the quarterly earnings per share do not equal the total earnings per share computed for the year due to rounding.

15. Subsequent Event

Subsequent to April 30, 2013, the Company's investment in two convertible bonds classified as available-for-sale issued by CybAero experienced a decline in fair value. As of June 18, 2013, the most practical date prior to the issuance of this Annual Report on Form 10-K, the closing stock price was 20.50 SEK. Based on the closing stock price on June 18, 2013, the fair value of the two convertible bonds held by the Company is $6,351,000 as compared to a fair value of $9,071,000 at April 30, 2013.

SUPPLEMENTARY DATA
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions	Balance at End of Period
		(In thousands)			
Allowance for doubtful accounts for the year ended April 30:					
2011	$ 745	$ 492	$—	$ (598)	$ 639
2012	$ 639	$ 282	$—	$ —	$ 921
2013	$ 921	$ 15	$—	$ —	$ 936
Warranty reserve for the year ended April 30:					
2011	$ 804	$1,449	$—	$(1,126)	$1,127
2012	$1,127	$4,284	$—	$(2,539)	$2,872
2013	$2,872	$2,169	$—	$(3,526)	$1,515
Reserve for inventory excess and obsolescence for the year ended April 30:					
2011	$1,191	$ 579	$—	$ (529)	$1,241
2012	$1,241	$2,056	$—	$ (543)	$2,754
2013	$2,754	$1,461	$—	$ (344)	$3,871
Reserve for self-insured medical claims for the year ended April 30:					
2011	$1,014	$7,322	$—	$(7,438)	$ 898
2012	$ 898	$9,082	$—	$(8,532)	$1,448
2013	$1,448	$7,950	$—	$(7,970)	$1,428

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. As required by Rule 13a-15(b) under the Exchange Act, we have carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective and were operating at a reasonable level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our principal executive and financial officers, we assessed our internal control over financial reporting as of April 30, 2013, based on criteria for effective internal control over financial reporting established in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of April 30, 2013 based on the specified criteria.

The effectiveness of our internal control over financial reporting as of April 30, 2013 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting or in other factors identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the quarter ended April 30, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

On February 21, 2013, we and Charles R. Holland, one of its directors, entered into Amendment No. 3 to Standard Consulting Agreement, or the Amendment, which amended the Standard Consulting Agreement, or the Consulting Agreement, previously entered into by us and Mr. Holland. Pursuant to the terms of the Amendment, the term of the Consulting Agreement was extended until January 1, 2016. In addition, also on February 21, 2013, we and Mr. Holland entered into a task order in accordance with the terms of the Consulting Agreement pursuant to which Mr. Holland shall provide 24 days per year of general marketing support for unmanned air vehicle systems to us over an anticipated three-year period at a rate of $4,000 per day. The foregoing descriptions of the Amendment and the task order do not purport to be complete and are qualified in their entirety by reference to the complete text of the Amendment and the task order, which are filed as Exhibits 10.26 and 10.27 hereto and incorporated by reference in this item.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of AeroVironment, Inc. and Subsidiaries

We have audited AeroVironment Inc.'s internal control over financial reporting as of April 30, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AeroVironment Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, AeroVironment, Inc. maintained, in all material respects, effective internal control over financial reporting as of April 30, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AeroVironment, Inc. and subsidiaries as of April 30, 2013 and 2012, and the related consolidated statements of income, comprehensive income stockholders' equity, and cash flows for each of the three years in the period ended April 30, 2013 of AeroVironment, Inc. and subsidiaries and our report dated June 25, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Los Angeles, California
June 25, 2013

PART III

Item 10. Directors, Executive Officers, and Corporate Governance.

Certain information required by Item 401 and Item 405 of Regulation S-K will be included in the Proxy Statement for our 2013 Annual Meeting of Stockholders, and that information is incorporated by reference herein.

Codes of Ethics

We have adopted a Code of Business Conduct and Ethics, or Code of Conduct. The Code of Conduct is posted on our website, http://investor.avinc.com. We intend to disclose on our website any amendments to, or waivers of, the Code of Conduct covering our Chief Executive Officer, Chief Financial Officer and/or Controller promptly following the date of such amendments or waivers. A copy of the Code of Conduct may be obtained upon request, without charge, by contacting our Secretary at (626) 357-9983 or by writing to us at AeroVironment, Inc., Attn: Secretary, 181 W. Huntington Dr., Suite 202, Monrovia, CA 91016. The information contained on or connected to our website is not incorporated by reference into this Annual Report and should not be considered part of this or any reported filed with the SEC.

No family relationships exist among any of our executive officers or directors.

There have been no material changes to the procedures by which security holders may recommend nominees to our board of directors.

The information required by Item 407(d)(4) and (5) of Regulation S-K will be included in the Proxy Statement for our 2013 Annual Meeting of Stockholders, and that information is incorporated by reference herein.

Item 11. Executive Compensation.

The information required by Item 402 and Item 407(e)(4) and (5) of Regulation S-K will be included in the Proxy Statement for our 2013 Annual Meeting of Stockholders, and that information is incorporated by reference herein.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by Item 201(d) and Item 403 of Regulation S-K will be included in the Proxy Statement for our 2013 Annual Meeting of Stockholders, and that information is incorporated by reference herein.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by Item 404 and Item 407(a) of Regulation S-K will be included in the Proxy Statement for our 2013 Annual Meeting of Stockholders, and that information is incorporated by reference herein.

Item 14. Principal Accounting Fees and Services.

The information required by Item 14 will be included in the Proxy Statement for our 2013 Annual Meeting of Stockholders, and that information is incorporated by reference herein.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) The following are filed as part of this Annual Report:

1. Financial Statements

The following consolidated financial statements are included in Item 8:

- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets at April 30, 2013 and 2012
- Consolidated Statements of Income for the Years ended April 30, 2013, 2012 and 2011
- Consolidated Statements of Comprehensive Income for the Years Ended April 30, 2013, 2012 and 2011
- Consolidated Statements of Stockholders' Equity for the Years ended April 30, 2013, 2012 and 2011
- Consolidated Statements of Cash Flows for the Years ended April 30, 2013, 2012 and 2011
- Notes to Consolidated Financial Statements

2. Financial Statement Schedules

The following Schedule is included in Item 8:

- Schedule II—Valuation and Qualifying Accounts

All other schedules have been omitted since the required information is not present, or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the Notes thereto.

3. Exhibits

See Item 15(b) of this report below.

(b) Exhibits

Exhibit Number	Exhibit
3.1(1)	Amended and Restated Certificate of Incorporation of AeroVironment, Inc.
3.3(2)	Second Amended and Restated Bylaws of AeroVironment, Inc.
4.1(3)	Form of AeroVironment, Inc.'s Common Stock Certificate
10.1#(3)	Form of Director and Executive Officer Indemnification Agreement
10.2#(3)	AeroVironment, Inc. Nonqualified Stock Option Plan
10.3#(3)	Form of Nonqualified Stock Option Agreement pursuant to the AeroVironment, Inc. Nonqualified Stock Option Plan
10.4#(3)	AeroVironment, Inc. Directors' Nonqualified Stock Option Plan
10.5#(3)	Form of Directors' Nonqualified Stock Option Agreement pursuant to the AeroVironment, Inc. Directors' Nonqualified Stock Option Plan
10.6#(3)	AeroVironment, Inc. 2002 Equity Incentive Plan
10.7#(3)	Form of AeroVironment, Inc. 2002 Equity Incentive Plan Stock Option Agreement
10.8#(3)	AeroVironment, Inc. 2006 Equity Incentive Plan
10.9#(4)	AeroVironment, Inc. 2006 Equity Incentive Plan, as amended and restated effective September 29, 2012
10.10#(3)	Form of Stock Option Agreement pursuant to the AeroVironment, Inc. 2006 Equity Incentive Plan

Exhibit Number	Exhibit
10.11#(3)	Form of Performance Based Bonus Award pursuant to the AeroVironment, Inc. 2006 Equity Incentive Plan
10.12#(5)	Form of Long-Term Compensation Award Grant Notice and Long-Term Compensation Award Agreement pursuant to the AeroVironment, Inc. 2006 Equity Incentive Plan
10.13(6)	Standard Industrial/Commercial Single-Tenant Lease, dated February 12, 2007, between AeroVironment, Inc. and OMP Industrial Moreland, LLC, for the property located at 85 Moreland Road, Simi Valley, California, including the addendum thereto
10.14(7)	Standard Industrial/Commercial Single-Tenant Lease, dated March 3, 2008, between AeroVironment, Inc. and Hillside Associates III, LLC, for the property located at 900 Enchanted Way, Simi Valley, California, including the addendum thereto
10.15(7)	Standard Industrial/Commercial Single-Tenant Lease, dated April 21, 2008, between AeroVironment, Inc. and Hillside Associates II, LLC, for the property located at 994 Flower Glen Street, Simi Valley, California, including the addendum thereto
10.16†(3)	AV Direct Project Request, dated July 7, 2005, between AeroVironment, Inc. and Marine Corps System Command
10.17†(3)	Award Contract, dated December 22, 2005, between AeroVironment, Inc. and Marine Corps System Command
10.18†(8)	Award Contract, dated August 15, 2005, between AeroVironment, Inc. and U.S. Army Aviation & Missile Command
10.19†(3)	Award Contract, dated September 21, 2004, between AeroVironment, Inc. and Natick Contracting Division
10.20†(3)	Award Contract, dated January 2, 2004, between AeroVironment, Inc. and U.S. Army Aviation & Missile Command
10.21†(9)	Award Contract, dated September 24, 2007, between AeroVironment, Inc. and United States Special Operations Command, as amended
10.22†(10)	Award Contract, dated December 22, 2006, between AeroVironment, Inc. and the United States Air Force/Air Force Research Laboratory, Aeronautical Systems Center, as amended
10.23#(2)	Standard Consulting Agreement, dated November 1, 2008, between AeroVironment, Inc. and Charles R. Holland
10.24(11)	Amendment No. 2 to Standard Consulting Agreement, dated December 17, 2009, between AeroVironment, Inc. and Charles R. Holland
10.25#(11)	Task Order #FY-10-001, dated December 17, 2009, between AeroVironment, Inc. and Charles R. Holland
10.26#	Amendment No. 3 to Standard Consulting Agreement, dated February 21, 2013, between AeroVironment, Inc. and Charles R. Holland
10.27#	Task Order FY13-001, dated February 21, 2013, between AeroVironment, Inc. and Charles R. Holland
10.28#	Relocation agreement, effective February 21, 2013, between AeroVironment, Inc. and Wahid Nawabi
10.29#(3)	Retiree Medical Plan
10.30†(12)	Award Contract, dated June 30, 2008, between AeroVironment, Inc. and United States Special Operations Command, as amended
10.31†(13)	Award Contract, dated March 1, 2011, between AeroVironment, Inc. and United States Army Contracting Command
21.1	Subsidiaries of AeroVironment, Inc.
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm
24.1	Power of Attorney (incorporated by reference to the signature page of this Annual Report)
31.1	Certification Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934
31.2	Certification Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

Exhibit Number	Exhibit
101.LAB*	XBRL Taxonomy Label Linkbase Document
101.PRE*	XBRL Taxonomy Presentation Linkbase Document

(1) Incorporated by reference herein to the exhibits to the Company's Quarterly Report on Form 10-Q filed March 9, 2007 (File No. 001-33261).

(2) Incorporated by reference herein to the exhibits on the Company's Annual Report on Form 10-K filed June 24, 2009 (File No. 001-33261).

(3) Incorporated by reference herein to the exhibits to the Company's Registration Statement on Form S-1 (File No. 333-137658).

(4) Incorporated by reference to the exhibits to the registrant's Form 8-K filed on October 5, 2011 (File No. 001-33261).

(5) Incorporated by reference herein to the exhibits to the Company's Current Report on Form 8-K filed July 28, 2010 (File No. 001-33261).

(6) Incorporated by reference herein to the exhibits on the Company's Annual Report on Form 10-K filed June 29, 2007 (File No. 001-33261).

(7) Incorporated by reference herein to the exhibits to the Company's Annual Report on Form 10-K filed June 26, 2008 (File No. 001-33261).

(8) Incorporated by reference herein to the exhibits to the Company's Quarterly Report on Form 10-Q filed March 10, 2010 (File No. 001-33261).

(9) Incorporated by reference herein to the exhibits to the Company's Quarterly Report on Form 10-Q filed December 6, 2007 (File No. 001-33261).

(10) Incorporated by reference herein to the exhibits to the Company's Quarterly Report on Form 10-Q filed March 4, 2008 (File No. 001-33261).

(11) Incorporated by reference herein to the exhibits to the Company's Current Report on Form 8-K filed December 22, 2009 (File No. 001-33261).

(12) Incorporated by reference herein to the exhibits to the Company's Quarterly Report on Form 10-Q filed September 10, 2008 (File No. 001-33261).

(13) Incorporated by reference to the exhibits to the registrant's Form 8-K filed on October 5, 2011 (File No. 001-33261).

† Confidential treatment has been granted for portions of this exhibit.

# Indicates management contract or compensatory plan.

* Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under these sections.

(c) Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEROVIRONMENT, INC.

Date: June 25, 2013

/s/ TIMOTHY E. CONVER

By: Timothy E. Conver
Its: Chairman, Chief Executive Officer and President (Principal Executive Officer)

KNOW ALL PERSONS BY THESE PRESENTS, that each of the persons whose signature appears below hereby constitutes and appoints Timothy E. Conver and Jikun Kim, each of them acting individually, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming our signatures as they may be signed by our said attorney-in-fact and any and all amendments to this Annual Report on Form 10-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ TIMOTHY E. CONVER Timothy E. Conver	Chairman, President and Chief Executive Officer and Director (Principal Executive Officer)	June 25, 2013
/s/ JIKUN KIM Jikun Kim	Chief Financial Officer (Principal Financial and Accounting Officer)	June 25, 2013
/s/ JOSEPH F. ALIBRANDI Joseph F. Alibrandi	Director	June 25, 2013
/s/ KENNETH R. BAKER Kenneth R. Baker	Director	June 25, 2013
/s/ ARNOLD L. FISHMAN Arnold L. Fishman	Director	June 25, 2013
/s/ MURRAY GELL-MANN Murray Gell-Mann	Director	June 25, 2013
/s/ CHARLES R. HOLLAND Charles R. Holland	Director	June 25, 2013